UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

AECOM TECHNOLOGY CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	61-1088522
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

555 South Flower Street, Suite 3700
Los Angeles, California 90071

(Address of principal executive offices, including zip code)

(213) 593-8000

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains statements which, to the extent that they do not recite historical fact, constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934.  The words “believe,” “expect,” “estimate,” “may,” “will,” “could,” “plan” or “continue” and similar expressions are intended to identify forward-looking statements.  Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by us or on our behalf.  These risks and uncertainties include, but are not limited to:

•         our dependence on long-term government contracts, which are subject to the government’s budgetary approval process;

•         the possibility that our government contracts may be terminated by the government;

•         our ability to successfully manage our joint ventures;

•         the risk of employee misconduct or our failure to comply with laws and regulations;

•         our ability to successfully execute our mergers and acquisitions strategy, including the integration of new companies into our business;

•         our ability to attract and retain key technical and management personnel;

•         our ability to complete our backlog of uncompleted projects as currently projected;

•         competitive pressures and trends in our industry;

•         our liquidity and capital resources; and

•         other factors identified throughout this registration statement.

In addition, this registration statement contains industry data related to our business and the markets in which we operate.  This data includes projections that are based on a number of assumptions.  If these assumptions turn out to be incorrect, actual results could differ from the projections.

We caution you that forward-looking statements are only predictions and that actual events or results may differ materially.  In evaluating these statements, you should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by the forward-looking statements, including the factors that we discuss in the section entitled “Risk Factors.”

ITEM 1.  BUSINESS

In this registration statement, we use the terms “AECOM,” “the Company,” “we,” “us” and “our” to refer to AECOM Technology Corporation and its consolidated subsidiaries.

Overview

We are a leading global provider of professional technical and management support services for government and commercial clients around the world.  We provide our services through our global network of approximately 28,000 employees in over 60 countries to a broad range of end markets, including the transportation, facilities and environmental markets.  We are one of the largest U.S.-based engineering design firms based on 2005 revenue according to Engineering News-Record (ENR), and we are ranked the largest “pure” design firm by ENR.  We provide our services in major geographic markets across the world, including North America, Europe, Asia/Pacific, the Middle East and Latin America.

From October 1, 2001 to September 30, 2006, our revenue grew from approximately $1.7 billion to approximately $3.4 billion, reflecting a compound annual growth rate (CAGR) of 18.3%.  In that same period, our diluted earnings per share increased from $0.86 to $1.48, reflecting a CAGR of 14.7%.  As of September 30, 2006, we had a total backlog of approximately $2.5 billion compared to approximately $2.0 billion at September 30, 2005, representing a 25.0% increase.

We offer our broad range of services through our two business segments: Professional Technical Services and Management Support Services.

Professional Technical Services (PTS).  Our PTS segment delivers planning, engineering, consulting, architecture and program and construction management services to institutional, commercial and government clients worldwide in major end markets such as the transportation, facilities and environmental markets.  The transportation market includes transit and rail, highways and bridges, airports, ports and harbors.  The facilities market includes governmental, institutional, commercial and industrial facilities.  The environmental market includes water supply and wastewater infrastructure, water resources, and environmental management.  We also provide services for projects in the mining, power and energy end markets.

For example, we are providing master planning services for the 2012 London Summer Olympic Games, program management services through a joint venture for the Second Avenue subway line in New York City and engineering and environmental management services to support global energy infrastructure development for a number of large petroleum companies.  Our PTS segment contributed approximately $2.8 billion, or approximately 82.4% of our revenue, in the fiscal year ended September 30, 2006.

Management Support Services (MSS).  Our MSS segment provides infrastructure management and maintenance, training, logistics, consulting, technical assistance and systems integration services, primarily for agencies of the United States Government.  These services include life support systems, security, utilities, business processes and vehicle and facility maintenance.  For example, we manage more than 6,000 employees in Kuwait that provide logistics, security, communications and information technology services for the U.S. Army Central Command-Kuwait.  We also provide operations and maintenance services for the U.S. Army’s Fort Polk Joint Readiness Training Center in Louisiana.  Our MSS segment contributed approximately $0.6 billion, or approximately 17.6% of our revenue, in the fiscal year ended September 30, 2006.

Our Market Opportunity

The markets for professional technical services and management support services include the markets for planning, design, consulting, project and program management and construction management services.  These services are provided to support the management and development of built and natural environments around the world.

According to ENR, the top 500 design firms in the United States ranked by revenue generated revenue of approximately $59.8 billion in 2005, which was an 11.8% increase over 2004.  Of this $59.8 billion in revenue, the largest two categories were general building and transportation, representing $22.9 billion and $20.3 billion, respectively.  Water and wastewater combined represented an additional $13.4 billion in 2005 revenues.  According to ENR, based on 2005 revenue, we were the #1 firm in transportation, #1 in general buildings, #2 in wastewater and #4 in water supply.

The principal client base for firms providing professional technical services and management support services includes local, state and national governments, public and private institutions and private sector businesses.  This client base is becoming increasingly reliant on professional technical services or management support services that are either not readily available from internal resources or are not among their core competencies.  For example, we expect continued growth in our PTS end markets due to factors such as population growth, increasing regulatory requirements, the need to upgrade and improve the world’s infrastructure, the trend towards outsourcing of services, economic development, increased globalization, competition and technological advancement.  Further, we believe the aging of governmental workforces, along with military operations and force realignments, will enhance the demand for outsourcing in the government services area for firms with experience in security, logistics and overseas operations.    We believe that the underlying fundamentals of our end markets are strong and firms that integrate global presence with a full breadth of technical capabilities will be best positioned to capitalize on the demand for services in these markets.

Our Competitive Strengths

We believe we have the experience, personnel, technical expertise, management and administrative infrastructure to lead our clients through their most complicated and critical technical undertakings.  We use our knowledge of global end markets and technical expertise across our operations to provide the professional technical advice and services needed by our clients.

We have strong and long-standing client relationships

While we continue to aggressively pursue new clients, we have developed strong and long-term relationships with a number of large corporations and government entities worldwide.  We believe that these types of long-term relationships allow us to better understand and be more responsive to our clients’ needs and better manage our risks.  This also leads to repeat business opportunities and opportunities to expand the scope of our value-added services with existing clients.  For example, several of our operating companies have been providing services for over 30 years to clients such as the Illinois State Tollway Authority, U.S. Navy, Massachusetts Water Resources Authority and the Port Authorities of New York and New Jersey.

We benefit from our experienced management team and employees

We have a talented, dedicated and experienced work force, strategically located across the globe, led by an experienced executive management team.  Our Chief Executive Officer and members of our operating board, which consists of leaders throughout our company, have an average of more than 20 years of experience with their AECOM companies, and more than 25 years in our industry.  Our long-standing practice is to provide employee incentives, such as stock ownership, that are designed to optimize performance and to ensure our ability to attract and retain a quality work force.

We have a successful history of mergers and acquisitions

In accordance with our long-term strategic plan, we have completed a number of mergers and acquisitions to supplement our organic growth, and we expect to continue to add firms with complementary service lines, end market expertise and/or broader geographic reach, as well as firms that fill in certain niche specialties and/or effectively add needed professional staff.  By adding to our existing professional technical services capabilities and expanding into new geographic areas, we continue to position ourselves as a leading full service provider of professional technical and management support services to our clients in most major areas of development in the world.

The following is a brief summary of some of our key mergers and acquisitions since 2000:

•                  Metcalf and Eddy.  In April 2000, we added Metcalf and Eddy, a Massachusetts-based firm founded in 1907, which provided us with a global brand for our water and wastewater businesses.

•                  Maunsell Group.  In April 2000, we added the Maunsell Group, a global engineering firm founded in 1970, which provided us with a strong presence in the engineering markets in the United Kingdom, Hong Kong/China and Australia.

•                  Oscar Faber Ltd.  In October 2001, we added Oscar Faber, a U.K.-based building services, environmental and transportation planning firm founded in 1921, which we then merged with Maunsell to create Faber Maunsell, further expanding our presence in the United Kingdom.

•                  UMA Group.  In September 2004, we added UMA Group, Ltd., a Canada-based engineering firm founded in 1912, which expanded our presence in the North American market.

•                  ENSR Corporation.  In September 2005, we added ENSR Corporation, a Massachusetts-based global environmental management firm founded in 1968, which strengthened our position in the energy infrastructure and environmental management markets and increased the number of multi-national corporations we serve.

•                  EDAW.  In December 2005, we added EDAW, Inc., a California-based global urban planning and landscape architectural firm founded in 1939, which increased our planning and design capabilities in the U.S., Europe, Middle East and Asia/Pacific.

•                  Cansult Limited.  In September 2006, we added Cansult Limited, a Canada-based engineering firm founded in 1961 that operates predominantly in the Middle East.  Cansult’s operations, combined with our existing operations in the Middle East, make us one of the largest engineering firms in the region.

•                  Hayes, Seay, Mattern & Mattern.  In January 2007, we added Hayes, Seay, Mattern & Mattern, a Virginia-based facilities, environmental and civil engineering firm founded in 1947.  This addition broadened our presence in the Mid-Atlantic and Southeast regions of the United States and expanded our U.S. presence in areas such as facilities and water resources.

We combine global reach with local presence

We have a global network of approximately 28,000 employees with projects in over 60 countries. Our clients benefit from a firm that combines intimate local knowledge and expertise with the size, presence and leverage of one of the world’s largest engineering and design services companies.  As of September 30, 2006, approximately 62% of our employees were located outside the United States.  We operate through a number of wholly-owned subsidiaries that have the advantage of competing under several internationally known brand names in our end markets, while maintaining the recognition that they are part of AECOM, a global company.

We have leadership positions in strong, growing markets

Based on ENR’s rankings of firms by 2005 revenue, we are highly ranked in a number of key engineering and consulting services sectors, including transportation (#1), general building (#1), wastewater (#2) and water supply (#4).  We also have a leadership position in many other specialty technical areas.  We believe the growing trend for outsourcing of professional technical services complements our capabilities, size and experience in providing these services and positions us to continue to strengthen our business.

We are diversified across service lines, end markets and geographies

We are a leader in offering a broad array of professional technical services and management support services to our clients around the world, with depth of end market and service line experience and expertise in many disciplines.  In the fiscal year ended September 30, 2006, excluding the U.S. federal government, no single customer accounted for more than 10% of our total revenue.  The U.S. federal government, including the Department of Defense, Department of Energy and the Department of Homeland Security, accounted for approximately 28% of our total revenue in the fiscal year ended September 30, 2006.  The U.S. federal government accounted for approximately 12% of the revenue of our PTS segment and almost all of the revenue of our MSS segment for the fiscal year ended September 30, 2006.  In addition, the gross profit from our 25 largest projects, as measured by gross profit, has historically represented less than 20% of our total gross profit.  We believe this diversification enables us to take advantage of changing business, technological and economic conditions worldwide, and allows us to better manage our business through market cycles.  We believe this has been a key factor in our growth since our inception.

Our Strategy

Our strategy is to advance our leadership position in each end market, technical service line and geographic area in which we operate, focusing on the following key objectives:

Expand our long-standing client relationships and provide our clients with a broad spectrum of technical services

Our business model emphasizes the development of long-term relationships with our clients.  We have long-standing relationships with a number of large corporations, public and private institutions and governmental agencies worldwide.  Many of those relationships go back several decades with our predecessor entity or operating companies.  We will continue to focus on our commitment to client satisfaction to strengthen and expand these relationships.

By integrating and providing a broad range of services, we believe we deliver maximum value to our clients at competitive costs.  Also, by coordinating and consolidating our knowledge base, we believe we have the ability to export our leading edge technical skills to any region in the world in which our clients may need them.  This advances our strategy of providing a full-service solution for our clients’ needs.

Continue to expand into new geographies, technical services and end markets

Our historic growth and financial performance has resulted in part from disciplined diversification by geography, technical services and end markets.  We plan to continue this strategic focus by continuing to broaden our service offerings and by further penetrating key geographic regions and end markets around the world.  For example, we intend to increase our presence in such growing geographic markets as the U.S., China, the U.K., Australia, Canada, the Middle East and developing regions such as Eastern Europe.  We intend to continue to focus on our traditional transportation, facilities and environmental end markets and to develop a greater presence in such end markets as power, energy and government services.

A key part of this strategy will be to continue to attract other successful companies who can see their strategic and professional futures strengthened by joining AECOM.  This approach has served us well as we have strengthened and diversified our leadership positions both geographically, technically and across end markets.  For example, our recent addition of Cansult Limited bolstered our presence in the Middle East, especially in serving large private clients in that region.  Our mergers and acquisitions approach is designed to enable our new partners to continue to focus on their core businesses while their growth accelerates through a combination of the benefits of their joining a global platform and our continued investment.

Strengthen and Support Human Capital

Our experienced employees and management are our most valued resources.  Attracting and retaining key personnel is critically important to our business, and we will continue to focus on providing our personnel with training and other personal and professional growth opportunities, performance-based incentives, opportunities for stock ownership and other competitive benefits.  Over the past five years, we have substantially increased our employee base.  This increase comes from organic growth as well as growth from mergers and acquisitions.  Our employee population has grown from approximately 12,700 employees as of September 30, 2001 to approximately 28,000 as of the date of this registration statement.  In 2006, we expanded a firm-wide employee engagement program to put increased focus and resources on this important strategic area.  The program includes elements designed to foster professional and career development and advance leadership development, promote succession planning and firmly link employee engagement with our business objectives.  We believe that our employee programs align the interests of our personnel with those of our clients and stockholders.

Our History

We were formed in 1985 as Ashland Technology Corporation, a Delaware corporation and a wholly owned subsidiary of Ashland Inc., an oil and gas refining and distribution company.  Many of the companies that comprise AECOM have operating histories going back more than 50 years.  Since our becoming an independent company in 1990, we have grown by a combination of organic growth and strategic mergers and niche acquisitions from approximately 3,300 employees and approximately $300 million in revenues to approximately 28,000 employees and approximately $3.4 billion in revenues for the fiscal year ended September 30, 2006.  We provide our services across the world using internationally and locally known brand names where we believe strategically appropriate.

Our Business Segments

The following table sets forth the revenues attributable to our business segments for the periods indicated(1):

	Year Ended September 30, (in thousands)
	2004	2005	2006

Professional Technical Services (PTS)	$1,777,718	$2,082,618	$2,772,833
Management Support Services (MSS)	232,143	309,053	647,188
Total	$2,009,861	$2,391,671	$3,420,021

(1)  For a reconciliation to the consolidated statements of income, see note 19 to the notes to our consolidated financial statements contained elsewhere in this registration statement.

Our Professional Technical Services Segment (PTS)

Our PTS segment is comprised of a broad array of services, generally provided on a fee-for-service basis.  These services include planning, design, consulting, program management and construction management for industrial, commercial, institutional and government clients worldwide.  For each of these services, our technical expertise includes civil, structural, process, mechanical, geotechnical systems and electrical engineering, architecture, landscape and interior design, urban and regional planning, project economics, and environmental, health and safety work.

With our technical and management expertise, we are able to provide our clients with the full spectrum of services they may require. For example, within our environmental management service offerings, we provide regulatory compliance planning and management, environmental modeling, environmental impact assessment and environmental permitting for major capital/infrastructure projects.  In addition, we provide specialized services in areas such as environmental toxicology, health and safety risk assessment, sanitary engineering, air quality analysis, water resources protection and development, remediation consulting, brownfield reclamation and sustainable land use development programs.

Our services may be sequenced over multiple phases.  For example, in the area of program management and construction management services, these services may begin with a small consulting or planning contract, and may later develop into an overall management role for the project or a series of projects, which we refer to as a program.  Program and construction management contracts typically employ a staff of 10 to more than 100 and, in many cases, operate as an outsourcing arrangement with our staff located at the project site.  For example, since 1990, we have been managing the renovation work at the Pentagon for the U.S. Department of Defense, and we currently have approximately 100 staff members located on-site.  Another example of our program and construction management services would be our services related to the development of educational facilities for K-12 school districts and/or community colleges.  We are performing these types of assignments throughout the U.S., including the cities of Dallas, Los Angeles and Houston.

We provide the services in our PTS segment both directly and through joint venture or similar partner arrangements to a broad range of diverse end markets, including:

Transportation.  We serve several key transportation sectors, including:

•                  Transit and Rail.  Projects include light rail, heavy rail (including high speed, commuter and freight) and multimodal transit projects. For example, we are providing services for the PATH permanent World Trade Center Terminal and the Second Avenue Subway (8.5-mile rail route and 16 stations) in New York City, and the Ma On Shan Rail (7-mile elevated railway) in Hong Kong.

•                  Marine, Ports and Harbors.  Projects include wharf facilities and container port facilities for private and public port operators. Examples of these facilities include container facilities in Hong Kong, the Ports of Los Angeles, Long Beach, New York and New Jersey and waterfront transshipment facilities for oil and liquid natural gas.

•                  Highways, Bridges and Tunnels.  Projects include interstate, primary and secondary urban and rural highway systems and bridge projects. For example, we are working on the SH-130 Toll Road (49-mile “greenfield” highway project) in Austin, Texas, the Sydney Orbital Bypass (39 kilometer highway) in Sydney, Australia and the Sutong cable-stayed bridge (1088 meter span) crossing the Yangtze River in China.

•                  Aviation.  Projects include landside terminal and airside facilities and runways as well as taxiways.  For example, we have provided services to a number of major U.S. airports, including O’Hare International in Chicago; Los Angeles International; John F. Kennedy and La Guardia in New York City; Reagan National and Dulles International in Washington, D.C. and Miami International.  We also have provided services to airports in Hong Kong, London, Cyprus and Qatar.

Facilities.

•                  Government.  Projects include our services for the Department of Homeland Security, including the Federal Emergency Management Agency and agencies of the Department of Defense.  We also provide architectural and engineering services for several national laboratories, including the laboratories at Hanford, Washington and Los Alamos, New Mexico.

•                  Industrial.  Projects include industrial facilities for a variety of niche end markets including manufacturing, distribution, aviation, aerospace, communications, media, pharmaceuticals, renewable energy, chemical, and food and beverage facilities.  For example, we have provided engineering and construction support services to Pfizer Inc. at its Portage, Michigan manufacturing facility.

•                  Urban Master Planning/Design.  Projects include design services, landscape architecture, general policy consulting and environmental planning projects for a variety of government, institutional and private sector clients.  For example, we have provided planning and consulting services for the Olympic Games sites in Atlanta, Sydney, Beijing, Salt Lake City and London.  We are providing strategic planning and master planning services for new cities and major mixed use developments in China, Southeast Asia, the Middle East, the U.K. and the U.S.

•                  Commercial and Leisure Facilities.  Projects include corporate headquarters, high-rise office towers, historic buildings, leisure and entertainment facilities and corporate campuses.  For example, we provided electronic security programming and installation services for the renovation of Soldier Field in Chicago, construction management for the renovation of Dodger Stadium in Los Angeles, and building services, engineering, architectural lighting, advanced modeling, infrastructure and utilities engineering and advanced security for the headquarters of the British Broadcasting Company in London.

•                  Institutional.  Projects include engineering services for college and university campuses, including the new Kennedy-King College in Chicago, Illinois.  We also have undertaken assignments for Oxford University in the U.K., Pomona College and Loyola Marymount University in California, and various private hospitals throughout the U.S.

Environmental

•                  Water and Wastewater.  Projects include treatment facilities as well as supply, distribution and collection systems, stormwater management, desalinization, and other water re-use technologies for metropolitan governments.  We have provided services to the Metropolitan Water Reclamation District of Greater Chicago’s Calumet and Stickney wastewater treatment plants, two of the largest such plants in the world.  Currently we are working with New York City on the Bowery Bay facility reconstruction, and have had a major role in Hong Kong’s Harbor Area Treatment Scheme for Victoria Harbor.

•                  Environmental Management.  Projects include remediation, waste handling, testing and monitoring of environmental conditions and environmental construction management for private sector clients.  For example, we have provided permitting services for pipeline projects for major energy companies and environmental remediation, restoration of damaged wetlands, and services associated with reduction of greenhouse gas emissions for large multinational corporations.

•                  Water Resources.  Projects include regional-scale floodplain mapping and analysis for public agencies, along with the analysis and development of protected groundwater resources for companies in the bottled water industry.

Our Management Support Services Segment

Through our MSS segment, we offer infrastructure management and maintenance, training, logistics, consulting, technical assistance and systems integration services, primarily for agencies of the United States Government.

We provide a wide array of services in our MSS segment, both directly and through joint venture or similar partner arrangements, including:

Installation Operations. Projects include Department of Defense and Department of Energy installations where we provide comprehensive services for the operation and maintenance of complex government installations, including military bases, test ranges and equipment. We have undertaken assignments in this category in the Middle East and the U.S.  We also provide services for the operations and maintenance of the Department of Energy’s Nevada Test Site.

Logistics.  Projects include logistics support services for a number of Department of Defense agencies and defense prime contractors focused on developing and managing integrated supply and distribution networks.  We oversee warehousing, packaging, delivery and traffic management for the distribution of government equipment and materials.

Training.  Projects include training applications in live, virtual and simulation training environments. We have conducted training at the U.S. Army’s Center for Security Training in Maryland for law enforcement and military personnel. We have also supported the training of international police officers and peacekeepers for deployment in various locations around the world in the areas of maintaining electronics and communications equipment.

Systems Support.  Projects cover a diverse set of operational and support systems for the maintenance, operation and modernization of Department of Defense and Department of Energy installations. Our services in this area range from information technology and communications to life cycle optimization and engineering, including environmental management services.  Through our joint venture operations at the Nevada Test Site and the Combat Support Services operation in Kuwait, our teams are responsible for facility and infrastructure support for critical missions of the U.S. Government in its nonproliferation efforts, emergency response readiness, and force support and sustainment.  Enterprise network operations and information systems support, including remote location engineering and operation in classified environments, are also areas of specialized services we provide.

Technical Personnel Placement.  Projects include the placement of personnel in key functional areas of military and other government agencies, as these entities continue to outsource critical services to commercial entities.  We provide systems, processes and personnel in support of the Department of Justice’s management of forfeited assets recovered by law enforcement agencies.  We also support the Department of State in its enforcement programs by recruiting, training and supporting police officers for international and homeland security missions.

Field Services.  Projects include maintaining, modifying and overhauling ground vehicles, armored carriers and associated support equipment both within and outside of the United States under contracts with the Department of Defense. We also maintain and repair telecommunications systems for military and civilian entities.  The ability to deploy highly mobile field response teams to locations across the world to supplement mission support and equipment readiness is a critical requirement in this service area.

Our Clients

Our clients consist primarily of national governments, state, regional and local governments, public and private institutions and major corporations. The following table sets forth our total revenues attributable to these categories of clients for each of the periods indicated:

	Year Ended September 30, (dollars in thousands)
	2004	%	2005	%	2006	%
U.S. Federal Government
PTS	$153,302	8%	$215,951	9%	319,675	9%
MSS	232,143	11%	309,052	13%	641,764	19%
U.S. State and Local Governments	801,680	40%	788,463	33%	848,530	25%
Non-U.S. Governments	333,083	17%	475,991	20%	355,835	10%
Subtotal Governments	1,520,208	76%	1,789,457	75%	2,165,804	63%
Private Entities (worldwide)	491,768	24%	605,883	25%	1,255,688	37%
Total	$2,011,976	100%	$2,395,340	100%	$3,421,492	100%

Other than the U.S. Government, no single client accounted for 10% or more of our revenues in any of the past five fiscal years.  The work attributed to the U.S. Government for the fiscal year ended September 30, 2006 includes our work for the Department of Defense, Department of Energy and the Department of Homeland Security.  The diversity of our client base is illustrated by the fact that for the fiscal year ended September 30, 2006, our 25 largest projects, as measured by gross profit, accounted for less than 15% of our consolidated gross profit.

Contracts

The price provisions of the contracts we undertake can be grouped into two broad categories: cost-reimbursable contracts and fixed-price contracts.  The majority of our contracts fall under the relatively lower risk category of cost-reimbursable contracts.

Cost-Reimbursable Contracts

Cost-reimbursable contracts consist of two similar contract types, cost-plus and time and material.

Cost Plus.  Cost plus is the predominant contracting method used by U.S. federal, state and local governments.  These contracts provide for reimbursement of actual costs and overhead incurred by us, plus a predetermined fee.  Under some cost-plus contracts, our fee may be based on quality, schedule and other performance factors.

Time and Material.  Time and material is common for smaller scale engineering and consulting services.  Under these types of contracts, we negotiate hourly billing rates and charge our clients based upon actual hours expended on a project; unlike cost-plus, however, there is no predetermined fee.  In addition, any direct project expenditures are passed through to the client and are reimbursed.  These contracts may have a fixed price element in the form of not-to-exceed or guaranteed maximum price provisions.

For the fiscal year ended September 30, 2006, cost-reimbursable contracts represented approximately 68% of our total revenues, with cost-plus contracts constituting approximately 50% and time and material contracts constituting approximately 18% of our total revenues.

Fixed-Price Contracts

Fixed-price contracts are the predominant contracting method outside of the United States.  There are typically two types of fixed-price contracts.  The first and more common type, lump-sum, involves performing all of the work under the contract for a specified lump-sum fee.  Lump-sum contracts are typically subject to price adjustments if the scope of the project changes or unforeseen conditions arise.  The second type, fixed-unit price, involves performing an estimated number of units of work at an agreed price per unit, with the total payment under the contract determined by the actual number of units performed.

Many of our lump-sum contracts are negotiated and arise in the design of projects with a specified scope.  Lump-sum contracts often arise in the area of construction management.  Construction management services can be in the form of general administrative oversight (in which we do not assume responsibility for construction means and methods and is on a cost-reimbursable basis), or on a fixed price, “at risk” basis.  We perform a limited amount of construction management “at risk.”    Under construction management at risk, we are typically responsible for the design of the facility with the contract price negotiated after we have secured specific bids from various subcontractors and added a contingency and fee.  This process is often referred to as “design-build.”

Some of our fixed-price contracts require us to provide performance bonds or parent company guarantees to assure our clients that their project will be completed in accordance with the terms of our contracts.  In such cases, we typically require our primary subcontractors to provide similar bonds and guarantees or be adequately insured, and we pass the terms and conditions set forth in our agreement to our subcontractors.  We typically mitigate the risks of fixed-price contracts by contracting to complete the projects based on our design as opposed to a third party’s design, by not self-performing the construction, by not guaranteeing new or untested processes or technologies and by working only with experienced subcontractors with sufficient bonding capacity.  When public agencies seek a design-build approach for major infrastructure projects, we may act as a fixed-price design subcontractor to the general construction contractor and do not assume overall project or construction risk.

For the fiscal year ended September 30, 2006, fixed price contracts represented approximately 32% of our total revenue.  Of this amount, less than 10% of our contracts have exposure to construction cost overruns.  Of the remaining approximately 22%, there may be risks associated with our professional fees if we not able to perform our professional services for the amount of the fixed fee.  However, we attempt to mitigate these risks as described above.

Please see “Critical Accounting Policies” under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in this registration statement for descriptions of our revenue recognition and claims recognition policies.

Joint Ventures

Some of our larger contracts may operate under joint ventures or other arrangements under which we team with other reputable companies, typically companies with which we have worked with for many years. This is often done where the scale of the project dictates such an arrangement or when we want to strengthen either our market position or our technical skills.

Backlog

At September 30, 2006, our gross revenue backlog was approximately $2.5 billion, an increase of $0.5 billion, or 25.0%, from $2.0 billion at September 30, 2005.  Of this $2.5 billion, we estimate that approximately $1.8 billion will be completed by September 30, 2007.  Approximately $2.3 billion of our total backlog at September 30, 2006 is attributable to our PTS segment, while the remaining $0.2 billion is attributable to our MSS segment.  No assurance can be given that we will ultimately realize our full backlog.

Most of our government contracts are multi-year contracts for which funding is appropriated on an annual basis.  In the case of these government contracts, our backlog includes only those amounts that have been funded and authorized and therefore does not reflect amounts we may receive over the term of the contracts.  In the case of non-government contracts, our backlog includes future revenue at contract rates, excluding contract renewals or extensions that are at the discretion of the client.  For contracts with a not-to-exceed maximum amount, we include revenue from such contracts in backlog to the extent of the remaining estimated amount.  We calculate backlog without regard to possible project reductions or expansions or potential cancellations until such changes or cancellations occur.

Backlog is expressed in terms of gross revenue and therefore may include significant estimated amounts of third party, or pass-through costs to subcontractors and other parties.  Moreover, our backlog for the period beyond 12 months may be subject to variations from year to year as existing contracts are completed, delayed or renewed or new contracts are awarded, delayed or cancelled.  As a result, we believe that year-to-year comparisons of the portion of backlog expected to be performed more than one year in the future are difficult to interpret and not necessarily indicative of future revenues or profitability. Because backlog is not a defined accounting term, our computation of backlog may not necessarily be comparable to that of our peers.

Competition

The professional technical and management support services markets we serve are highly fragmented and we compete with a large number of regional, national and international companies.  Certain of these competitors have greater financial and other resources than we do.  Others are smaller and more specialized, and concentrate their resources in particular areas of expertise.  The extent of our competition varies according to the particular markets and geographic area.  The degree and type of competition we face is also influenced by the type and scope of a particular project.  Our clients make competitive determinations based upon experience, reputation and ability to provide the relevant services in a timely, safe and cost-efficient manner.

Seasonality

The fourth quarter of our fiscal year (July 1 to September 30) is typically our strongest quarter.  The U.S. federal government tends to authorize more work during the period preceding the end of its fiscal year, September 30.  In addition, many U.S. state governments with fiscal years ending on June 30 tend to accelerate spending during the fiscal first quarter when new funding budgets become available.  Within the U.S., as well as other parts of the world, we generally benefit from milder weather conditions in our fiscal fourth quarter, which allows for more productivity from our field inspection and other on-site civil services.  Our construction and project management services also typically expand during the high construction season of the summer months.

Insurance and Risk Management

We maintain insurance covering professional liability and claims involving bodily injury and property damage.  We consider our present limits of coverage, deductibles, and reserves to be adequate. Wherever possible, we endeavor to eliminate or reduce the risk of loss on a project through the use of quality assurance/control, risk management, workplace safety and similar methods.  A majority of our operating subsidiaries are quality certified under ISO 9001:2000 or an equivalent standard, and we plan to continue to obtain certification where applicable.  ISO 9001:2000 refers to international quality standards developed by the International Organization for Standardization, or ISO.

Risk management is an integral part of our project pricing for fixed price contracts and our project execution process.  Our Office of Risk Management reviews and oversees the risk profile of our operations.  The Office of Risk Management also participates in evaluating risk through internal risk analyses in which our corporate management reviews higher-risk projects, contracts or other business decisions that require corporate approval.

Regulation

We are regulated in a number of fields in which we operate.  In the United States, we deal with numerous U.S. Government agencies and entities, including branches of the U.S. military, the Department of Defense, the Department of Energy, intelligence agencies and the Nuclear Regulatory Commission. When working with these and other U.S. Government agencies and entities, we must comply with laws and regulations relating to the formation, administration and performance of contracts. These laws and regulations, among other things:

•                  require certification and disclosure of all cost or pricing data in connection with various contract negotiations;

•                  impose procurement regulations that define allowable and unallowable costs and otherwise govern our right to reimbursement under various cost-based U.S. Government contracts; and

•                  restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Internationally, we are subject to various government laws and regulations (including the U.S. Foreign Corrupt Practices Act and similar non-U.S. laws and regulations), local government regulations and procurement policies and practices and varying currency, political and economic risks.

To help ensure compliance with these laws and regulations, all of our employees are required to complete tailored ethics and other compliance training relevant to their position and our operations.

Personnel

Our principal asset is our employees.  A large percentage of our employees have technical and professional backgrounds and bachelor and advanced degrees. We believe that we attract and retain talented employees by offering them the opportunity to work on highly visible and technically challenging projects in a stable work environment.  The tables below identify our personnel by segment and geographic region.

Personnel by Segment

	As of September 30,
	2004	2005	2006
Professional Technical Services	13,000	16,300	19,000
Management Support Services	4,700	5,700	8,300
Total	17,700	22,000	27,300

Personnel by Geographic Region

	As of September 30,
	2004	2005	2006
Americas	8,500	10,100	10,400
Europe	1,900	2,700	3,100
Middle East	3,600	5,200	8,800
Asia/Pacific	3,700	4,000	5,000
Total	17,700	22,000	27,300

Personnel by Segment and Geographic Region

	As of September 30, 2006
	Total	PTS	MSS
Americas	10,400	9,600	800
Europe	3,100	3,100	—
Middle East	8,800	1,300	7,500
Asia/Pacific	5,000	5,000	—
Total	27,300	19,000	8,300

We have a number of personnel with “Top Secret” or “Q” security clearances.  Some of our contracts with the United States Government relate to projects that have elements that are classified for national security reasons. Although most of our contracts are not themselves classified, persons with high security clearances are often required to perform portions of the contracts.

A portion of our employees are employed on a project by project basis to meet our contractual obligations, generally in connection with government projects in our MSS segment.  Approximately 200 of our employees are covered by collective bargaining agreements.  We believe our employee relations are good.

Geographic Information

For geographic information, please refer to footnote 19 of our consolidated financial statements found elsewhere in this registration statement.

Available Information

We have filed with the Securities and Exchange Commission (SEC) this registration statement on Form 10 under the Securities Exchange Act of 1934.  A copy of this registration statement, the exhibits and schedules hereto and any other document we file with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

Copies of the information identified above may be obtained without charge from us by writing to AECOM Technology Corporation, 555 South Flower Street, Suite 3700, Los Angeles, California 90071, Attention:  Corporate Secretary.  Our telephone number at that address is (213) 593-8000 and our website address is www.aecom.com.  The content of our website is not part of this registration statement.

ITEM 1A.  RISK FACTORS

Risks Relating to Our Business and Industry

We depend on long-term government contracts, some of which are funded on an annual basis.  If appropriations are not made in subsequent years of a multiple-year contract, we may not be able to realize all of our anticipated revenues and profits from that project.

The substantial majority of our revenues are derived from contracts with agencies and departments of national, state and local governments. During the fiscal years ended September 30, 2004, 2005 and 2006, approximately 76%, 75% and 63%, respectively, of our revenues were derived from contracts with government entities.

Most government contracts are subject to the government’s budgetary approval process.  Legislatures typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year. As a result, at the beginning of a program, the related contract is only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent fiscal year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, competing priorities for appropriation, the timing and amount of tax receipts and the overall level of government expenditures. If appropriations are not made in subsequent years on our government contracts, then we will not realize all of our potential revenue and profit from that contract. In addition, slowdowns in tax receipts of our government clients could have a corresponding impact on our revenue and cash flow.

A significant portion of historical funding for state and local transportation projects has come from the U.S. Federal Government through its “SAFETEA-LU” infrastructure funding program and predecessor programs.  This $286 billion program covers federal fiscal years 2004-2009.  Approximately 79% of the SAFETEA-LU funding is for highway programs, 18.5% is for transit programs and 2.5% is for other programs such as motor carrier safety, national highway traffic safety and research.  A key uncertainty in the outlook for federal transportation funding in the U.S. is the future viability of the Highway Trust Fund.  The Highway Account within the Highway Trust Fund could have a negative balance as soon as 2009, based on the Department of Treasury projections of receipts and Department of Transportation projections of outlays.  This raises concerns about whether funding for federal highway programs authorized by SAFETEA-LU will be met in future years.

We depend on government contracts that may be terminated, which may affect our ability to recognize all of our potential revenues and profits from the project.

Most government contracts are subject to termination by the government either at its convenience or upon the default of the contractor.  If the government terminates a contract at its convenience, then we typically are able to recover only costs incurred or committed, settlement expenses and profit on work completed prior to termination, which could prevent us from recognizing all of our potential revenues and profits from that contract.  If the government terminates the contract due to our default, we could be liable for excess costs incurred by the government in obtaining services from another source.

Our contracts with governmental agencies are subject to audit, which could result in adjustments to reimbursable contract costs or, if we are charged with wrongdoing, possible temporary or permanent suspension from participating in government programs.

Our books and records are subject to audit by the various governmental agencies we serve and their representatives. These audits can result in adjustments to the amount of contract costs we believe are reimbursable by the agencies and the amount of our overhead costs allocated to the agencies.  In addition, if as a result of an audit, one of our subsidiaries is charged with wrongdoing or a government agency determines that a subsidiary is otherwise no longer eligible for contracts of that agency or governmental entity, that subsidiary, and possibly our company as a whole, could be temporarily suspended or, in the event of convictions or civil judgments, could be prohibited from bidding on and receiving future government contracts for a period of time.  Furthermore, as a U.S. Government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not, the results of which could have a material adverse effect on our operations.

Our business and operating results could be adversely affected by losses under fixed-price contracts.

Fixed-price contracts require us to either perform all work under the contract for a specified lump-sum or to perform an estimated number of units of work at an agreed price per unit, with the total payment determined by the actual number of units performed.  In the fiscal year ended September 30, 2006, approximately one-third of our revenues were recognized under fixed price contracts.  Fixed-price contracts expose us to a number of risks not inherent in cost-plus and time and material contracts, including underestimation of costs, ambiguities in specifications, unforeseen costs or difficulties, problems with new technologies, delays beyond our control, failures of subcontractors to perform and economic or other changes that may occur during the contract period.  Losses under fixed-price construction contracts could be substantial and have a material adverse effect on our business.

We conduct a portion of our operations through joint ventures. As a result, we may have limited control over decisions of joint venture entities.

We conduct a portion of our operations through joint ventures or similar partner arrangements, where control may be shared with unaffiliated third parties.  As with most joint venture arrangements, differences in views among the joint venture participants may result in delayed decisions or disputes.  We also cannot control the actions of our joint venture partners, and we typically have joint and several liability with our joint venture partners under the applicable contracts for joint venture projects.  These factors could potentially materially and adversely affect the business and operations of a joint venture and, in turn, our business and operations.

Operating through joint ventures in which we are minority holders results in us having limited control over many decisions made with respect to projects and internal controls relating to projects.  These joint ventures may not be subject to the same requirements regarding internal controls and internal control reporting that we follow.  As a result, internal control problems may arise with respect to the joint ventures, which could have a material adverse effect on our financial condition and results of operation.

Employee misconduct, including security breaches, or our failure to comply with laws or regulations applicable to our business could cause us to lose customers or lose our ability to contract with government agencies.

As a government contractor, misconduct, fraud or other improper activities by our employees or our failure to comply with laws or regulations could have a significant negative impact on our business and reputation.  Such misconduct could include the failure to comply with federal procurement regulations, regulations regarding the protection of classified information, legislation regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, and any other applicable laws or regulations.  Our failure to comply with applicable laws or regulations or misconduct by any of our employees could subject us to fines and penalties, loss of security clearance, cancellation of contracts and suspension or debarment from contracting with government agencies, any of which may adversely affect our business.

Our defined benefit plans currently have significant deficits which could grow in the future.

We have defined benefit pension plans for certain of our employees in the United States, United Kingdom and Australia.  At September 30, 2006, our defined benefit pension plans had an aggregate deficit (the excess of projected benefit obligations over the fair value of plan assets) of $117.2 million.  At September 30, 2006, the excess of accumulated benefit obligations over the fair value of plan assets was $84.8 million.  For further description, see Note 9 to the Notes to Consolidated Financial Statements.  In the future, our pension deficits may increase or decrease depending on changes in the levels of interest rates, pension plan performance and other factors.  If we are forced to make up all or a portion of the deficit for unfunded benefit plans, our profits could be materially and adversely affected.

Our operations worldwide expose us to legal, political and economic risks in different countries as well as currency exchange rate fluctuations.

During fiscal year ending September 30, 2006, revenues attributable to our services provided outside of the United States were approximately 44% of our total revenue.  We expect the percentage of revenues attributable to our non-U.S. operations to increase further due to our strategic focus in areas such as Eastern Europe, China and the Middle East.  There are risks inherent in doing business internationally, including:

•                  currency exchange rate fluctuations, devaluations and other conversion restrictions;

•                  imposition of governmental controls and changes in laws, regulations or policies;

•                  political and economic instability;

•                  changes in U.S. and other national government trade policies affecting the markets for our services;

•                  changes in regulatory practices, tariffs and taxes; and

•                  potential non-compliance with a wide variety of laws and regulations, including the U.S. Foreign Corrupt Practice Act and similar non-U.S. laws and regulations.

Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

We work in international locations where there are high security risks, which could result in harm to our employees and contractors or substantial costs to us.

Some of our services are performed in high-risk locations, such as Iraq and Afghanistan, where the country or location is suffering from political, social or economic problems, or war or civil unrest.  In those locations where we have employees or operations, we may incur substantial costs to maintain the safety of our personnel.  Despite these precautions, the safety of our personnel in these locations may continue to be at risk, and we may suffer the loss of key employees and contractors, which could adversely affect our business.

Failure to successfully execute our mergers and acquisitions strategy may inhibit our growth.

We have grown in part as a result of our mergers and acquisitions over the last several years, and we expect continued growth in the form of additional acquisitions and expansion into new markets.  There can be no assurance that suitable mergers and acquisitions or investment opportunities will continue to be identified or that any of these transactions can be consummated on favorable terms or at all.  Any future mergers and acquisitions will involve various inherent risks, such as:

•                  our ability to assess accurately the value, strengths, weaknesses, liabilities and potential profitability of acquisition candidates;

•                  the potential loss of key personnel of an acquired business;

•                  increased burdens on our staff and on our administrative, internal control and operating systems, which may hinder our legal and regulatory compliance activities;

•                  post-acquisition challenges in integrating the business into our own; and

•                  post-acquisition deterioration in an acquired business that could result in goodwill impairment charges.

Furthermore, during the mergers and acquisitions process and thereafter, our management may need to assume significant mergers and acquisitions related responsibilities, which may cause them to divert their attention from our existing operations.  If our management is unable to successfully integrate acquired companies or implement our growth strategy, our operating results could be harmed.  Moreover, there can be no assurance that we will continue to successfully expand or that growth or expansion will result in profitability.

Our ability to grow and to compete in our industry will be harmed if we do not retain the continued services of our key technical and management personnel and identify, hire and retain additional qualified personnel.

There is strong competition for qualified technical and management personnel in the sectors in which we compete.  We may not be able to continue to attract and retain qualified technical and management personnel, such as engineers, architects and project managers, who are necessary for the development of our business or to replace qualified personnel.  We expect the growth we experience to place increased demands on our resources and to likely require the addition of technical and management personnel and the development of additional expertise by existing personnel.  Also, some of our personnel hold security clearances required to obtain government projects; if we were to lose some or all of these personnel, they would be difficult to replace.  Loss of the services of, or failure to recruit, key technical and management personnel could limit our ability to complete existing projects successfully and to compete for new projects.

Our industry is highly competitive and we may be unable to compete effectively, which could result in reduced revenue, profitability and loss of market share.

We are engaged in a highly competitive business.  The extent of competition varies with the types of services provided and the locations of the projects.  Generally, we compete on the bases of technical and management capability, personnel qualifications and availability, geographic presence, experience and price.  Increased competition may result in our inability to win bids for future projects and loss of revenue, profitability and market share.

Our services expose us to significant risks of liability and our insurance policies may not provide adequate coverage.

Our services involve significant risks of professional and other liabilities that may substantially exceed the fees that we derive from our services.  In addition, we sometimes contractually assume liability under indemnification agreements.  We cannot predict the magnitude of potential liabilities from the operation of our business.

We currently maintain comprehensive general liability, umbrella/excess and professional liability insurance policies.  Our professional liability policies cover only claims made during the term of the policy.  Additionally, our insurance policies may not protect us against potential liability due to various exclusions in the policies and self-insured retention amounts.  Partially or completely uninsured claims, if successful and of significant magnitude, could have a material adverse affect on our business.

Our backlog of uncompleted projects under contract is subject to unexpected adjustments and cancellations and thus, may not accurately reflect future revenues and profits.

At September 30, 2006, our backlog of uncompleted projects under contract was approximately $2.5 billion.  We cannot guarantee that the revenues attributed to uncompleted projects under contract will be realized or, if realized, will result in profits.  Many projects may remain in our backlog for an extended period of time because of the size or long-term nature of the contract.  In addition, from time to time projects are delayed, scaled back or cancelled.  These types of backlog reductions adversely affect the revenues and profits that we ultimately receive from contracts reflected in our backlog.

We have submitted claims to clients for work we performed beyond the scope of some of our contracts. If these clients do not approve these claims, our results of operations could be adversely impacted.

We typically have pending claimssubmitted under some of our contracts for payment of work performed beyond the initial contractual requirements for which we have already recorded revenues.  In general, we cannot guarantee that such claims will be approved in whole, in part or at all.  If these claims are not approved, our results of operations could be adversely impacted.

In conducting our business, we depend on other contractors and subcontractors. If these parties fail to satisfy their obligations to us or other parties, or if we are unable to maintain these relationships, our revenues, profitability and growth prospects could be adversely affected.

We depend on contractors and subcontractors in conducting our business.  There is a risk that we may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, or our failure to extend existing task orders or issue new task orders under a subcontract.  In addition, if any of our subcontractors fail to deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services, our ability to fulfill our obligations as a prime contractor may be jeopardized.

We also rely on relationships with other contractors when we act as their subcontractor or joint venture partner.  Our future revenues and growth prospects could be adversely affected if other contractors eliminate or reduce their subcontracts or joint venture relationships with us, or if a government agency terminates or reduces these other contractors’ programs, does not award them new contracts or refuses to pay under a contract.

We could incur increased costs as a result of being a U.S. public reporting company.

As a public reporting company with securities registered under the Securities Exchange Act of 1934, we could incur significant legal, accounting and other expenses.  In addition, the Sarbanes-Oxley Act of 2002, as well as rules promulgated by the U.S. Securities and Exchange Commission thereunder, require us to adopt corporate governance practices applicable to U.S. public companies.  We expect that these rules and regulations may increase our legal and financial compliance costs.

Risks Relating to Our Common Stock

There is no public market for our shares.

There is no public market for our shares of common stock.  While we are registering our common stock under Section 12(g) of the Securities Exchange Act of 1934 and we will become subject to the public reporting and other requirements thereunder, our shares of common stock are not listed on any securities exchange.

Our bylaws contain restrictions on the transfer of our common stock.

A substantial portion of our common stock is held by our employees, and our bylaws contain restrictions on the transfer of our common stock.  In general, holders of our common stock may not transfer, assign, contribute, gift or otherwise dispose of any of the shares except to us upon the holder’s termination of employment with us, and as part of an annual liquidity election, which is subject to our determination that we have sufficient liquidity to undertake the repurchases.  Further, our bylaws provide for certain exceptions for transfer of our common stock, including transfers to family trusts, individual retirement accounts and family members.  Unless amended, these bylaw restrictions on transfer would terminate if we were to effect an underwritten public offering of our securities registered pursuant to the Securities Act of 1933.  See “Description of Registrant’s Securities — Transfer Restrictions.”

Our charter documents contain provisions that may delay, defer or prevent a change of control.

Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders.  These provisions include the following:

•                  division of our Board of Directors into three classes, with each class serving a staggered three-year term;

•                  removal of directors for cause only;

•                  ability of the Board of Directors to authorize the issuance of preferred stock in series without stockholder approval;

•                  supermajority requirements to approve specified business combinations;

•                  vesting of exclusive authority in the Board of Directors to determine the size of the board (subject to limited exceptions) and to fill vacancies; and

•                  advance notice requirements for stockholder proposals and nominations for election to the Board of Directors.

We do not expect to pay any dividends for the foreseeable future.

We do not anticipate paying any dividends to our stockholders for the foreseeable future.  Our Class F and Class G convertible preferred stock are entitled to participate in any dividends to common stockholders on an “as converted” to common stock basis.  Our credit facilities also restrict our ability to pay dividends.  Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

ITEM 2.  FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes, which are included elsewhere in this registration statement. We derived the consolidated statement of income data for the years ended September 30, 2004, 2005 and 2006 and the consolidated balance sheet data at September 30, 2005and 2006 from our audited consolidated financial statements contained elsewhere in this registration statement. We derived the consolidated statement of income data for the years ended September 30, 2002 and 2003 and the consolidated balance sheet data as of September 30, 2002, 2003 and 2004 from our audited consolidated financial statements not included in this registration statement.  Historical results are not necessarily indicative of future results.

	Year Ended September 30,
	2002	2003	2004	2005	2006
	(In thousands, except per share data)
Consolidated Statement of Income Data:
Total revenues	$1,746,973	$1,914,472	$2,011,975	$2,395,340	$3,421,492
Cost of revenues	1,269,033	1,380,776	1,443,419	1,717,863	2,515,684
Gross profit	477,940	533,696	568,556	677,477	905,808
Equity in earnings of joint ventures	1,431	2,082	2,517	2,352	6,554
General and administrative expenses	430,404	467,247	484,446	581,529	808,953
Income from operations	48,967	68,531	86,627	98,300	103,409
Minority interest share of earnings	2,785	3,110	3,239	8,453	13,924
Interest expense, net	11,724	9,528	6,968	7,054	10,576
Income before income tax expense	34,458	55,893	76,420	82,793	78,909
Income taxes expense	11,371	19,003	25,984	28,979	25,223
Net income	$23,087	$36,890	$50,436	$53,814	$53,686
Net income allocation:
Preferred stock dividend	$75	$1,590	$5,443	$5,506	$2,205
Net income available for common stockholders	23,012	35,300	44,993	48,308	51,481
	$23,087	$36,890	$50,436	$53,814	$53,686
Earnings per share available for common stockholders(1)
Basic	$0.89	$1.34	$1.71	$1.86	$1.88
Diluted	$0.86	$1.29	$1.57	$1.68	$1.48
Shares used in per share calculations(1):
Basic	25,815	26,429	26,300	25,940	27,428
Diluted	27,001	28,589	32,127	31,989	36,329

	Year Ended September 30,
Consolidated Balance Sheet Data:	2002	2003	2004	2005	2006
Cash and cash equivalents, excluding cash in consolidated joint ventures(2)	$26,324	$113,582	$108,878	$27,474	$118,427
Working capital	112,701	213,179	225,121	170,643	201,323
Total assets	964,925	1,055,979	1,114,955	1,424,924	1,825,774
Total long-term debt excluding current portion	171,404	122,106	105,182	216,183	122,790
Redeemable common and preferred stock and common stock units	127,321	257,005	257,073	300,523	515,046
Stockholders’ equity	142,990	102,271	146,932	120,633	163,715

Other Data:
Number of full time and part time employees	15,500	16,800	17,700	22,000	27,300

(1)          In calculating per share data, the weighted average number of shares includes shares of common stock and common stock units outstanding during the relevant periods.

(2)          Cash and cash equivalents, excluding cash in consolidated joint ventures is a non-GAAP financial measure.  The most comparable GAAP measure would be cash and cash equivalents, which is reflected on our audited balance sheets for the respective periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and other financial information included in this registration statement.  In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this registration statement, particularly in “Risk Factors.”

Unless otherwise noted, references to years are for fiscal years ending September 30 and not calendar years.  For example, we refer to the fiscal year ended September 30, 2006 as “fiscal 2006.”  We are currently in fiscal 2007.

Overview

Business Summary

We are a leading global provider of professional technical and management support services for government and commercial clients around the world.  We have built leading positions in a number of sectors and strategic geographic markets through a global network of operating offices and approximately 28,000 employees and staff employed in the field on a project-by-project basis.  Our business focuses primarily on providing fee-based professional and technical services. As a professional services company, we are labor and not capital intensive. We derive income from our ability to generate revenues and collect cash from our clients through the billing of our employees’ time and our ability to manage our costs. We operate our business through two segments: Professional Technical Services and Management Support Services.

Our revenues are driven by our ability to attract qualified and productive employees, identify business opportunities, allocate our labor resources to profitable markets, secure new contracts, renew existing client agreements and provide outstanding services. Moreover, as a professional services company, the quality of the work generated by our employees is integral to our revenue generation.

Our costs are driven primarily by the compensation we pay to our employees, including fringe benefits, the cost of hiring subcontractors and other project-related expenses, and sales, general and administrative overhead costs.

Components of Income and Expense

Our management analyzes the results of our operations using financial reports that differ from our financial statements using two measures that are not in accordance with generally accepted accounting principles in the United States (GAAP). One is net service revenues, which is a measure of work performed by our employees and is obtained by subtracting “other direct costs” (i.e. payments to subcontractors and other “pass-through” costs) from our total revenues. In addition, compensation expense associated with stock matches, which would be included in both cost of net service revenues and general and administrative expenses under GAAP, is segregated as shown below because it is considered a function of the level of stock purchased by employees and not a cost of work performed. These changes have the effect of showing gross profit that is generally higher than it would have been under GAAP.

Other Financial Data(1):	2002	2003	2004	2005	2006
Total revenues	$1,746,973	$1,914,472	$2,011,975	$2,395,340	$3,421,492
Other direct costs	670,966	724,094	775,722	932,797	1,521,775
Net service revenues	1,076,007	1,190,378	1,236,253	1,462,543	1,899,717
Cost of net service revenues	593,323	654,663	666,361	782,688	982,973
Gross profit	482,684	535,715	569,892	679,855	916,744
Equity in earnings of joint ventures	1,431	2,082	2,517	2,352	6,554
Total general and administrative expenses	424,297	466,534	483,977	580,693	805,110
Stock matches	10,851	2,732	1,805	3,214	14,779
Income from operations	$48,967	$68,531	$86,627	$98,300	$103,409

(1)             For a reconciliation to the consolidated statements of income, see Note 19 to the notes to our consolidated financial statements contained elsewhere in this registration statement.

Total Revenues

We recognize revenues using the percentage-of-completion method. Under this method, revenue is recorded generally on the basis of the ratio of direct labor dollars incurred to the estimated total direct labor dollars. We review our progress on each contract periodically and losses, if any, are recognized as soon as we determine that the contract will result in a loss.

Other Direct Costs

On many projects we are responsible for other direct costs or pass-through costs that may include third party field labor, subcontracts, or the procurement of materials and equipment. We account for the reimbursement of these expenses as revenues as these costs are incurred.  On projects where the client elects to pay these costs directly, however, pass-through costs are not reflected in our revenues or expenses. Thus, other direct costs can fluctuate significantly.  We generally do not earn profits from pass-through costs that are not associated with the level of effort expended by us on these pass-through costs for supervision, accounting services and similar activities, and in the cases where we do earn profits, the amount is insignificant. Profits on projects that contain pass-through costs are earned for services performed by our employees and are billed by us as professional services.

Net Service Revenues

Net service revenues reflect revenues recognized for services performed by our employees on projects and exclude other direct costs that are passed through to the client. Net service revenues and gross margin (gross profit as a percentage of net service revenues) are non-GAAP measures and may not be comparable to similarly titled items reported by other companies. We believe that net service revenues are a more reflective measure of our business because total revenues include significant amounts of other direct or pass-through costs.

Cost of Net Service Revenues

Cost of net service revenues reflect the direct cost of our own personnel (including fringe benefits and overhead expense) associated with net service revenue.

Equity in Earnings of Joint Ventures

Equity in earnings of joint ventures includes our portion of fees added by joint ventures in which we participate to client billings for services performed by joint venture partners and earnings from investments in non-controlled joint ventures where the joint venture employs its own employees.

General and Administrative Expenses

General and administrative expenses include all corporate overhead expenses, including personnel, occupancy, administrative, performance earnings plan accruals, taxes, benefits and other operating expenses, and prior to fiscal 2002, amortization expense of goodwill acquired through acquisitions. In fiscal 2002, we discontinued amortizing goodwill and commenced testing our goodwill for impairment in accordance with the Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets” (SFAS 142).  To date, we have not incurred any expense related to goodwill impairment.  Should we determine, however, that our goodwill is impaired, the related expense would be a component of our general and administrative expense.  For companies acquired after fiscal 2002, the amortization expense related to identifiable intangibles with finite lives is included in our general and administrative expense.

Stock Matches

We have employee benefit plans that provide for stock matches on employee purchases of our common stock and common stock units.  The standard matching percentage for fiscal years 2004, 2005 and 2006 was 18%.  Our strategy has been to encourage employee ownership of company stock by providing certain new employees or employees of newly acquired companies with a one-time higher match percentage.  Because it is difficult to predict the amount of stock purchased by these new employees, our stock match expense may vary from period to period and tends to be a function of the level of our mergers and acquisitions activity.  Stock matches, primarily those for our Retirement & Savings Plan in the United States and corresponding stock purchase plans outside the U.S., are contributed in the form of common stock and contributed to our Non-Qualified Stock Purchase Plan in the U.S. in common stock units.  As discussed above in “Components of Income and Expense,” management believes that segregating contributions to our Retirement & Savings Plan and stock matches is appropriate in analyzing results of operations.  However, contributions to our Retirement & Savings Plan and stock matches are non-GAAP measures and segregating them from compensation included in cost of revenues and general and administrative expenses may not provide an accurate comparison to similarly titled captions reported by other companies.

Seasonality

We experience seasonal trends in our business.  Our revenues are typically lower in the first quarter of our fiscal year, primarily due to lower utilization rates attributable to holidays recognized around the world.  Our revenues are typically higher in the last half of the year.  Many U.S. state governments with fiscal years ending on June 30 tend to accelerate spending during their first quarter, when new funding becomes available.  In addition, we find that the U.S Federal government tends to authorize more work during the period preceding the end of its fiscal year, September 30.  Further, our construction and management services also typically expand during the high construction season of the summer months.  For these reasons coupled with the number and significance of client contracts commenced and completed during a period as well as the time of expenses incurred for corporate initiatives, it is not unusual for us to experience seasonal changes or fluctuations in our quarterly operating results.

Mergers and Acquisitions

One of our key strategies is to focus on both organic growth and mergers and acquisitions of technical niche and regional companies that complement our business sectors and/or expand our geographic presence.

In fiscal year 2004, we consummated the following two acquisitions:

•                  Planning and Development Collaborative International, Inc. (PADCO).  In April 2004, we acquired 100% of the capital stock of PADCO, which provides services to the U.S. Agency for International Development and other multi-lateral aid and development agencies.  The consideration consisted of cash and our common stock.

•                  UMA Group Ltd (UMA).  In September 2004, we acquired 100% of the capital stock of UMA, a Vancouver, B.C.-based engineering firm.  The consideration consisted of cash and exchangeable stock of a subsidiary.

In fiscal year 2005, we consummated seven mergers and acquisitions, including:

•                  W.E. Bassett (Bassett).  In October 2004, we acquired 100% of the capital stock of Bassett, an Australian building engineering firm. This consideration consisted of cash and our common stock.

•                  Bullen Consultants Limited (Bullen).  In March 2005, we acquired 100% of the capital stock of Bullen, a U.K.-based transportation and environmental engineering firm.  The consideration consisted of cash and our common stock.

•                  Tiger Acquisition Corp. (ENSR).  In September 2005, we acquired 100% of the capital stock of Tiger Acquisition Corp., parent company of ENSR International, a U.S.-based environmental management firm.  The consideration was valued at $135.0 million and consisted of cash.

In fiscal year 2006, we consummated four mergers and acquisitions, including:

•                  EDAW, Inc. (EDAW).  In December 2005, we acquired 100% of the capital stock of EDAW, a San Francisco-based global urban-development and planning firm.  The consideration was valued at $70.0 million and consisted of cash and our common stock.

•                  Cansult Limited (Cansult Maunsell).  In September 2006, we acquired 100% of the capital stock of Cansult Maunsell, an Ontario, Canada-based consulting firm that operates predominantly in the Middle East.  The consideration consisted of cash.

The purchase prices in certain of these mergers and acquisitions are subject to purchase allocation adjustments based upon the final determination of the acquired firm’s tangible and intangible net asset values as of their respective closing dates. All of our mergers and acquisitions have been accounted for as purchases and the results of operations of the acquired companies have been included in our consolidated results since the dates of the merger and/or acquisition.

Critical Accounting Policies

Our financial statements are presented in accordance with GAAP. Highlighted below are the accounting policies that management considers significant to understanding the operations of our business.

Revenue Recognition

Contract revenues are recognized on the percentage-of-completion method, measured generally by the ratio of direct labor dollars incurred to date to the total estimated direct labor dollars at completion. We include other direct costs (for example, third party field labor, subcontractors, or the procurement of materials or equipment) in contract revenues when the costs of these items are incurred and we are responsible for the ultimate acceptability of such costs. We consider the percentage-of-completion method to be the best available measure of progress on these contracts. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to estimated costs and revenues and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

In the ordinary course of business, and at a minimum on a quarterly basis, we prepare updated estimates of the total forecasted contract revenue, cost and profit or loss. The cumulative effect of revisions in estimates of the total forecasted revenue and costs during the course of the work, including unapproved change orders and claims, is reflected in the accounting period in which the facts that caused the revision become known to us. The financial impact of these revisions to any one contract is a function of both the amount of the revision and the percentage of completion of the contract.

Claims Recognition

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price or other causes of unanticipated additional costs. We record claims in accordance with paragraph 65 of the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” This statement of position provides that recognition of amounts related to claims as additional contract revenue is appropriate only if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. Those two requirements are satisfied by management’s determination of the existence of all of the following conditions: the contract or other evidence provides a legal basis for the claim; additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor’s performance; costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed; and the evidence supporting the claim is objective and verifiable. If such requirements are met, revenue from a claim is recorded to the extent that contract costs relating to the claim have been incurred. The amounts recorded, if material, are disclosed in the notes to the financial statements. Costs attributable to claims are treated as costs of contract performance as incurred.

Unbilled Accounts Receivable and Billings in Excess of Costs on Uncompleted Contracts

Unbilled accounts receivable represents the excess of contract costs and profits (or contract revenue) recognized to date using the percentage-of-completion accounting method over billings to date.  Unbilled work results when:

•                  the appropriate contract revenue amount has been recognized in accordance with the percentage-of-completion accounting method, but a portion of the revenue recorded cannot be billed currently due to the billing terms defined in the contract or the billing system does not accommodate billing until after the close of the accounting period in which the revenue is earned; and/or

•                  costs, recorded at estimated realizable value, related to claims are incurred.

Billings in excess of costs on uncompleted contracts represent the excess of billings to date, as allowed under the terms of a contract, over the amount of contract costs and profits (or contract revenue) recognized to date using the percentage-of-completion accounting method on certain contracts.

Investments in Unconsolidated Joint Ventures

We establish arrangements with other service providers to provide architecture, engineering, program management, construction management and operations and maintenance services through joint ventures.  These joint ventures, the combination of two or more partners, are generally formed for a specific project.  Management of the joint venture is controlled by the joint venture executive committee which is typically comprised of a representative of each joint venture partner with equal voting rights, irrespective of the ownership percentage, which is generally based on the percentage split of work to be performed by each joint venture partner.  The executive committee provides management oversight and assigns work efforts to the joint venture partners.  In accordance with the FASB Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities” (FIN 46R) joint ventures in which we are not the primary beneficiary are accounted for using the equity method.  Services performed by us and billed to the joint ventures with respect to work done by us for third party customers are recorded as our revenues in the period such services are rendered.  In certain joint ventures, a fee is added to the respective billings from us and the other joint venture partners on the amounts billed to third party customers.  These fees result in earnings to the joint venture and are split with each of the joint venture partners and paid to the joint venture partners upon collection from the third party customer.  We record our allocated share of these fees as equity in earnings of joint ventures.

Under these arrangements, if one partner is financially unable to complete its share of the contract, the other partners will be required to complete those activities.  Our policy is to enter into joint venture arrangements with partners who are financially sound and who carry appropriate levels of surety bonds for a project to adequately assure completion of their assignment.  We have from time to time deviated from this policy at the request of our clients.  In all instances, we attempt to structure our operating agreements among the joint venture partners to minimize risk.

Income Taxes

Valuation Allowance. Deferred income taxes are provided on the liability method whereby deferred tax assets and liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets may not be realized.  Whether a deferred tax asset may be realized requires considerable judgment by us.  In considering the need for a valuation allowance, we consider the future reversal of existing temporary differences, future taxable income exclusive of reversing temporary differences and carry-forwards, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would not normally be taken by management, in the absence of the desire to realize the deferred tax asset.  Whether a deferred tax asset will ultimately be realized is also dependent on varying factors, including, but not limited to, changes in tax laws and audits by tax jurisdictions in which we operate.

We review the need for a valuation allowance annually.  If we determine we will not realize all or part of our net deferred tax asset in the future, we will record an additional valuation allowance. Conversely, if we determine that the ultimate realizability of all or part of the net deferred tax asset is more likely than not to be realized, then the amount of the valuation allowance will be reduced. This adjustment will increase or decrease income tax expense in the period of such determination.

Undistributed Foreign Earnings. The results of foreign operations are consolidated by us for financial reporting; however, earnings from investments in foreign operations are included in domestic taxable income only when actually or constructively received. No deferred taxes have been provided on the undistributed earnings of foreign operations because we plan to permanently reinvest these earnings overseas. If we were to repatriate these earnings additional taxes would be due at that time.  However, these additional taxes may be offset in part by the use of foreign tax credits.

Goodwill

At September 30, 2006, we had recorded goodwill in the amount of approximately $466.5 million.  SFAS 142 requires that we test our goodwill, at least annually, for potential impairment.  The process of testing goodwill for impairment involves the determination of the fair value of our reporting units. Inherent in such fair value determinations are certain judgments and estimates, including assumptions about our strategic plans with regard to our operations as well as the interpretation of current economic indicators and market valuations.  To the extent economic conditions that would impact the future operations of our reporting units change, our goodwill may be deemed to be impaired and an impairment charge could result in a material adverse effect on our financial position or results of operations.

Under SFAS No. 141, “Business Combinations” (SFAS 141) and the SEC’s interpretations thereof, we must ascribe value to identifiable intangible assets other than goodwill in our purchase allocations for acquired companies.  These assets include but are not limited to backlog, customer lists and trade names.  To the extent we ascribe value to identifiable intangible assets that have finite lives, we amortize those values over the estimated useful lives of the assets.  Such amortization expense, although non-cash in the period expensed, directly impacts our results of operations.

Accrued Professional Liability Costs

We self-insure for our initial layer of professional liability claims under our professional liability insurance policies and for a deductible for each claim even after exceeding the self-insured retention.  We accrue for our portion of the estimated ultimate liability for the estimated potential incurred losses.  We establish our estimate of loss for each potential claim in consultation with legal counsel handling the specific matters and on historic trends taking into account recent events.  We also use an outside actuarial firm to assist us in estimating our future claims exposure.  It is possible that our estimate of loss may be revised based on the actual or revised estimate of liability of the claims.

Results of Operations

Fiscal year ended September 30, 2006 compared to the fiscal year ended September 30, 2005

Consolidated Results

	Fiscal Year Ended		Change
	September 30, 2005	September 30, 2006	$	%
	($ in thousands)
Revenues	$2,395,340	$3,421,492	$1,026,152	42.8%
Other direct costs	932,797	1,521,775	588,978	63.1
Net service revenues	1,462,543	1,899,717	437,174	29.9
Cost of net service revenues	785,066	993,909	208,843	26.6
Gross profit	677,477	905,808	228,331	33.7
Equity in earnings of joint ventures	2,352	6,554	4,202	178.7
General and administrative expenses	581,529	808,953	227,424	39.1
Income from operations	98,300	103,409	5,109	5.2
Minority interest in share of earnings	8,453	13,924	5,471	64.7
Interest expense—net	7,054	10,576	3,522	49.9
Income before income tax expense	82,793	78,909	(3,884)	(4.7)
Income tax expense	28,979	25,223	(3,756)	(13.0)
Net income	$53,814	$53,686	$(128)	(0.2)%

The following table presents the percentage relationship of certain items to net service revenues:

	Fiscal Year Ended
	September 30, 2005	September 30, 2006
Net service revenues	100.0%	100.0%
Cost of net service revenues	53.7	52.3
Gross profit	46.3	47.7
Equity in earnings of joint ventures	0.2	0.3
General and administrative expenses	39.8	42.6
Income from operations	6.7	5.4
Minority interest in share of earnings	0.5	0.6
Interest expense—net	0.5	0.6
Income before income tax expense	5.7	4.2
Income tax expense	2.0	1.4
Net income	3.7%	2.8%

For fiscal 2006, revenues were $3.4 billion, an increase of $1.0 billion, or 42.8%, over fiscal 2005. Excluding revenues from operations acquired in their first twelve months, or acquisitive revenue of $414.4 million, organic revenues were $3.0 billion in fiscal 2006, an increase of $611.8 million, or 25.5%, over fiscal 2005.  Revenues increased among most of our sectors and geographic markets.  In particular, there was very strong growth in our Management Support Services (MSS) segment due to increased revenues in several existing and new contract awards.  For fiscal 2006, net service revenues were $1.9 billion, an increase of $437.2 million, or 29.9%, over fiscal 2005. Excluding acquisitive net service revenues of $281.9 million, organic net service revenues were $1.6 billion in fiscal 2006, an increase of $155.3 million, or 10.6%, over fiscal 2005.  The difference between the organic growth rates of our revenues and net services revenues is primarily attributable to the level of subcontracted costs and other direct costs which can vary significantly from period to period depending on contract requirements and contract mix.  These pass-through costs typically do not generate significant margins and it is not unusual for us to experience changes in our revenues without experiencing corresponding changes in our gross margins and income from operations.

For fiscal 2006, cost of net service revenues was $993.9 million, an increase of $208.8 million, or 26.6%, over fiscal 2005.  Excluding acquisitive cost of net service revenues, organic cost of net service revenues was $865.7 million in fiscal 2006, an increase of $128.2 million, or 10.3%, over fiscal 2005. The cost of net service revenues across our business segments was generally in line with the changes in net service revenues for our business segments.

Gross profit was $905.8 million in fiscal 2006, an increase of $228.3 million, or 33.7% over fiscal 2005.  Excluding acquisitive gross profit of $153.6 million, organic gross profit was $752.2 million, an increase of $74.7 million, or 11.0% over fiscal 2005.  As a percentage of net service revenue, gross profit was 46.3% and 47.7% in fiscal 2005 and 2006, respectively.  The increase in fiscal 2006 was primarily attributable to higher margins that were added through mergers and acquisitions in the past year in addition to margin improvements in our foreign operations.

Equity in earnings of joint ventures was $6.5 million in fiscal 2006, an increase of $4.2 million over fiscal 2005 resulting from growth in our joint venture activities.

General and administrative expenses were $809.0 million in fiscal 2006, up $227.4 million, or 39.1%, over fiscal 2005.  Included in general and administrative expense is amortization expense of acquired intangibles.  This amortization expense was $14.5 million in fiscal 2006, up $11.5 million, or 377.1%, over fiscal 2005 as a result of recent mergers and acquisitions.  Excluding total acquisitive related general and administrative expense of $141.0, organic general and administrative expenses were $668.0 million in fiscal 2006, an increase of $86.5 million, or 14.9%, over fiscal 2005.  Included in organic general and administrative expense is approximately $4.0 million in expense related to our Sarbanes-Oxley Act of 2002 (SOX) compliance efforts.

As a percentage of net service revenues, general and administrative expenses increased from 39.8% in fiscal 2005 to 42.6% in fiscal 2006.  This overall increase in our general and administrative expense as a percentage of net service revenue was primarily attributable to the following factors:

•                  higher amortization expense of acquired intangible assets;

•                  further expense related to the deployment of our enterprise resource planning system; and

•                  expenses related to our SOX compliance efforts.

An overall increase in our business activity, both organic and acquisitive, higher gross profit, offset by higher general and administrative expenses, resulted in income from operations of $103.4 million in fiscal 2006, an increase of $5.1 million, or 5.2%, from $98.3 million in fiscal 2005.

Interest expense, net of $3.5 million of interest income, increased to $10.6 million in fiscal 2006, compared to $7.1 million in fiscal 2005.  This increase is primarily attributable to higher borrowings utilized to fund mergers and acquisitions, partially offset by strong cash flow from operations, excess proceeds from the sale of our Class F and Class G convertible stock and a $1.1 million gain on the termination of our interest-rate swap contracts.  At September 30, 2006, borrowings under our Amended and Restated Credit Agreement, our Term Credit Agreement and senior notes outstanding totaled $133.8 million, as compared to $229.7 million at September 30, 2005.

Income tax expense was $25.2 million in fiscal 2006, compared to $29.0 million in fiscal 2005. The effective tax rate was 32.0% in fiscal 2006, as compared to 35.0% in fiscal 2005.  The decrease in the effective tax rate was primarily attributable to the favorable resolution of certain contingencies relating to audits that were unresolved at September 30, 2005.

The factors described above resulted in net income of $53.7 million in fiscal 2006, as compared to net income of $53.8 million in fiscal 2005.

Basic earnings per share, or EPS, increased by two cents, or 1.1%, to $1.88 per share in fiscal 2006 from $1.86 per share in fiscal 2005.  Diluted EPS, as a result of higher weighted average diluted shares outstanding primarily due to the issuance of our Class F and Class G convertible preferred stock partially offset by the redemption of our Class D preferred stock, decreased by 20 cents, or 11.9%, to $1.48 per share in fiscal 2006 from $1.68 per share in fiscal 2005.

Professional Technical Services

	Fiscal Year Ended		Change
	September 30, 2005	September 30, 2006	$	%
	($ in thousands)
Revenues	$2,082,618	$2,772,833	$690,215	33.1%

Net service revenues	$1,415,450	$1,787,078	$371,628	26.3%
Cost of net service revenues	753,231	914,773	161,542	21.4%
Gross profit	$662,219	$872,305	$210,086	31.7%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	September 30, 2005	September 30, 2006
Net service revenues	100.0%	100.0%
Cost of net service revenues	53.2	51.2
Gross profit	46.8%	48.8%

Total revenues in the Professional Technical Services (PTS) segment were $2.8 billion in fiscal 2006, an increase of $690.2 million, or 33.1%, over fiscal 2005. Excluding acquisitive revenues of $414.4 million, PTS’ organic revenues of $2.4 billion increased $275.9 million, or 13.2% over fiscal 2005.  PTS experienced organic growth throughout most of its business areas, with the exception of U.S. transportation operations due to temporary delays on certain large transportation projects.  Net service revenues for PTS were $1.8 billion in fiscal 2006, an increase of $371.6 million, or 26.3%, over fiscal 2005.  Excluding acquisitive net service revenue of $281.9 million, PTS’ organic net service revenue increased $89.7 million, or 6.3%, over fiscal 2005. Net service revenues increased at a lower rate as compared to gross revenues due to higher pass-through costs to subcontractors included in total revenues.

Cost of completing net service revenues for PTS was $914.8 million in fiscal 2006, an increase of $161.5 million, or 21.4%, over fiscal 2005.  Excluding acquisitive cost of net service revenues of $128.2 million, PTS’ organic cost of net service revenues was $786.6 million in fiscal 2006, an increase of $33.4 million, or 4.4%, over fiscal 2005.

Gross profit for PTS was $872.3 million in fiscal 2006, an increase of $210.1 million, or 31.7% over fiscal 2005.  Excluding acquisitive gross profit of $153.6 million, PTS’ organic gross profit was $718.7 million in fiscal 2006, an increase of $56.5 million, or 8.5%, over fiscal 2005.  As a percentage of net service revenue, gross profit was 48.8% of net service revenue in fiscal 2006, as compared to 46.8% in fiscal 2005.  These changes were attributable to the factors described above.

Equity in earnings of joint ventures for PTS was $3.0 million in fiscal 2006, an increase of $0.6 million over fiscal 2005.

Management Support Services

	Fiscal Year Ended		Change
	September 30, 2005	September 30, 2006	$	%
	($ in thousands)
Revenues	$309,053	$647,188	$338,135	109.4%

Net service revenues	$42,977	$89,794	$46,817	108.9%
Cost of net service revenues	29,010	50,921	21,911	75.5%
Gross profit	$13,967	$38,873	$24,906	178.8%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	September 30, 2005	September 30, 2006
Net service revenues	100.0%	100.0%
Cost of net service revenues	67.5	56.7
Gross profit	32.5%	43.3%

Total revenues in the MSS segment were $647.2 million in fiscal 2006, an increase of $338.1 million, or 109.4%, over fiscal 2005.  The increase in revenues was 100% organic and was primarily attributable to the continuing high level of military activities in the Middle East, resulting in demand for maintenance and operations of installations as well as modification work on military vehicles and systems.  The volume of task order awards under our indefinite delivery/indefinite quantity contracts also increased.  These task orders focus on establishing facilities, general support and maintenance for U.S. military pre-positioned stocks, logistics, equipment and fleet management.  Net service revenues for MSS were $89.8 million in fiscal 2006, an increase of $46.8 million, or 108.9% over fiscal 2005.  Net service revenues increased at a slower rate than gross revenues due to a higher amount of pass-through costs that are included in gross revenues.

Cost of net service revenues for MSS was $50.9 million in fiscal 2006, an increase of $21.9 million, or 75.5% over fiscal 2005.  This increase was due to higher indirect expenses associated with the increase in business volume and employee-related expenses.

Gross profit for MSS was $38.9 million in fiscal 2006, an increase of $24.9 million, or 178.8% over fiscal 2005.  As a percentage of net service revenue, gross profit was 43.3% in fiscal 2006 as compared to 32.5% in fiscal 2005.

Equity in earnings of joint ventures for MSS was $4.9 million in fiscal 2006, an increase of $4.9 million over fiscal 2005.  The increase was primarily attributable to earnings from recently formed unconsolidated joint ventures.  MSS serves in key positions with the joint ventures that provide peacekeeping services, administrative support for civilian agencies and response training for law enforcement and military personnel.  In addition, the award of the management and operations contract of the U.S. Government’s Nevada Test Site to the limited liability company which we serve in a key partner role provided earnings contribution through contract award fee performance.  Due to our minority interest in this joint venture, the earnings are not reflected in MSS’ revenues.

For a reconciliation of segment results to consolidated results, see footnote number 19 in the Notes to Consolidated Financial Statements contained elsewhere in this registration statement.

Fiscal year ended September 30, 2005 compared to the fiscal year ended September 30, 2004

Consolidated Results

	Fiscal Year Ended		Change
	September 30, 2004	September 30, 2005	$	%
	($ in thousands)
Revenues	$ 2,011,975	$ 2,395,340	$ 383,365	19.1%
Other direct costs	775,722	932,797	157,075	20.2
Net service revenues	1,236,253	1,462,543	226,290	18.3
Cost of net service revenues	667,697	785,066	117,369	17.6
Gross profit	568,556	677,477	108,921	19.2
Equity in earnings of joint ventures	2,517	2,352	(165)	(6.6)
General and administrative expenses	484,446	581,529	97,083	20.0
Income from operations	86,627	98,300	11,673	13.5
Minority interest in share of earnings	3,239	8,453	5,214	161.0
Interest expense—net	6,968	7,054	86	1.2
Income before income tax expense	76,420	82,793	6,373	8.3
Income tax expense	25,984	28,979	2,995	11.5
Net income	$ 50,436	$ 53,814	$ 3,378	6.7%

The following table presents the percentage relationship of certain items to net service revenues:

	Fiscal Year Ended
	September 30, 2004	September 30, 2005
Net service revenues	100.0%	100.0%
Cost of net service revenues	54.0	53.7
Gross profit	46.0	46.3
Equity in earnings of joint ventures	0.2	0.2
General and administrative expenses	39.2	39.8
Income from operations	7.0	6.7
Minority interest in share of earnings	0.4	0.5
Interest expense—net	0.6	0.5
Income before income tax expense	6.4	6.2
Income tax expense	2.1	2.0
Net income	4.1%	3.7%

For fiscal 2005, revenues were $2.4 billion, an increase of $383.4 million, or 19.1%, over fiscal 2004.  Excluding acquisitive revenues of $210.2 million, organic revenues were $2.2 billion in fiscal 2005, an increase of $195.3 million, or 9.8% over fiscal 2004.  For fiscal 2005, net service revenues were $1.5 billion, an increase of $226.3 million, or 18.3%, over fiscal 2004.  Excluding acquisitive net service revenues of $147.6 million, organic net service revenues were $1.3 billion in fiscal 2005, an increase of $90.5 million, or 7.4%, over fiscal 2004.

Cost of net service revenues was $785.1 million in fiscal 2005, an increase of $117.4 million, or 17.6%, over fiscal 2004.  Excluding acquisitive cost of net service revenues of $77.0 million, the organic cost of net service revenues was $708.1 million in fiscal 2005, an increase of $47.6 million, or 7.2%, over fiscal 2004.  The cost of net service revenues across our business segments was generally in line with the changes in net service revenues for each business segment.

Gross profit was $677.5 million in fiscal 2005, an increase of $108.9 million, or 19.2% over fiscal 2004.  Excluding acquisitive gross profit of $73.0 million, organic gross profit was $604.5 million, an increase of $35.9 million, or 6.3% over fiscal 2004.  As a percentage of net service revenue, gross profit was 46.0% and 46.3% in fiscal 2004 and 2005, respectively.  The slight increase in fiscal 2005 was primarily attributable to improvements in margins in our operations outside of the U.S.

Equity in earnings of joint ventures was $2.3 million in fiscal 2005, a decrease of $0.2 million over fiscal 2004.

General and administrative expenses were $581.5 million in fiscal 2005 up $97.1 million, or 20.0%, from $484.4 million in fiscal 2004.  Included in general and administrative expense is amortization expense of acquired intangibles and other assets.  This amortization expense was $4.7 million in fiscal 2005, up $3.2 million, or 223.4%, over fiscal 2004.  Excluding acquisitive general and administrative expense of $63.9 million, organic general and administrative expenses were $517.6 million in fiscal 2005, an increase of $33.2 million, or 6.8%, over fiscal 2004.

As a percentage of net service revenue, general and administrative expenses increased from 39.2% in fiscal 2004 to 39.8% in fiscal 2005.  This increase was due in part to increased expenditures for new corporate initiatives, including transition costs associated with implementing a company-wide enterprise resource planning (ERP) platform.  Higher gross profit, offset by higher general and administrative expenses, resulted in income from operations of $98.3 million in fiscal 2005, an increase of $11.7 million, or 13.5%, from $86.6 million of income from operations in fiscal 2004.

Interest expense, net of $2.1 million interest income, increased slightly to $7.1 million in fiscal 2005, compared to $7.0 million in fiscal 2004.  Borrowings under our credit agreement and senior notes outstanding totaled $229.7 million at September 30, 2005 as compared to $108.3 million at September 30, 2004.  The difference in our borrowings is primarily attributable to borrowings under our credit facility to finance an acquisition in September 2005.

Income tax expense was $29.0 million in fiscal 2005, compared to $26.0 million in fiscal 2004. The effective tax rate was 35% in fiscal 2005 and 34% in fiscal 2004.   During fiscal 2005, we worked with the Internal Revenue Service to conclude audits for fiscal/tax years 1990-2004 which resulted in no material impact to net income.

The factors described above resulted in net income of $53.8 million in fiscal 2005, compared to net income of $50.4 million in fiscal 2004.

Basic earnings per share, or EPS, increased by 15 cents, or 8.9%, to $1.86 per share in fiscal 2005 from $1.71 per share in fiscal 2004. Diluted EPS increased by 11 cents, or 7.2%, to $1.68 per share in fiscal 2005 from $1.57 per share in fiscal 2004.

Professional Technical Services

	Fiscal Year Ended		Change
	September 30, 2004	September 30, 2005	$	%
	($ in thousands)
Revenues	$ 1,777,718	$ 2,082,618	$ 304,900	17.2%

Net service revenues	$ 1,198,354	$ 1,415,450	$ 217,096	18.1%
Cost of net service revenues	636,962	753,231	116,269	18.3%
Gross profit	$ 561,392	$ 662,219	$ 100,827	18.0%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	September 30, 2004	September 30, 2005
Net service revenues	100.0%	100.0%
Cost of net service revenues	53.2	53.2
Gross profit	46.8%	46.8%

Total revenues in the PTS Segment were $2.1 billion in fiscal 2005, an increase of $304.9 million, or 17.2%, over fiscal 2004. Excluding acquisitive revenues of $210.2 million, PTS’s organic revenues increased $94.8 million, or 5.3% over fiscal 2004.  PTS experienced organic growth throughout most of its business areas, offset by decreases in state and local government spending due to continuing budget deficits.  Net service revenues for PTS was $1.4 billion in fiscal 2005, an increase of $217.1 million, or 18.1%, over fiscal 2004.  Excluding acquisitive net service revenues of $147.6 million, PTS’ organic net service revenue increased $69.5 million, or 5.8% over fiscal 2004.  Net service revenues increased at a higher rate as compared to gross revenues due to the inclusion of lower pass-through costs to subcontractors included in gross revenues.

Cost of net service revenues for PTS was $753.2 million in fiscal 2005, an increase of $116.3 million, or 18.3%, over fiscal 2004. Excluding the acquisitive cost of net service revenues of $74.6 million, the organic cost of net service revenues for PTS was $678.6 million in fiscal 2005, an increase of $41.6 million, or 6.5%, over fiscal 2004.

Gross profit for PTS was $662.2 million in fiscal 2005, an increase of $100.8 million, or 18.0% over fiscal 2004.  Excluding acquisitive gross profit of $73.0 million, PTS’ organic gross profit increased $27.8 million, or 5.0%, over fiscal 2004.  As a percentage of net service revenue, gross profit was 46.8% in fiscal 2005 and fiscal 2004.

Equity in earnings of joint ventures for PTS was $2.4 million in fiscal 2005, a decrease of $0.2 million, or 6.6%, over fiscal 2004.

Management Support Services

	Fiscal Year Ended		Change
	September 30, 2004	September 30, 2005	$	%
	($ in thousands)
Revenues	$ 232,143	$ 309,053	$ 76,910	33.1%

Net service revenues	$ 35,782	$ 42,977	$ 7,195	20.1%
Cost of net service revenues	29,399	29,010	(389)	(1.3)%
Gross profit	$ 6,383	$ 13,967	$ 7,584	118.7%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	September 30, 2004	September 30, 2005
Net service revenues	100.0%	100.0%
Cost of net service revenues	82.2	67.5
Gross profit	17.8%	32.5%

Total revenues in the MSS segment were $309.1 million in fiscal 2005, an increase of $76.9 million, or 33.1%, over fiscal 2004.  The increase in U.S. Government client revenues was 100.0% organic and resulted from increased revenues in operations and maintenance services for the U.S. military that was associated with the continued high level of activities in the Middle East in addition to increased revenues from our U.S. installation operation services.  Net service revenues for MSS were $43.0 million in fiscal 2005, an increase of $7.2 million, or 20.1%, over fiscal 2004.

Cost of net service revenues for MSS was $29.0 million in fiscal 2005, a decrease of $0.4 million, or 1.3% over fiscal 2004.  This decrease in costs was primarily attributable to an increase in higher margin contracts for support service.  The support contracts generally carry higher margins than operation and maintenance and field-based services contracts.  Gross profit for MSS was $14.0 million in fiscal 2005, an increase of $7.6 million, or 118.7%, over fiscal 2004.  As a percentage of net service revenue, gross profit was 32.5% in fiscal 2005 as compared to 17.8% in fiscal 2004.

For a reconciliation of segment results to consolidated results, see footnote number 19 in the Notes to Consolidated Financial Statements contained elsewhere in this registration statement.

Liquidity and Capital Resources

Cash Flows

We have historically relied on cash flow from operations, proceeds from sales of stock (both to employees and to institutional investors) and borrowings under various debt facilities to satisfy our working capital and merger and acquisition and share repurchase requirements.  In the future, we may need to raise additional funds through public and/or additional private debt or equity financings in order to take advantage of business opportunities, including more rapid organic expansion and mergers and acquisitions.

At September 30, 2006, cash and cash equivalents, other than cash in consolidated joint ventures, were $118.4 million, an increase of $91.0 million, or 331.8% from September 30, 2005.  This increase resulted from higher cash flow from operations and the proceeds from the sale of our Class F and Class G convertible preferred stock.  Cash and cash equivalents, other than cash in consolidated joint ventures, is a non-GAAP measure.  For a reconciliation of this measure to cash and cash equivalents, see “Components of Income and Expense” above.

Net cash generated by operating activities was $121.3 million for the year ended September 30, 2006, an increase of $74.7 million from the net cash generated by operating activities of $46.6 million for the year ended September 30, 2005.  The increase was primarily attributable to a more efficient use of working capital as well as higher earnings before non-cash expenses.

Net cash used in investing activities was $71.8 million for the year ended September 30, 2006, a decrease of $65.2 million from the net cash used by investing activities of $137.0 million in the year ended September 30, 2005.  For the year ended September 30, 2006, net cash used for business combinations was $53.3 million as compared to $158.9 million used in business combinations for the prior fiscal year.  We continue to invest in our initiative to re-design our business processes and to implement a global enterprise resource planning (ERP) system.  In fiscal 2006, we capitalized $6.7 million in costs associated with our ERP system, as compared to $10.8 million in fiscal 2005.  For the year ended September 30, 2006, proceeds from the sale of property and equipment totaled $21.3 million as compared to $0.8 million in the prior fiscal year.  This increase was primarily related to the sale of an office building in Orange, California.

Net cash provided by financing activities was $23.8 million for the year ended September 30, 2006, as compared to net cash provided by financing activities of $84.1 million in the year ended September 30, 2005.  In fiscal 2006, net cash provided by financing activities was largely the result of proceeds from the sale of our stock, notably the Class F and Class G convertible preferred stock, offset by the redemption of our Class C convertible preferred stock and related warrants and net repayments of borrowings under our credit agreements.

Working Capital

Working capital increased $30.7 million, or 18.0%, from $170.6 million at September 30, 2005 to $201.3 million at September 30, 2006 largely as a result of merger and acquisition activity as well as strong revenue growth.  Net accounts receivable, which includes billed and unbilled costs and fees, net of billings in excess of costs on uncompleted contracts, increased $188.9 million, or 32.5% to $769.9 million at September 30, 2006 from $581.5 million at September 30, 2005.  For the same period, annual revenues increased at a notably higher level of $1.0 billion, or 43.1%, from $2.4 billion to $3.4 billion.

Because our revenues depend to a great extent on billable labor hours, most of our charges are invoiced following the end of the month in which the hours were worked, the majority usually within 15 days.  Other direct costs are normally billed along with labor hours.  However, as opposed to salary costs, which are generally paid on either a bi-weekly or monthly basis, other direct costs are generally not paid until we receive payment (in some cases in the form of advances) from our customer.

Borrowings and Lines of Credit

At September 30, 2006 and September 30, 2005, our long-term obligations consisted of the following:

	September 30, 2005	September 30, 2006
	(in thousands)
Amended and Restated Credit Agreement	$ 130,000	$ —
Senior Notes	99,714	68,810
Term Credit Agreement	—	65,000
Bank Overdraft Facilities	4,165	2,716
Other Debt	2,843	929
Total long-term obligations	236,722	137,455
Less: Current portion of long-term obligations	(20,539)	(14,665)
Long-term obligations, less current portion	$ 216,183	$ 122,790

Amended and Restated Credit Agreement

We have an unsecured senior credit agreement with a syndicate of banks to support our working capital and acquisition needs.  On September 22, 2006, this facility was extended to March 31, 2011.  As of September 30, 2006, the facility provided a revolving line of credit in the amount of $300.0 million which includes a sub-limit for standby letters of credit of $50.0 million. We may borrow, at our option, at either (a) a base rate (the greater of the Federal Funds rate plus 0.50% or the bank’s reference rate) plus a margin which ranges from 0.00% to 0.25%, or (b) an offshore, or LIBOR, rate plus a margin which ranges from 0.75% to 1.75%, depending on our leverage ratio.  In addition to these borrowing rates, there is a commitment fee which ranges from 0.175% to 0.375% on any unused commitment.  Borrowings under the credit facility are limited by certain financial covenants, which include leverage restrictions, fixed charge coverage and net worth maintenance.  At September 30, 2005 and September 30, 2006, borrowings under the credit facility totaled $130.0 million and $0.0, respectively.  At September 30, 2005 and September 30, 2006, outstanding standby letters of credit totaled $21.1 million and $23.1 million, respectively.  At September 30, 2006, we had $276.9 million available for borrowing under the credit facility.

Senior Notes

October 2006 Notes:  On September 7, 2001, we issued $21.0 million of 6.47% senior notes due October 7, 2006.  The October 2006 Notes were paid in full on September 29, 2006.  The October 2006 Notes were unsecured and had an average life of four years.  The annual principal payments of $7.0 million began October 7, 2004. The first principal and last principal payments due on the 2006 Notes were prepaid.

June 2008 Notes:  On June 9, 1998, we issued $60.0 million of 6.93% senior notes due June 9, 2008. The June 2008 Notes are unsecured and have an average life of seven years.  The annual principal payments of $8.6 million began June 9, 2002.

October 2008 Notes:  On September 9, 2002, we issued $25.0 million of 6.23% senior notes due October 15, 2008.  The October 2008 Notes are unsecured and have an average life of five years.  The annual principal payments of $8.3 million were scheduled to begin October 15, 2006; however, we elected to pre-pay the first principal payment in September 2006.

April 2012 Notes:  On April 14, 2000, we issued $35.0 million of 8.38% senior notes due April 14, 2012.  The April 2012 Notes are unsecured and have an average life of 10 years.  The annual principal payments of $7.0 million are scheduled to begin April 14, 2008.

All of the senior notes require interest to be paid either quarterly or semi-annually in arrears and are subject to certain financial covenants. Proceeds from the October 2006 Notes, the June 2008 Notes and the October 2008 Notes were used to repay revolving credit debt while proceeds of the April 2012 Notes were used to fund business acquisitions.

Term Credit Agreement

On September 22, 2006, certain of our wholly-owned subsidiaries closed an unsecured term credit agreement with a syndicate of banks to facilitate dividend repatriations under favorable tax terms.  The term credit agreement provides for a $65.0 million, five-year term loan among four subsidiary borrowers and one subsidiary guarantor.  In order to obtain more favorable pricing and other terms, we also provided a parent company guarantee.  The terms and conditions of this agreement are substantially similar to those contained in our senior unsecured credit facility.  Principal payments are scheduled to begin June 30, 2007, or earlier at the borrowers’ discretion.  At September 30, 2006, borrowings under this term credit agreement totaled $65.0 million.

Other Debt

We also have three non-U.S. credit facilities used to cover periodic overdrafts and to issue letters of credit in the aggregate amount of $41.0 million.

Further, we have outstanding promissory notes of $0.9 million to former shareholders of Oscar Faber, predecessor to Faber Maunsell.  These promissory notes have maturities ranging from January 2006 to April 2010.

In addition, we assumed mortgage debt obligations in the amount of $1.4 million when we purchased our joint venture partner’s interests as co-owner of an Orange, California facility.  This debt was repaid in full upon our sale of the facility in May 2006.

Preferred Stock

In February 2006, we closed a $235.0 million private placement of our Class F and Class G convertible preferred stock.  In connection with the private placement, we redeemed all outstanding shares of our Class D convertible preferred stock and repurchased associated warrants to purchase common stock.  Approximately $114.7 million of the $231.2 million in net proceeds was used to repay indebtedness under our senior credit facility and approximately $116.5 million was used to redeem the Class D preferred and associated warrants.  The terms of the Class D convertible preferred stock contained a 7% annual dividend whereas the terms of the Class F and Class G do not require annual dividend payments.

The Class F and Class G convertible preferred stock is redeemable on the earlier of February 9, 2012 or the date on which we sell substantially all of our assets and has other rights, privileges and preferences.  See “Description of Capital Stock, Certificate of Incorporation and Bylaws” for a summary of the terms of the Class F and Class G convertible preferred stock.

Commitments and Contingencies

Other than normal property and equipment additions and replacements, expenditures to further the implementation of our ERP system, commitments under our incentive compensation programs, repurchases of shares of our common stock, and acquisitions from time to time, we currently do not have any significant capital expenditures or outlays planned except as described below.  However, if we acquire any additional businesses in the future or embark on other capital-intensive initiatives, additional working capital may be required.

In July 2006, we entered into an agreement to acquire an interest in Shanghai Tunnel Engineering Co., Ltd., or STEC.  STEC is a Shanghai, China-based design, engineering and construction firm which specializes in transportation design.  The agreement is subject to Chinese government regulatory approval and other conditions.  If we receive regulatory approval and satisfy all closing conditions, the purchase would be valued at 239.5 million Chinese renminbi, or approximately $30.7 million, based upon indicative exchange rates as of the date of this registration statement.  As of the date of this registration statement, we have not funded the STEC investment.

As of September 30, 2006, there was approximately $43.6 million outstanding under standby letters of credit issued primarily in connection with general and professional liability insurance programs and for contract performance guarantees. In addition, in some instances we guarantee that a project, when complete, will achieve specified performance standards. If the project subsequently fails to meet guaranteed performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to achieve the required performance standards.

At September 30, 2006, our defined benefit pension plans had an aggregate deficit (where the projected benefit obligation exceeded the fair value of plan assets) of $117.2 million.  At that same time, the excess of projected benefit obligations over fair value of plan assets was $84.8 million.  See Note 9 to the Notes to Consolidated Financial Statements contained elsewhere in this registration statement.  In the future, such pension under-funding may increase or decrease depending on changes in the levels of interest rates, pension plan performance and other factors.

We believe that our cash generated from operations and amounts that we expect to be available for borrowing under credit facilities will be sufficient to meet our capital requirements, including our commitments and contingencies, for the foreseeable future.

Contractual Commitments

The following summarizes our contractual obligations and commercial commitments as of September 30, 2006:

Contractual Obligations and Commitments	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(in thousands)
Long-term debt (including interest)	$ 137,455	$ 14,665	$ 56,290	$ 59,500	$ 7,000
Operating leases	446,631	87,163	131,976	90,089	137,403
Capital leases	1,620	1,215	405	—	—
Interest	14,283	5,679	6,258	2,346	—
Pension obligations(1)	214,006	14,396	36,770	40,010	122,830
Total Contractual Obligations and Commitments	$ 813,995	$ 123,118	$ 231,699	$ 191,945	$ 267,233

(1)             Retirement and retirement plan related obligations noted under the heading “More than Five Years” are presented for the years 2012-2016.

Quarterly Results of Operations

The following table shows, for the periods indicated, unaudited selected quarterly financial data from our consolidated statements of income modified to display the effect of the two non-GAAP measures our management uses to analyze our results of operations (see “Components of Income and Expense” contained earlier in this discussion). We believe this data includes all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the results of operations for these periods.  The unaudited selected quarterly financial data below should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this registration statement.  Our operating results in any one quarter are not necessarily indicative of the results that may be expected for any future period.

Fiscal Year 2005:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Revenue	$ 531,064	$ 579,507	$ 624,931	$ 659,838
Other direct costs	205,983	214,702	247,920	264,192
Net service revenue	325,081	364,805	377,011	395,646
Cost of revenue	174,599	197,316	203,061	207,716
Gross profit (excluding stock matches)	150,482	167,489	173,950	187,934
Equity in earnings of joint ventures	763	223	130	1,236
General and administrative expenses	129,839	146,619	149,399	154,836
Stock matches	967	292	614	1,341
Income from operations	20,439	20,801	24,067	32,993
Minority interest in share of earnings	1,465	2,504	2,329	2,155
Interest expense, net	1,763	2,286	1,366	1,639
Income before income tax expense	11,211	16,011	20,372	29,199
Income tax expense	6,023	5,604	7,130	10,222
Net income	$ 11,188	$ 10,407	$ 13,242	$ 18,977
Basic earnings per share	$ 0.37	$ 0.36	$ 0.46	$ 0.67
Diluted earnings per share	$ 0.34	$ 0.34	$ 0.42	$ 0.59
Weighted average common shares outstanding:
Basic	26,835	24,822	25,846	26,259
Diluted	32,585	30,709	31,764	32,174

Fiscal Year 2006:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Revenue	$ 746,797	$ 858,930	$ 911,486	$ 904,279
Other direct costs	331,450	369,089	417,057	404,179
Net service revenue	415,347	489,841	494,429	500,100
Cost of revenue	214,288	257,139	258,767	252,779
Gross profit (excluding stock matches)	201,059	232,702	235,662	247,321
Equity in earnings of joint ventures	1,670	893	1,554	2,437
General and administrative expenses	176,624	203,546	208,371	216,569
Stock matches	1,379	4,971	3,726	4,703
Income from operations	24,726	25,078	25,119	28,486
Minority interest in share of earnings	1,951	3,530	3,022	5,421
Interest expense, net	3,723	4,067	2,528	258
Income before income tax expense	19,052	17,481	19,569	22,807
Income tax expense	6,097	5,594	6,262	7,270
Net income	$ 12,955	$ 11,887	$ 13,307	$ 15,537
Basic earnings per share	$ 0.43	$ 0.42	$ 0.47	$ 0.55
Diluted earnings per share	$ 0.40	$ 0.34	0.36	$ 0.40
Weighted average shares used in calculations:
Basic	26,644	26,838	27,881	28,350
Diluted	32,612	35,153	36,941	39,018

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158). SFAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other post-retirement plans in their financial statements. We will be subject to the disclosure and recognition provisions of SFAS 158 in fiscal years beginning October 1, 2006 and 2007, respectively. We are currently evaluating the impact of the provisions of SFAS 158 on our results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The provisions of SFAS 157 will be effective for us in our fiscal year beginning October 1, 2008. We are currently evaluating the impact of the provisions of SFAS 157.

In June 2006, the FASB issued FASB Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. FIN 48 prescribes that a company should use a “more-likely-than-not” recognition threshold based on the technical merits of the tax position taken. Additionally, FIN 48 provides guidance on recognition or de-recognition of interest and penalties, changes in judgment in interim periods, and disclosures of uncertain tax positions.  FIN 48 became effective for us in our fiscal year beginning October 1, 2006.  We are currently in the process of determining the effect of the adoption of FIN 48 on our results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154), which applies to all voluntary changes in accounting principles, as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized in net income as a cumulative effect of changing to the new accounting principle.  SFAS

154 now requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to do so.  SFAS 154 became effective for us in our fiscal year beginning October 1, 2006.  We currently do not anticipate any voluntary changes in accounting principle or errors that would require such retroactive application.

In April 2006, the FASB issued FASB Staff Position No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP FIN 46(R)-6), which addresses how a reporting enterprise should determine the variability to be considered in applying FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” or FIN 46(R). The variability that is considered in applying FIN 46(R) affects the determination of (a) whether the entity is a variable interest entity, (b) which interests are variable interests in the entity and (c) which party, if any, is the primary beneficiary of the variable interest entity. That variability will affect any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP FIN 46(R)-6 provides additional guidance to consider for determining variability. FSP FIN 46(R)-6 is effective for us beginning the first day of our fiscal quarter beginning July 1, 2006. We are currently evaluating the impact of the provisions of FSP FIN 46(R)-6 on our results of operations and financial position.

Financial Market Risks

We are exposed to market risk, primarily related to foreign currency exchange rates and interest rate exposure of our debt obligations that bear interest based on floating rates.  We actively monitor these exposures.  To reduce our exposure to market risk, we have entered into derivative financial instruments such as forward contracts or interest rate hedge contracts. Our objective is to reduce, where we deem appropriate to do so, fluctuations in earnings and cash flows associated with changes in foreign exchange rates and interest rates. It is our policy and practice to use derivative financial instruments only to the extent necessary to manage our exposures. We do not use derivative financial instruments for speculative purposes.  We currently have no material derivative instruments outstanding.

Foreign Exchange Rate

We are exposed to foreign currency exchange rate risk resulting from our operations outside of the United States.  We do not comprehensively hedge our exposure to currency rate changes; however, we limit exposure to foreign currency fluctuations in most of our contracts through provisions that require client payments to be in currencies corresponding to the currency in which costs are incurred.  As a result, we typically do not need to hedge foreign currency cash flows for contract work performed.  The functional currency of all significant foreign operations is the local currency.

Interest Rates

Our senior revolving credit facility and certain other debt obligations are subject to variable rate interest which could be adversely affected by an increase in interest rates.  As of September 30, 2005, we had $130 million outstanding in borrowings under our credit facility.  Interest on amounts borrowed under the credit facility is subject to adjustment based on certain levels of financial performance.  For borrowings at offshore rates, the applicable margin added can range from 0.75% to 1.75%. For fiscal 2006, our weighted average borrowings on our senior credit facility were $132.8 million.  If short term floating interest rates were to increase or decrease by 1%, our annual interest expense could have increased or decreased by $1.3 million.  We invest our cash in money market securities or other high quality, short-term securities that are subject to minimal credit and market risk.

We have selectively managed our floating interest rate exposure through the use of derivative instruments.  In October 2005, we entered into two floating-to-fixed interest rate hedge contracts.  From the inception through our voluntary early termination, the interest rate hedges were effective.  Upon our termination of these contracts in our fourth quarter of fiscal 2006, we received a net cash settlement of approximately $1.1 million.

Subsequent Events

In January 2007, we acquired 100% of the capital stock of Hayes, Seay, Mattern & Mattern, Inc. (HSMM), a Virginia-based engineering and architectural firm which provides professional technical services for buildings, infrastructure development and environmental restoration.  The consideration consisted of cash and is subject to a purchase price allocation adjustment based upon the final determination of HSMM’s tangible and intangible net asset value at closing.

We have entered into a letter of intent to acquire 100% of the capital stock of RETEC, Inc., a Massachusetts-based environmental consulting and engineering firm.  We expect the transaction to close in the second quarter of fiscal 2007.

We are in the process of the termination and repayment of all outstanding loans previously made to our directors and senior officers under our Senior Executive Equity Investment Plan (SEEIP).  SEEIP loans were made by us to encourage our senior officers to hold AECOM stock by providing loans to fund the purchases of the stock.  We expect that all SEEIP loans will be terminated and repaid prior to February 15, 2007.  At September 30, 2006, there were SEEIP loans outstanding with an aggregate principal amount of approximately $29.7 million.

In December 2006, we sold our equity investment in a U.K.-based company for approximately 7.5 million GBP, or approximately $14.7 million.

ITEM 3.  PROPERTIES

Our corporate offices are located in approximately 72,000 square feet of space at 555 and 515 South Flower Street, Los Angeles, California.  Our other offices consist of an aggregate of approximately 3.8 million square feet worldwide.  We also maintain smaller administrative or project offices. Virtually all of our offices are leased.  See Note 11 of the notes to our consolidated financial statements for information regarding our lease obligations.  We believe our current properties are adequate for our business operations and are not currently underutilized.  We may add additional facilities from time to time in the future as the need arises.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our voting stock, which consists of common stock, convertible preferred stock, Class C preferred stock, Class F preferred stock and Class G preferred stock, as of December 1, 2006 with respect to:

•               each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of each class of stock;

•               each of our directors;

•               each Named Executive Officer listed in the Summary Compensation Table in Item 6 of this Registration Statement; and

•               all directors and executive officers as a group.

Except as otherwise indicated in the footnotes to the table, each stockholder has sole voting and investment power with respect to the shares beneficially owned by such stockholder.  Unless otherwise noted, the address for each stockholder is AECOM Technology Corporation, 555 South Flower Street, Suite 3700, Los Angeles, California 90071.

	Common Stock		Convertible Preferred Stock (1)		Class C Preferred Stock (2)		Class F Preferred Stock (3)		Class G Preferred Stock (3)		Percent of Total Voting Power
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
5% or more stockholders
U.S. Trust Company N.A. (4)	11,452,354	34.90%	54,713	100%	56.524	100%					30.27%
Halifax EES Trustees International (5) P.O. Box 827 Queensway House Hilgrove Street St. Helier Jersey JE4 OUB	3,660,231	11.15%									9.52%
CalPERS/PCG Corporate Partners LLC (6) 1200 Prospect, Ste. 200 La Jolla, CA 92037							7,000	14.89%	7,000	14.89%	3.63%
GSO Capital Partners LP (7) 280 Park Avenue 11th Floor East Tower New York, NY 10017							40,000	85.11%			10.37%
J.H Whitney VI, L.P. (8) 130 Main Street New Canaan, CT 06901									40,000	85.11%	10.37%

	Common Stock		Convertible Preferred Stock(1)		Class C Preferred Stock(2)		Class F Preferred Stock(3)		Class G Preferred Stock (3)		Percent of Total Voting Power
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Directors and Named Executive Officers
John M. Dionisio (9)	450,639	1.37%	—	—	1.292	2.29%	—	—	—	—	1.50%
Richard G. Newman (10)	1,299,631	3.96%	—	—	5.123	9.06%	—	—	—	—	4.63%
James R. Royer (11)	336,052	1.02%	—	—	1.626	2.88%	—	—	—	—	1.29%
Michael S. Burke (12)	51,172	*	—	—	0.110	*	—	—	—	—	*
Francis S.Y. Bong (13)	777,304	2.37%	—	—	—	—	—	—	—	—	2.02%
Glenn R. Robson (14)	96,196	*	—	—	0.275	*	—	—	—	—	*
H. Frederick Christie (15)	32,600	*	—	—	0.240	*	—	—	—	—	*
James H. Fordyce (16)	—	—	—	—	—	—	—	—	40,000	85.11%	10.37%
S. Malcolm Gillis (17)	20,980	*	—	—	0.159	*	—	—	—	—	*
Linda Griego (18)	10,000	*	—	—	0.037	*	—	—	—	—	*
Robert J. Lowe (19)	32,600	*	—	—	0.272	*	—	—	—	—	*
William G. Ouchi (20)	43,000	*	—	—	0.045	*	—	—	—	—	*
William P. Rutledge (21)	25,884	*	—	—	0.268	*	—	—	—	—	*
Lee D. Stern	—	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group (16 persons) (22)	3,984,467	12.14%	—	—	12.268	21.70%	—	—	—	—	13.00%

*  designates less than 1%

(1)                 Our convertible preferred stock is entitled to vote on all matters submitted to the holders of our common stock.  Our convertible preferred stock may be converted into our common stock at the option of the holder after the holder has held such stock for at least one year and only on January 1, April 1, July 1 or October 1 of each year.

(2)                 Class C preferred stock is entitled to 100,000 votes per share and is not convertible into our common stock.  Our Class C preferred stock is entitled to vote on all matters submitted to the holders of our common stock.

(3)                 Our Class F and Class G convertible preferred stock is entitled to vote on all matters submitted to the holders of common stock on an as converted basis and also has special class voting rights upon certain events.  Our Class F and Class G convertible preferred stock may be converted into our common stock based on a liquidation preference of $2,500 per share and a conversion price of $25.07 per share, subject to certain anti-dilution adjustments.

(4)                 U.S. Trust Company N.A. acts as trustee with respect to our Retirement & Savings Plan and our Stock Purchase Plan. The number of common shares and convertible preferred shares listed above constitutes shares held as trustee under our Retirement & Savings Plan. The number of Class C preferred shares listed above constitute shares held as trustee of the Stock Purchase Plan.  Shares held by U.S. Trust Company N.A. as trustee of the Stock Purchase Plan are voted solely by U.S. Trust Company N.A.

(5)               Constitutes shares held by AECOM Global Holdings, Ltd. for the benefit of certain non-U.S. employees who participate in our Global Stock Program where Halifax EES Trustees International acts as trustee with respect to our Global Stock Plan.

(6)                 CalPERS/PCG Corporate Partners, LLC is a Delaware limited liability company, whose manager is PCG Corporate Partners Investments LLC.  PCG Corporate Partners Investments LLC is wholly owned by Pacific Corporate Group LLC, a Delaware limited liability company. Pacific Corporate Group LLC is wholly owned by Pacific Corporate Group Holdings, LLC, a Delaware limited liability company. Pacific Corporate Group Holdings, LLC is owned by Christopher J. Bower, Timothy Kelleher, Monte Brem, Stephen Moseley, Tara Blackburn, Douglas Meltzer and Pacific Corporate Group Holdings, Inc., which is in turn wholly owned by Christopher J. Bower. Each of PCG Corporate Partners Investments LLC, Pacific Corporate Group LLC, Pacific Corporate Group Holdings, LLC, Christopher J. Bower, Timothy Kelleher, Monte Brem, Stephen Moseley, Tara Blackburn, Douglas Meltzer and Pacific Corporate Group Holdings, Inc. disclaims beneficial ownership of any securities.

(7)                 GSO Capital Partners LP is the beneficial owner of 40,000 shares of Class F preferred stock.  It serves as investment advisor of the following funds, which are the holders of record of our Class F Preferred Stock:  GSO Special Situations Fund LP (13,429.1507 shares), GSO Special Situations Overseas Fund Ltd. (12,591.0779 shares), GSO Special Situations Overseas Benefit Plan Fund Ltd. (1,034.176356 shares) and GSO Credit Opportunities Fund (Helios), L.P. (12,945.59504 shares).

(8)                 J.H. Whitney VI, L.P.’s general partner is J.H. Whitney Equity Partners VI, LLC.

(9)                 Common stock includes 225,000 shares subject to options exercisable prior to January 30, 2007.

(10)             Common stock includes 650,000 shares subject to options exercisable prior to January 30, 2007.

(11)             Common stock includes 115,000 shares subject to options exercisable prior to January 30, 2007.

(12)             Common stock includes 10,000 shares subject to options exercisable prior to January 30, 2007.

(13)             Common stock includes 100,000 shares subject to options exercisable prior to January 30, 2007.

(14)             Common stock includes 70,000 shares subject to options exercisable prior to January 30, 2007.

(15)             Common stock includes 26,100 shares subject to options exercisable prior to January 30, 2007.

(16)             Securities owned by J.H. Whitney VI, L.P. (JHW VI).  Mr. Fordyce is a managing member of J.H. Whitney Equity Partners VI, LLC, the general partner of JHW VI, and has an interest in a limited partner of JHW VI.  Mr. Fordyce may be deemed to share voting and dispositive power with respect to such securities.  Mr. Fordyce disclaims beneficial ownership of such securities except to the extent of his proportionate interest.

(17)            Common Stock includes 18,600 shares subject to options exercisable prior to January 30, 2007.

(18)             Common Stock includes 10,000 shares subject to options exercisable prior to January 30, 2007.

(19)            Common Stock includes 26,100 shares subject to options exercisable prior to January 30, 2007.

(20)             Common Stock includes 18,000 shares subject to options exercisable prior to January 30, 2007.

(21)             Common Stock includes 23,100 shares subject to options exercisable prior to January 30, 2007.

(22)       See footnotes (9) through (21) above.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Directors and Management

The names, ages and positions of our directors and executive officers are as follows:

Name	Age(1)	Position
John M. Dionisio	58	Director, President and Chief Executive Officer
Richard G. Newman	72	Director, Chairman
Francis S. Y. Bong	64	Director, Chairman Asia
H. Frederick Christie	73	Director
James H. Fordyce	47	Director
S. Malcolm Gillis	66	Director
Linda Griego	59	Director
Robert J. Lowe	66	Director
William G. Ouchi	63	Director
William P. Rutledge	64	Director
Lee D. Stern	55	Director
James R. Royer	60	Executive Vice President and Chief Operating Officer
Michael S. Burke	43	Executive Vice President, Chief Corporate Officer and Chief Financial Officer
Raymond W. Holdsworth	63	Vice Chairman, Corporate Development
David N. Odgers	64	Vice Chairman, Professional Development

(1)   All ages are as of January 1, 2007

John M. Dionisio was appointed our President and Chief Executive Officer on October 1, 2005 and was elected to our Board of Directors in December 2005.  From October 2003 to October 2005, Mr. Dionisio served as our Executive Vice President and Chief Operating Officer.  From October 2000 to October 2003, Mr. Dionisio served as President and Chief Executive Officer of our subsidiary, DMJM+Harris.  Mr. Dionisio joined Frederic R. Harris, Inc., in 1971, predecessor company to DMJM+Harris where he served in many capacities, including Chief Executive Officer from October 1999 to October 2003, President from July 1996 to October 1999, Executive Vice President in charge of all U.S. operations from 1993 to 1996 and Manager of the New York Operations and Northern Region Manager from 1992 to 1993.

Richard G. Newman has been a member of our Board of Directors since May 1990 and currently is our Chairman.  Mr. Newman was our President until 1993, and then Chairman, President and Chief Executive Officer from May 1993 to October 2000 and Chairman and CEO from 2000 to 2005.  He served as a director of Ashland Technology Corporation from February 1989 until it became AECOM in April 1990.  Mr. Newman was also President of Ashland Technology, which later became AECOM, from December 1988 until May 1990.  Previously, he was President and Chief Operating Officer of Daniel, Mann, Johnson & Mendenhall from October 1985 to December 1988 and a Corporate Vice President or Vice President of DMJM from 1977 to 1985.  Mr. Newman is also a director of Southwest Water Company, Sempra Energy Company and 14 mutual funds affiliated with Capital Research and Management Company.

Francis S. Y. Bong was named to our Board of Directors after our merger with Maunsell in May 2000.  He serves as Chairman for our operations in Asia. Prior to our merger with Maunsell, Mr. Bong was Chairman and Chief Executive of Maunsell Consultants Asia Holding Ltd. from 1997 to 2000 and served as Managing Director of the same firm from 1987 to 1996.  Mr. Bong started with Maunsell in 1975.  Mr. Bong also serves on the Board of Directors of Cosmopolitan International Holdings Ltd. as a non-executive director.

H. Frederick Christie  was named to our Board of Directors in August 1990.  From 1987 until his retirement in 1989, Mr. Christie served as President and Chief Executive Officer of The Mission Group, where he was responsible for all of the non-utility subsidiaries of SCEcorp., the parent company of Southern California Edison Company.  Mr. Christie served as President and as a director of Southern California Edison Company from November 1984 until September 1987 after having previously served as Executive Vice President and Chief Financial Officer.  He is also a member of the Board of Directors of IHOP Corp., Southwest Water Company, Ducommun Incorporated, and 21 mutual funds affiliated with Capital Research and Management Company.

James H. Fordyce was named to our Board of Directors in February 2006.  Mr. Fordyce is a Managing Director with J.H. Whitney Capital Partners, LLC, a private investment firm.  He has been with J.H. Whitney since July 1996.  Mr. Fordyce began his career at Chemical Bank in 1981, where he spent eight years primarily in their leveraged buyout group before then joining Heller Financial, Inc. as a Senior Vice President where he spent his time investing both debt and equity.  Mr. Fordyce is currently a director of several privately-held companies.

S. Malcolm Gillis  was named to our Board of Directors in January 1998.  From July 2004 to present, Dr. Gillis has been a University Professor at Rice University.  Dr. Gillis served as President of Rice University from July 1993 to June 2004.  Before assuming the presidency of Rice, Dr. Gillis was a professor at Duke University from 1984 to 1993, where he served as Dean of the Faculty of Arts and Sciences from 1991 to 1993.  He was at Harvard University from 1969 to 1984, where he did extensive teaching and consulting in the area of international economics, with particular emphasis on Latin America and Asia, working with heads of state on economic policy issues.  Dr. Gillis was a director of the Federal Reserve Bank of Dallas from 1998 to 2004.  Dr. Gillis is a member of the board of directors of Halliburton Company, Electronic Data Systems Corporation, Introgen Therapeutics, Inc. and Service Corporation International.  Dr. Gillis also serves on the boards of various educational and charitable organizations and government commissions and committees.

Linda Griego was named to our Board of Directors in June 2005.  Ms. Griego has served as President and Chief Executive Officer of Griego Enterprises, Inc. since 1985 and is also Managing General Partner of Engine Co. No. 28, a restaurant that she founded in 1988. From July 1999 until January 2000, Ms. Griego served as interim President and Chief Executive Officer of the Los Angeles Community Development Bank. She is currently a director of Granite Construction Incorporated, City National Bank and Southwest Water Company.  Ms. Griego has also served as a Los Angeles branch director of the Federal Reserve Bank of San Francisco.

Robert J. Lowe was named to our Board of Directors in February 1993.  Mr. Lowe is Chairman and Chief Executive Officer of Lowe Enterprises, Inc. and its affiliated companies.  He was the principal founding shareholder in 1972 of the corporation that became Lowe Enterprises, Inc.  Mr. Lowe also serves on the Board of Claremont McKenna College and on the boards of various charitable organizations and government commissions and committees.

William G. Ouchi joined our Board of Directors in May 2003.  Dr. Ouchi is the Sanford and Betty Sigoloff Distinguished Professor in Corporate Renewal in the Anderson School of Management at the

University of California, Los Angeles.  He has been on the faculty of UCLA since 1979.  Dr. Ouchi is a director of Sempra Energy, FirstFed Financial Corp. and the Conrad N. Hilton Foundation.  Dr. Ouchi has also been Vice Dean for Executive Education at UCLA and Chief of Staff for the Mayor of Los Angeles.  Dr. Ouchi also serves on the boards of various charitable organizations.

William P. Rutledge was named to our Board of Directors in November 1998.  Mr. Rutledge was President and Chief Executive Officer of Allegheny Teledyne, Inc. from August 1996 until his retirement in 1997.  Mr. Rutledge also serves on the Board of Directors of FirstFed Financial Corp., Communications & Power Industries, Sempra Energy Corporation and the board of trustees of Lafayette College, Saint John’s Health Center Foundation and the World Affairs Council of Los Angeles.

Lee D. Stern was named to our Board of Directors in February 2006.  Mr. Stern is a Managing Director at GSO Capital Partners LP., an investment advisor managing several private investment funds.  Prior to joining GSO, Mr. Stern was the chief transaction officer of Technology Investment Capital Corp. from November 2003 to September 2005 and has over 20 years of financial and investment experience in leveraged finance and in financing technology companies.  Prior to Technology Investment Capital Corp., Mr. Stern was with the boutique investment banking firm Hill Street Capital from March 2001 to November 2003.  From 1997 to 2000, he was a partner of Thomas Weisel Partners and its predecessor, NationsBanc Montgomery, where he focused on leveraged transactions relating to acquisition finance and leveraged buyouts, including private and public mezzanine finance. From 1993 to 1997, Mr. Stern was a managing director at Nomura Securities International, where he played a key role in building the firm’s merchant banking and principal debt investing business.  He sat on Nomura Securities International’s commitment and underwriting committees.  Mr. Stern has also held managing director positions at Kidder, Peabody & Co., Inc. from 1990 to 1992 and Drexel Burnham Lambert from 1985 to 1990.

James R. Royer was appointed Executive Vice President and Chief Operating Officer in October 2005.  From October 2004 to October 2005, Mr. Royer was Chief Executive of our Americas Facilities Group, Regional Group and Government Services Group.  He was appointed Chairman of the Board of our subsidiary DMJM H&N in February 2002 and Chief Executive Officer in April 2003.  Prior to that, he served as Chairman of the Board, President and Chief Executive Officer of our subsidiary TCB INC. from August 1991 to September 2003, and continued in his role as Chief Executive Officer of TCB INC. until October 2004.  He was elected President of Turner Collie & Braden Inc. (TCB) in 1987.  He served in various senior management positions with TCB, including Vice President from 1982 through 1987.  Mr. Royer is a director and former Chairman of the Greater Houston Partnership and is also a member of the board of directors of Memorial Herman Health Care System in Houston.

Michael S. Burke was appointed Executive Vice President and Chief Corporate Officer in May 2006 and was appointed Chief Financial Officer in December 2006.  Mr. Burke joined AECOM as Senior Vice President, Corporate Strategy in October 2005.  From 1990 to 2005, Mr. Burke was with the accounting firm, KPMG LLP.  He served in various senior leadership positions most recently as a Western Area Managing Partner from 2002 to 2005 and was a member of KPMG’s Board of Directors from 2000 through 2005.  While on the KPMG Board of Directors, Mr. Burke served as the Chairman of the Board Process and Governance Committee and a member of the Audit and Finance Committee.  Mr. Burke also serves on various charitable and community boards.

Raymond W. Holdsworth  was appointed Vice Chairman, Corporate Development in October 2005.  Prior to this position, Mr. Holdsworth served as our President from March 2000 to October 2005. From January 1999 to March 2000, Mr. Holdsworth was Group Chief Executive for three of AECOM’s operating companies.  He was President  & Chief Executive Officer  of DMJM from April 1993  to 1997, and Chairman & Chief Executive Officer from then until January 1999. Mr. Holdsworth served as DMJM’s Vice President for Corporate Development from June 1992 to April 1993.

David N. Odgers was appointed Vice Chairman, Professional Development, in October 2005.  From October 2005 to September 2006 he was also Chief Executive of our Global Group.  From the time of our merger with Maunsell in April 2000 until September 2005, Mr. Odgers was responsible for our operations outside of the Americas.  Mr. Odgers was Chief Executive of the Maunsell Group from 1998 until the merger, before which, from 1989, he was Chief Executive of Maunsell Pty Ltd in Australia.  He served in a variety of positions of increasing responsibility with the Maunsell Group since he started with the Group in 1965.

Composition of the Board of Directors

In accordance with the terms of our Restated Certificate of Incorporation, the terms of office of members of our Board of Directors, other than the two members elected by holders of our Class F and Class G convertible preferred stock, are divided into three classes:

•                 Class I directors, whose terms will expire at the annual meeting of stockholders to be held in 2009;

•                 Class II directors, whose terms will expire at the annual meeting of stockholders to be held in 2007; and

•                 Class III directors, whose terms will expire at the annual meeting of stockholders to be held in 2008.

Our Class I directors are Richard G. Newman, Linda Griego and William G. Ouchi, our Class II directors are John M. Dionisio, Robert J. Lowe and William P. Rutledge, and our Class III directors are Francis S. Y. Bong, H. Frederick Christie and S. Malcolm Gillis.  In addition, holders of a majority of our Class F convertible preferred stock and holders of a majority of our Class G convertible preferred stock are each entitled to elect one director annually to our Board of Directors.  These seats are currently held by James H. Fordyce for the Class G preferred stock and Lee D. Stern for the Class F preferred stock.  At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Any vacancies in our classified Board will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors, subject to the rights of holders of Class F preferred stock and Class G preferred stock.

Board Structure and Committee Composition

As of the date of this registration statement, our Board has eleven directors and the following four committees:  Audit, Compensation and Organization, Nominating and Governance and Planning, Finance and Investments.  The membership during the last fiscal year and the function of each of the committees are described below.  During fiscal 2006, our Board held five meetings.  Each director attended at least 75% of all Board and applicable committee meetings.

	Audit Committee	Compensation and Organization Committee	Nominating and Governance Committee	Planning, Finance and Investment Committee
Francis S.Y. Bong				X
H. Frederick Christie*	X	Chairperson
James H. Fordyce		X		X
S. Malcolm Gillis	X		Chairperson
Linda Griego	X	X	X
Robert J. Lowe		X		Chairperson
William G. Ouchi		X	X	X
William P. Rutledge	Chairperson			X
Lee D. Stern	X	X	X

* lead independent director

Audit Committee.  The Audit Committee of our Board of Directors consists of William P. Rutledge (Chairperson), H. Frederick Christie, S. Malcolm Gillis, Linda Griego and Lee D. Stern.  The Audit Committee, which is composed solely of independent directors, makes recommendations to our Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions.  Our Audit Committee held five meetings during fiscal year 2006.  Our Board of Directors has determined Mr. Rutledge, Chairperson of the Audit Committee, and several other members of the Audit Committee qualify as “audit committee financial experts” as defined by the rules under the Securities Exchange Act of 1934.  The background and experience of each of our audit committee members are set forth above.

Compensation and Organization Committee. The Compensation and Organization Committee of our Board of Directors consists of H. Frederick Christie (Chairperson), James H. Fordyce, Linda Griego, Robert J. Lowe, William G. Ouchi and Lee D. Stern. The Compensation and Organization Committee, comprised solely of independent directors, oversees our compensation plans and organizational matters.  Such oversight includes decisions regarding executive management salaries, incentive compensation and long-term compensation plans as well as company wide incentive and equity plans for our employees and consultants and appointments and promotions for senior management. Our Compensation and Organization Committee held seven meetings during fiscal year 2006.

Nominating and Governance Committee. The Nominating and Governance Committee of our Board of Directors consists of S. Malcolm Gillis (Chairperson), Linda Griego, William G. Ouchi, and Lee D. Stern. The Nominating and Governance Committee is comprised solely of independent directors and is responsible for recruiting and retention of qualified persons to serve on our Board of Directors, including proposing such individuals to the Board of Directors for nomination for election as directors, for evaluating the performance, size and composition of the Board of Directors and for oversight of our compliance activities. The Nominating and Governance Committee considers written suggestions from stockholders, including potential nominees for election, and oversees the corporation’s governance programs. Our Nominating and Governance Committee held five meetings during fiscal year 2006.

Planning, Finance and Investment Committee. The Planning, Finance and Investment Committee of our Board of Directors consists of Robert J. Lowe (Chairperson), Francis S.Y. Bong, James H. Fordyce, William G. Ouchi and William P. Rutledge.  The Planning, Finance and Investment Committee reviews our financing programs, proposed investments, including mergers, and other strategic initiatives. Our Planning, Finance and Investment Committee held six meetings in fiscal year 2006.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation and Organization Committee of our Board of Directors is an officer or employee of our company. No executive officer of our company serves as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Compensation and Organization Committee.

Executive Sessions

Executive sessions of non-management directors are included on the agenda for every regularly scheduled Board and Board committee meeting.  The Board sessions are chaired by H. Frederick Christie the board’s lead independent director and the chairperson of the applicable committee chairs the committee executive sessions.  Any director can request that an additional executive sessions be scheduled.

Compensation of the Board of Directors

Those of our directors who also serve as our officers or consultants, or as officers or consultants of our subsidiaries, or those directors representing the Class F and G preferred stock are not compensated by us for attending meetings or performing any other function of the Board.  All other directors were paid a retainer of $30,000 per year for fiscal year 2006 and will be paid a retainer of $36,000 per year effective October 1, 2006.  In addition, non-employee directors (other than directors elected by holders of our Class F and Class G convertible preferred stock) receive the following meeting fees:

•                                    Board and Committee fees of $1,500 per meeting when in person and $1,000 when telephonic;

•                                    Committee Chair fees for Compensation and Organization, Nominating and Governance and Planning, Finance and Investment Committees of $3,000 per meeting when in person and $2,000 per meeting when telephonic; and

•                                    Audit Committee Chair fees of $4,500 per meeting when in person and $3,000 when telephonic.

Our non-employee directors are entitled to defer some or all of their annual retainers and meeting fees to our Non-Qualified Stock Purchase Plan and receive common stock units, except for non-U.S. resident directors who may be permitted to defer into their local AECOM stock plans.

Each non-employee director, at the time he or she is first elected to our Board of Directors, receives options to purchase 5,000 shares of our common stock under our Stock Incentive Plan for Non-Employee Directors and thereafter will receive annually options for a number of shares approved by the Board of Directors.  The exercise price for such options is the market value of our common stock on the date of grant and the options are exercisable six months after the grant date. The compensation described above does not apply to the directors elected by the holders of the Class F and Class G convertible preferred stock.

Limitation of Directors’ Liability and Indemnification

As permitted by Delaware law, our Certificate of Incorporation contains a provision eliminating the personal liability of our directors to us and our stockholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by the General Corporation Law of Delaware. Under the present provisions of the General Corporation Law of Delaware, our directors’ personal liability to us and our stockholders for monetary damages may be so eliminated for any breach of fiduciary duty as a director other than (i) any breach of a director’s duty of loyalty to us or to the stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (iii) dividends or stock repurchases or redemptions that are illegal under Delaware law, and (iv) any transaction from which a director receives an improper personal benefit. This provision pertains only to breaches of duty by directors as directors and not in any other corporate capacity, such as being an officer.  As a result of the inclusion of such provision in our Certificate of Incorporation, our stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against the challenged conduct.

Our bylaws require us to indemnify our officers and directors against expenses and costs, judgments, settlements and fines reasonably incurred in the defense of any claim, including any claim brought by us or in our right, to which they were made parties by reason of being or having been officers or directors.

ITEM 6.  EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Overview

Our compensation programs are designed to provide an overall total direct compensation package that is competitive with our peer companies, allow us to attract and retain key talent, and provide incentives that promote short- and long-term financial growth and stability to continuously enhance stockholder value based on a pay-for-performance model.  We refer to the executive officers named in the Summary Compensation Table that follows this Compensation Discussion & Analysis (such officers being our Chief Executive Officer (CEO) and President, Chairman, Chief Financial Officer, Chief Corporate Officer, Chief Operating Officer, and Chairman of Asia) as “Named Executive Officers.”  The Compensation and Organization Committee of the Board of Directors reviews and approves the compensation program for our Named Executive Officers and oversees our executive compensation strategy.

To implement these principles, we target base salary compensation for our Named Executive Officers at the 50th percentile of appropriate peer group companies taking into account the experience level of the individuals in their current positions.  Short term compensation or annual incentive bonuses for the Named Executive Officers are based on a comparison to the peer group’s prior twelve month performance in the areas of growth in operating income (EBITA), return on investment (ROI) and growth in earnings per share. Similarly, long term compensation for our Named Executive Officers is based on these same benchmarks comparing our performance over the prior five years against that of the peer group.

Our Compensation and Organization Committee then considers these quantitative performance comparisons and the compensation of executives of the peer group companies in similar positions, as well as qualitative performance factors they deem important to insure the alignment of our executives’ compensation with the goals of our stockholders.  The qualitative factors are developed with the CEO for the Named Executive Officers reporting to the CEO, and by the Compensation and Organization Committee for the CEO.  These qualitative factors include items such as experience, leadership, integrity, strategic planning, team building, diversity, stability and succession planning.

Our compensation package for our Named Executive Officers generally consists of:

•                  Base Salary — we endeavor to provide a level of base salary that provides the executive with a competitive salary for executive’s position and experience relative to executive’s peers in the peer group companies.  In general, the Compensation and Organization Committee sets the base salary near the median of the peer group taking into account the relative size of the company compared to the median of the peer group, and the experience of our executive compared to the average peer executive in the same position.

•                  Short-Term Compensation — this component includes the base salary plus the annual incentive compensation and is intended to encourage our Named Executive Officers to focus on the Company’s annual financial plan as well as the specific qualitative goals included in our strategic plan. With strong performance on all quantitative and qualitative objectives and if the quantitative objectives compare favorably to our peer companies, the executives may receive incentive compensation equal to their base salary. With unusual performance the Compensation and Organization Committee may provide incentive compensation in excess of base salary. We believe this pay-for-performance model encourages and motivates the executives’ performance in alignment with the best interests of our stockholders and employees.

•                  Long-Term Incentive Compensation - this component is designed to reward the executives for achieving quantitative and qualitative objectives that are related to the long term objectives of the Company as included in our five year strategic plan.  Long term compensation is determined by comparing the total direct compensation for the Named Executive Officer with compensation received by executives at comparable peer companies.  The long term compensation portion of total compensation may equal or exceed the executive’s base salary. We believe tying our executives’ total direct compensation with the short and long term objectives of our strategic plan aligns our executives’ interests with our stockholders and provides strong retention and motivational incentives for our executives.

We evaluate each of these three components of compensation described above for each of our Named Executive Officers in determining a compensation program that will encourage the overall success of the individuals and our Company.

As the Company’s financial performance improves relative to the performance targets, the Named Executive Officers’ potential for additional compensation under the short-term and long-term incentive programs will increase.  To help establish and review the compensation paid to the Named Executive Officers, our Compensation and Organization Committee reviews an executive compensation report prepared by Towers Perrin, an independent third-party consulting firm.  This report compares performance of the Company and each element of compensation to comparable positions within the general population of similarly sized companies and also to a group of peer companies in our sector including CH2M Hill, Fluor, Foster Wheeler, Jacobs Engineering, Michael Baker, Shaw Group, Tetra Tech, URS and Washington Group International.

Elements of Compensation

Base salary

As described above, we strive to provide our Named Executive Officers with a competitive base salary that is in-line with their roles and responsibilities when compared to peer companies of comparable size.  We view base salary as an important component to each Named Executive Officer’s overall compensation package.  The base salary level is established and reviewed based on the level of responsibilities, the experience and tenure of the individual, and the amount of performance based incentives received or granted each year.  The base salary is compared annually to the list of similar positions within comparable peer companies and with consideration of the executive’s relative experience in his or her position.  Base salaries are reviewed annually and at the time of promotion or other changes in responsibilities.

Short-Term Incentive Compensation

Our short-term incentive compensation program allows us to create annual performance criteria that are flexible and that change with the needs of our business.  By creating target awards and setting performance objectives at the beginning of each fiscal year, our Named Executive Officers understand the goals and priorities of the Company during the current fiscal year.  Our CEO and his management team are responsible for the overall performance of the Company in accordance with our strategic operating plan, as approved annually by our Board of Directors, and are thus evaluated on these objectives.

Named Executive Officers may receive approximately 25 — 40% of their total compensation as incentive compensation.  The measurement criteria for our CEO and our Chairman’s incentive compensation bonuses for fiscal year 2006 were based on overall AECOM corporate level performance measures including growth in EBITA, EBITA return compared to the total invested capital, and growth in earnings per share after adjustments for one-time merger related expenses.  For our other Named Executive Officers (other than our CEO and our Chairman), the following criteria for incentive compensation bonuses for fiscal year 2006 were used:  overall AECOM corporate level performance measures including EBITA vs. plan, annual growth in EBITA, cash flow, backlog and a discretionary component.  The discretionary component took into account qualitative achievements such as seamless transition of the CEO, Chief Operating Officer and Chief Financial Officer positions in fiscal 2006; initiating and completing significant mergers, including effective integration; aggressive quality and safety development plans; development and implementation of our employee engagement programs; cross-selling and production sharing between our operating brands; and other personal accomplishments.  The Compensation and Organization Committee determines the final incentive compensation for the Named Executive Officers.

Long-term Incentive Compensation — Performance Earnings Program (PEP) and Stock Options

The Company provides two types of long-term compensation pursuant to our Stock Incentive Plan: Performance Earnings Program (PEP) restricted stock units and options to purchase AECOM common stock.

Our long-term incentive compensation programs are designed to focus and reward our Named Executive Officers on our long-term goals.  By creating a three-year performance period under our PEP (described below) to complement our stock option program, our goal is to encourage and to provide an incentive for our Named Executive Officers to advance AECOM’s long-term goals and enhance stockholder value.  Our Named Executive Officers may receive approximately 25 — 60% of their total compensation as long-term incentive compensation.

Once per year, AECOM’s CEO provides the Compensation and Organization Committee with a recommended total dollar pool for long-term incentives to be awarded to all Named Executive Officers as well as other key AECOM executives, excluding the CEO and the Chairman.  The Compensation and Organization Committee then reviews the report from the executive compensation consultants, including the comparable total direct compensation amounts of peer companies and determines the final total dollar amount of long-term incentives that are to be awarded to the Named Executive Officers, including the CEO’s and Chairman’s final total long-term incentive compensation.

•                  Performance Earnings Program.  Under the Performance Earnings Program 2006 (PEP06), we award performance-based restricted stock units that are earned based on a three year performance period.  The Compensation and Organization Committee establishes objective performance criteria for each PEP award period.  The awards for the participants including the Named Executive Officers are based on Company performance over the entire three year period. The PEP06 awards are based on the three year performance of three corporate objectives: 1) Growth in EBITA, 2) Return on Investment, and 3) Growth in EBITA per share. The PEP awards generally vest on December 31st following the close of the three year performance period.  The Named Executive Officer must be an active employee at the time the PEP is settled or the Named Executive Officer forfeits the PEP award, although exceptions may be made by the Compensation and Organization Committee, including exceptions for retirement, death or disablement.  At the end of the three year performance period, the final amount of performance-based restricted stock units that are earned by each Named Executive Officer will be determined based on achievement of the performance criteria.

In 2006, the Board modified our 2005 PEP (PEP05, for fiscal years 2005-2007) and PEP06 (PEP05, for fiscal years 2006-2008) to provide for partial payments prior to January 2008.  The PEP05 modification provides an interim payout in January 2007 based on two years of performance with the amount earned paid one half in cash and the other half in AECOM common stock.  The remaining balance for the PEP05 award based on three years performance through September 2007 will be paid in January 2008 in AECOM common stock.  PEP06 will similarly have one half of the amount earned for its first year of the three year performance period paid in cash in January 2007 and one half paid in AECOM common stock.  The remaining amounts earned based on the PEP06 actual three year performance through September 2008 will be paid in January 2009 in AECOM common stock based on the actual three year performance.

AECOM common stock received under the PEP05 and PEP06 will be eligible for repurchase by the Company after a minimum six month holding period, pursuant, in general to our stock repurchase program.  In 2006, the Named Executive Officers receive all of their long-term compensation as PEP awards rather than options.  In general, we consider that the PEPs link pay-for-performance directly and immediately to the Named Executive Officer while stock option awards might be used as part of a key executive hire package that provides an early equity interest in the Company for the new executive.  Our 2007 PEP has a deferred compensation election which provides that our Named Executive Officers, as allowed under regulatory statutes, may retain restricted stock units and defer settlement until at least one year after the January 2010 settlement date.

•                  Stock Options.  We generally grant stock options that have a seven year term and vest one-third every year on the anniversary date of the grant, subject to continued employment.  The stock options also become fully vested upon death, total and permanent disablement as defined in our 2006 Stock Incentive Plan or upon retirement at or after age 65, or with the approval of the Administrator of the Stock Incentive Plan, at or after age 55.  The stock options are issued with an exercise price equal to the price of our common stock (based on the most recent valuation by our independent outside valuation firm) on the later of the date of approval by the Compensation and Organization Committee and the identification of the grantee.

In 2006, stock options were not issued to Named Executive Officers as part of their long-term incentive compensation.  A new hire grant to our Chief Corporate Officer as part of the offer agreement included stock options.

Generally, since the initiation of the PEP program, the stock options have not been issued to Named Executive Officers as part of their long-term incentive compensation. Effective September 28, 2006, our Board of Directors approved a one-time 100% acceleration of vesting of all employee stock options outstanding as of such date, including options held by Named Executive Officers.

Benefit and Retirement Programs

Executive Life Insurance.   Our Named Executive Officers are eligible to participate in an Executive Life Insurance plan on an annual basis.  This plan is in addition to the basic life insurance program which is open to a large majority of AECOM employees.  The Executive Life Insurance plan provides up to an additional $800,000 in coverage.

Executive Medical Insurance.   Our Named Executive Officers are eligible to participate in an Executive Medical Insurance plan on an annual basis.  This plan is in addition to the basic medical insurance programs that are open to most AECOM employees.  The Executive Medical Insurance plan provides up to 100% reimbursement for certain medical expenses up to $75,000 per calendar year.

Senior Executive Equity Investment Plan.   We established the Senior Executive Equity Investment Plan (SEEIP) in March 1998 to encourage our senior officers to invest in AECOM common stock by providing loans to fund the purchase of the stock.  All of the current Named Executive Officers have had at least one outstanding SEEIP loan note. Under the program, participants also received a company stock match on the amount of stock purchased with the SEEIP loan.  The stock match was subject to 10-year cliff vesting period.

We are in the process of termination and repayment of our outstanding SEEIP loans. In connection with the termination and repayment of such loans or settlement with shares, our Board of Directors approved a 100% acceleration of vesting of all outstanding SEEIP Company stock matches effective on September 28, 2006.  SEEIP or similar loans are no longer part of the compensation package awarded to any of our Named Executive Officers or directors.

AECOM Pension Plan.   The AECOM Pension Plan is a defined benefit plan that was adopted in September 1990.  Participation in the AECOM Pension Plan was frozen to new entrants effective April 1, 1998.  Of our Named Executive Officers, only our CEO, Chairman and our Chief Operating Officer were employees as of April 1, 1998 and are eligible to receive a retirement pension benefit under the Pension Plan.

Depending on the participant’s years of service to AECOM, the pension benefits will range from 26% to 30.5% of the employee’s final capped average monthly compensation plus an additional 11% to 12.5% of the employee’s final capped average monthly compensation in excess of specified Social Security base amounts.  The final average monthly compensation was capped as of April 1, 2004 at the employee’s highest compensation for one full calendar year from 1994 through 2003.  If the employee’s final average monthly compensation as of April 1, 2004 was lower than the cap, the employee’s final average compensation will continue to increase until the participant’s average compensation reaches the compensation cap.  Pension benefits will generally be reduced for participants with less than 25 years of service as required by plan rules.  Employee contributions to the Pension Plan of up to 1.5% of compensation were required prior to April 1, 1998.

We have generally replaced the AECOM Pension Plan with a 401(k) pension component of our Retirement & Savings Plan (RSP). Employees are allowed to make pre-tax or after-tax contributions of 0.5%, 1.0% or 1.5% of their compensation to this 401(k) pension component. The Company matches dollar for dollar any such contributions and our matching contributions will vest after three years of service with the Company.

AECOM Management Supplemental Executive Retirement Plan (MSERP).   The Company amended the AECOM Pension Plan, effective July 1, 1998, to provide for certain participants including Named Executive Officers (our CEO, Chairman and COO), earning benefits under the AECOM Pension Plan to instead earn identical benefits under a non-qualified plan known as the Management Supplemental Executive Retirement Plan, or MSERP.  The MSERP replaces and provides a benefit identical in nature to the AECOM Pension Plan but on an unfunded basis.

The benefits of each employee who participated in the AECOM Pension Plan or MSERP are reduced by the actuarial estimate of the equivalent of a hypothetical account balance, calculated to be what the employee would have in his or her 401(k) pension component from April 1, 1998 until the employee’s retirement and if the 401(k) contributions had remained invested in a benchmark fund, which mirrors the AECOM Pension Plan investments.

AECOM Supplemental Executive Retirement Plans (92 SERP & 96 SERP).   In October 1992 we established the unfunded Supplemental Executive Retirement Plan, or 92 SERP, and in July 1996 we established the unfunded Supplemental Executive Retirement Plan, or 96 SERP, in order to provide some of our U.S. resident executive officers with pre-retirement death benefits and retirement benefits consistent with the level provided by the previous AECOM Pension Plan formula. These Supplemental Executive Retirement Plans require a participant to have reached the minimum age of 50 and to have worked at AECOM for at least five years. The plans also include early retirement provisions at age 62 with full retirement benefits.

Of our Named Executive Officers, only our CEO is eligible to receive any benefits from the 92 SERP and only our Chief Operating Officer is eligible to receive any benefits from the 96 SERP.

In July of 1996 we established the AECOM Excess Benefit Plan for participants in the Supplemental Executive Retirement Plans in order to provide only those benefits which the AECOM Pension Plan cannot provide due to federal tax limits. Benefits from the Excess Benefit Plan are unfunded and will reduce, dollar-for-dollar, the pension benefit paid by the Supplemental Executive Retirement Plans.

Stock Ownership Requirements

There are no equity ownership requirements or guidelines that any of our employees must meet or maintain.  We have a broad base of stock ownership by employees (including our Named Executive Officers) and believe that this enhances our success by aligning the interests of our employees and stockholders.  AECOM encourages Named Executive Officers to invest in the Company through payroll deductions invested in AECOM stock and matched by the Company’s typical company match formula, the grants of PEPs and in certain cases, stock options.

Review and Approval

Our Compensation and Organization Committee approves the compensation for theCEO and the Chairman and reviews and approves management’s recommendations for the CEO’s direct reports.  In addition, the Compensation and Organization Committee approves compensation philosophy, programs, and ensures that proper due diligence, deliberations, and reviews of executive compensation are conducted.

The Compensation and Organization Committee uses Towers Perrin, an independent third-party consulting firm, to perform an analysis of comparable executive officer level positions within the general professional industry and a list of peer companies.  The report of the consulting firm provides market survey information for base salary and short and long-term incentive compensation within the general industry companies and peer companies specified above.

For our fiscal year 2006, the general industry companies used by our compensation consultant were companies in our general industry, with AECOM being near the median regarding the gross revenues and profits of the group.  The compensation consultant also provided comparisons of key performance metrics for the Company compared to the peer group.  This established the basis for overall Company performance which was considered when Compensation and Organization Committee reviewed the performance of and determined compensation for the Named Executive Officers.

The following seven tables provide information regarding the compensation awarded to or earned during our fiscal year ended September 30, 2006 by our principal executive officer (PEO), principal financial officer (PFO) and the four most highly compensated executive officers other than the PEO and PFO.  In this registration statement, we refer to this group as our “Named Executive Officers.”

Summary Compensation Table for Fiscal Year Ended September 30, 2006

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
John M. Dionisio President and Chief Executive Officer (PEO)	2006	$718,760	$850,000	$1,600,278	$—		$—	$89,436	$103,117	(5)	$3,361,590
Richard G. Newman Chairman	2006	$900,016	$850,000	$1,324,378	$—		$—	$3,674	$116,947	(6)	$3,195,015
James R. Royer Executive Vice President and Chief Operating Officer	2006	$443,758	$450,000	$316,871	$—		$—	$83,325	$87,427	(7)	$1,381,380
Michael S. Burke Executive Vice President and Chief Corporate Officer (12)	2006	$353,853	$400,000	$240,295	$93,700	(8)	$—	$—	$369,568	(9)	$1,457,416
Francis S.Y. Bong Chairman Asia	2006	$347,431	$408,218	$273,899	$—		$—	$—	$349,954	(10)	$1,379,502
Glenn R. Robson Senior Vice President and Chief Financial Officer (PFO) (12)	2006	$343,751	$260,000	$219,584	$—		$—	$—	$62,340	(11)	$885,675

1)                   Includes deferrals to qualified defined contribution and non-qualified deferred compensation plans.  For more information regarding amounts deferred into the non-qualified deferred compensation plan, please refer to the Nonqualified Deferred Compensation Table.

2)                   Includes the FY 2006 incentive compensation (IC) bonus amounts paid in December 2006 based on the results of each individual’s performance criteria plus all cash bonuses accrued and paid in FY 2006 excluding IC paid in December 2005 since the amounts were accrued in FY 2005.

3)                   Each Named Executive Officer received a grant or grants under the Performance Earnings Program (PEP) in FY 2005 and FY 2006.  Each participant in the PEP was awarded a specific number of target credits that will be earned by the participant throughout a three-year performance period based on a formula that will include multiple categories of performance for AECOM (refer to the long term incentive awards section of the “Compensation Discussion & Analysis” section in this registration statement for more details regarding this program).  The future value of these PEP grants is dependent upon the performance of the Company.

                           Although AECOM was not subject to FAS 123R “Share-Based Payments” in fiscal 2006, the disclosures in the Stock Awards column are based on the dollar amounts that AECOM would have recognized as a compensation expense with respect to FY 2006 had AECOM been subject to FAS 123R.  The Outstanding Awards at Fiscal Year-End and Option Exercises and Stock Vested tables include additional information with respect to all awards outstanding as of September 30, 2006.

4)                   Although AECOM was not subject to FAS 123R with respect to FY 2006, the disclosures in the Option Awards column are based on the dollar amounts that AECOM would have recognized as a compensation expense for financial reporting purposes under FAS 123R with respect to FY 2006 had AECOM been subject to FAS 123R.  Please reference the Outstanding Awards at Fiscal Year-End and Option Exercises and Stock Vested tables for additional information with respect to all awards outstanding as of September 30, 2006.

5)                   This amount includes company match in the defined contribution Retirement & Savings Plan (RSP),  company match in the non-qualified deferred compensation Stock Purchase Plan (SPP) in the amount of $51,494, executive life insurance premiums, executive medical insurance premiums in the amount of $26,899, tax gross-ups on the Medicare and FICA tax attributed to the non-qualified defined benefit plan benefits and the deferred compensation plans (M-SERP, SERP & SPP), travel expenses for spouse, entertainment/sporting event expenses and automobile related expenses.

6)                   This amount includes company match in the defined contribution Retirement & Savings Plan (RSP),  company match in the non-qualified deferred compensation Stock Purchase Plan (SPP) in the amount of $52,156, executive life insurance premiums, executive medical insurance premiums in the amount of $26,899, tax gross-ups on the Medicare and FICA tax attributed to the non-qualified defined benefit plan benefits and the deferred compensation plans (M-SERP, SERP & SPP), travel expenses for spouse, company-paid charitable contributions, entertainment/sporting event expenses, membership dues and automobile related expenses.

7)                   This amount includes company match in the defined contribution Retirement & Savings Plan (RSP),  company match in the non-qualified deferred compensation Stock Purchase Plan (SPP) in the amount of $12,833, executive life insurance premiums, executive medical insurance premiums in the amount of $26,899, tax gross-ups on the Medicare and FICA tax attributed to the non-qualified Defined Benefit benefits and the deferred compensation plans (M-SERP, SERP & SPP), travel expenses for spouse, membership dues, entertainment/sporting event expenses and automobile related expenses.

8)                   Michael Burke received options to purchase 10,000 shares of AECOM common stock granted on October 3, 2005 with an exercise price of $24.81 per share.  This award is valued at a Black-Scholes value of $9.37 per share option as of the grant date.  This Black-Scholes valuation includes the following assumptions: Time to Expiration of 7 years, which matches the life of the option as AECOM has historically not experienced early exercise of options by our executives; Risk Factor Rate of 4.31%, which is the market yield on U.S. Treasury securities at 7-year constant maturity as of October 3, 2005; and Volatility of 0.25, which considers volatility of publicly-traded comparable company stocks as of the valuation date.

9)                   This amount includes company match in the defined contribution Retirement & Savings Plan (RSP) in the amount of $25,150, company match in the non-qualified deferred compensation Stock Purchase Plan (SPP) in the amount of $242,749, a company match of $54,000 based on an 18% match on a $300,000 Senior Executive Equity Investment Plan (SEEIP) loan note issued on October 3, 2005, executive life insurance premiums, executive medical insurance premiums, travel expenses for spouse, membership dues and automobile related expenses.

10)              This amount includes company match in the Hong Kong Global Stock Plans in the amount of $212,047, company pension plan contributions to the Hong Kong MFP Pension Plan, executive medical insurance premiums, travel expenses for spouse, housing & travel allowances, membership dues and automobile related expenses.

11)              This amount includes company match in the defined contribution Retirement & Savings Plan (RSP) and the non-qualified deferred compensation Stock Purchase Plan (SPP), executive life insurance premiums, executive medical insurance premiums in the amount of $26,899, tax gross-ups on the Medicare and FICA tax attributed to the SPP, membership dues and automobile related expenses.

12)              Messrs. Robson and Burke’s positions changed in December 2007.  Mr. Burke has been named Executive Vice President, Chief Financial Officer and Chief Corporate Officer and is now our Principal Financial Officer, and Mr. Robson has been named Senior Vice President, Finance and Chief Strategy Officer.

Grants of Plan-based Awards for Fiscal Year 2006

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (1)
Name and Principal Position	Grant Date	Thresholds ($)	Targets ($)	Maximums ($)	Thresholds (#)	Targets (#)	Maximums (#)	All Other Stock Awards: Number of Shares or Stock/Units	All Other Stock Awards: Number of Securities Underlying Options		Exercise or Base Price of Options Awards ($/Sh)	Grant Date Fair Market value of stock and option awards
John M. Dionisio	12/01/2005	$—	$—	$—	34,500	103,500	138,000	—	—		$—	$2,567,835
President and Chief Executive Officer
Richard G. Newman	12/01/2005	$—	$—	$—	20,450	61,350	81,800	—	—		$—	$1,522,094
Chairman
James R. Royer	12/01/2005	$—	$—	$—	5,000	15,000	15,000	—	—		$—	$279,113
Executive Vice President and Chief Operating Officer
Michael S. Burke	10/30/2005	$—	$—	$—	0	0	0	—	10,000	(2)	$24.81	$93,700
Executive Vice	12/01/2005				2,500	7,500	10,000		0			$186,075	(3)
President and Chief Corporate Officer	12/01/2005				3,375	10,125	13,500		0			$251,201
Francis S. Y. Bong Chairman Asia	12/01/2005	$—	$—	$—	3,750	11,250	20,000	$	$		$—	$372,150
Glenn R. Robson Senior Vice President and Chief Financial Officer	12/01/2005	$—	$—	$—	3,375	10,125	13,500	$	$		$—	$251,201

1)                    Each Named Executive Officer above received a grant under the Performance Earnings Program (PEP) in FY 2006.  Each participant in the PEP was awarded a specific number of target credits that will be earned by the participant throughout a three-year performance period based on a formula that will include multiple categories of performance for AECOM (refer to the long term incentive awards section of the “Compensation Discussion & Analysis” section in this registration statement for more details regarding this program).  The future value of these PEP awards is dependent upon the performance of the Company.

                           The threshold for the PEP awards was 25% of the total granted target credits.  The target for the PEP awards was 75% of the total granted target credits.  The maximum for the PEP awards was 100% of the total granted target credits.  At the end of FY 2006, the Compensation and Organization Committee, with approval from the Board of Directors, determined that the payment terms for outstanding FY06 PEP awards would be modified.  One third of the opportunity under the 2006 PEP cycle will be considered earned at 85% of target based upon actual FY 2006 performance results and has been paid out 50% in cash and 50% in vested common stock in January 2007.  Shares issued in settlement of the PEP award must be held for 6 months before recipients will be eligible for the annual diversification program.

                           Two thirds of the opportunity under the 2006 PEP cycle will be settled solely in shares of AECOM stock in January 2009 based on the cumulative performance of the original three fiscal years (FY 2006-08) less the amount paid to the Named Executive Officer in January 2007.  The remaining two-thirds balance will vest 100% on December 31 following the close of the three year performance period.  At the election of the participant, awards may be settled in shares net of minimum statutory tax withholding requirements.  Any shares issued in settlement of the awards must be held for 6 months before recipients will be eligible for a one-time diversification of up to 50% of the shares received at the then-current AECOM stock price.  Any remaining AECOM shares will qualify for the annual diversification program.

2)                    Michael Burke’s options to purchase 10,000 shares of common stock were approved and granted in December 2005 with an exercise price at the then current stock price of $24.81 per share.  The stock option was granted with a seven year term, vesting one-third every year on the anniversary date of the grant.  With approval by the Compensation and Organization Committee and the Board of Directors, we subsequently vested 100% of all stock options granted prior to September 28, 2006.  Therefore, these stock options were fully vested in FY 2006.

3)                    As a new executive hire in FY 2005, Michael Burke received a partial PEP FY 2005 grant of 10,000 credits made in FY 2006 for the PEP cycle that began in FY 2005.  The amounts disclosed in the this column are based upon the number of initial PEP FY 2005 credits granted multiplied by an expected achievement percentage of 75% in accordance with our financial plan estimates, valued at the September 30, 2005 AECOM common stock price of $24.81.

Outstanding Equity Awards at Fiscal Year-End 2006

	Option Awards (1)					Stock Awards (2)
Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units that Have Not Vested (#)	Market Value Shares or Units that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)			Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
John M. Dionisio	10,000	0	0	$8.30	08/22/2007	0	$0	PEP 05	—	20,829	PEP 05	—	$591,542
President and	25,000	0	0	$9.98	08/20/2008			PEP 06	—	96,238	PEP 06	—	$2,733,151
Chief Executive	30,000	0	0	$10.91	08/19/2009
Officer	15,000	0	0	$13.68	11/14/2007
	25,000	0	0	$15.68	11/21/2009
	20,000	0	0	$16.72	11/15/2008
	50,000	0	0	$19.51	11/20/2010
	50,000	0	0	$20.78	12/02/2011
Richard G. Newman	35,000	0	0	$8.30	08/22/2007	0	$0	PEP 05	—	31,243	PEP 05	—	$887,133
Chairman	50,000	0	0	$9.98	08/20/2008			PEP 06	—	57,045	PEP 06	—	$1,620,085
	60,000	0	0	$10.91	08/19/2009
	50,000	0	0	$13.68	11/14/2007
	150,000	0	0	$15.68	11/21/2009
	50,000	0	0	$16.72	11/15/2008
	180,000	0	0	$19.51	11/20/2010
	75,000	0	0	$20.78	12/02/2011
James R. Royer	10,000	0	0	$8.30	08/22/2007	0	$0	PEP 05	—	7,290	PEP 05	—	$207,040
Executive Vice	15,000	0	0	$9.98	08/20/2008			PEP 06	—	13,947	PEP 06	—	$396,109
President	15,000	0	0	$10.91	08/19/2009
and Chief	10,000	0	0	$13.68	11/14/2007
Operating	20,000	0	0	$15.68	11/21/2009
Officer	20,000	0	0	$16.72	11/15/2008
	25,000	0	0	$19.51	11/20/2010
Michael S. Burke	10,000	0	0	$24.81	10/03/2012	0	$0	PEP 05	—	5,624	PEP 05	—	$159,731
Executive Vice President and Chief Corporate Officer								PEP 06	—	9,415	PEP 06	—	$267,373
Francis S. Y. Bong	25,000	0	0	$13.68	11/14/2007	0	$0	PEP 05	—	7,290	PEP 05	—	$207,040
Chairman Asia	25,000	0	0	$15.68	11/21/2009			PEP 06	—	10,461	PEP 06	—	$297,082
	25,000	0	0	$16.72	11/15/2008
	25,000	0	0	$19.51	11/20/2010
Glenn R. Robson	50,000	0	0	$17.58	08/22/2009	0	$0	PEP 05	—	5,207	PEP 05	—	$147,886
Senior Vice President and Chief Financial Officer	20,000	0	0	$19.51	11/20/2010			PEP 06	—	9,415	PEP 06	—	$267,733

1)                    All outstanding stock options as of September 28, 2006 were fully vested by the AECOM Board in FY 2006.

2)                    In FY 2006, the Compensation and Organization Committee, with approval from the Board, determined that the payment terms for outstanding FY05 PEP and FY06 PEP awards would be modified, as described in footnote 1 to the “Grants of Plan-based Awards” table.  The results of the FY 2005 PEP cycle and FY 2006 PEP cycle were determined through the end of FY 2006.

                           The values in the Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#) column represent the remaining portion of the original 2005 PEP and 2006 PEP grants that were not earned in FY 2006.

                           The values in the Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($) column represent the remaining portion of the original 2005 PEP and 2006 PEP grants that were not earned in FY 2006 multiplied by the September 29, 2006 common stock price of $28.40.

Options Exercises and Stock Vested for Fiscal Year 2006
	Option Awards		Stock Awards (1)
Name and Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting ($)	Value Realized on Vesting ($)
John M. Dionisio President and Chief Executive Officer	15,000	$253,800	PEP 05 — 14,586 PEP 06 — 20,881	PEP 05 — $414,229 PEP 06 — $593,024
Richard G. Newman Chairman	50,000	$846,000	PEP 05 — 21,878 PEP 06 — 12,377	PEP 05 — $621,343 PEP 06 — $351,517
James R. Royer	40,000	$712,000	PEP 05 — 5,105	PEP 05 — $144,980
Executive Vice President and Chief Operating Officer	10,000	$169,200	PEP 06 — 3,026	PEP 06 — $85,946
Michael S. Burke Executive Vice President and Chief Corporate Officer	0	$0	PEP 05 — 2,188 PEP 06 — 2,043	PEP 05 — $62,134 PEP 06 — $58,013
Francis S. Y. Bong Chairman Asia	0	$0	PEP 05 — 5,105 PEP 06 — 2,270	PEP 05 — $144,980 PEP 06 — $64,459
Glenn R. Robson Senior Vice President and Chief Financial Officer	0	$0	PEP 05 — 3,646 PEP 06 — 2,043	PEP 05 — $103,557 PEP 06 — $58,013

(1)            In FY06, the Compensation and Organization Committee, with approval from the Board, determined that the payment terms for outstanding FY05 PEP and FY06 PEP awards would be modified, as described in footnote 1 to the “Grants of Plan-based Awards” table.  The results of the 2005 PEP cycle and 2006 PEP cycle were determined through the end of FY06.

                          The values in the Number of Shares Acquired on Vesting ($) column represent the restricted stock units earned from the final calculations of the 2005 PEP grants and 2006 PEP grants at the end of FY 2006.  These restricted stock units were fully vested as of September 29, 2006.

                          The values in the Value Realized on Vesting ($) column represent value of the restricted stock units earned from the final calculations of the FY 2005 PEP grants and FY 2006 PEP grants at the end of FY 2006 multiplied by the September 29, 2006 common stock price of $28.40.

Pension Benefits for Fiscal Year 2006
Name and Principal Position	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($) (1)	Payments During Last Fiscal Year ($)
John M. Dionisio President and Chief Executive Officer	AECOM Technology Corporation Pension Plan (2)	19.5000	$133,718	0
	AECOM Technology Corporation Management Supplemental Executive Retirement Plan (3)	19.5000	$104,286	0
	1992 AECOM Technology Corporation Supplemental Executive Retirement Plan (4)	19.5000	$1,664,293	0
Richard G. Newman Chairman	AECOM Technology Corporation Pension Plan	29.2500	$969,552	0
	AECOM Technology Corporation Management Supplemental Executive Retirement Plan	29.2500	$149,344	0
James R. Royer Executive Vice President and Chief Operating Officer	AECOM Technology Corporation Pension Plan	10.4167	$29,412	0
	AECOM Technology Corporation Management Supplemental Executive Retirement Plan	10.4167	$91,159	0
	1996 AECOM Technology Corporation Supplemental Executive Retirement Plan (5)	10.4167	$781,129	0
Michael S. Burke Executive Vice President and Chief Corporate Officer		0	0	0
Francis S. Y. Bong Chairman Asia		0	0	0
Glenn R. Robson Senior Vice President and Chief Financial Officer		0	0	0

Messrs. Robson, Burke and Bong are not eligible for any of the AECOM Pension Plans.

(1)            Present Value of Accumulated Benefits ($) - Liabilities shown in this table are computed using the projected unit credit method reflecting average salary and service as of fiscal year end 2006.  The material assumptions, except the retirement assumption, used to determine these liabilities can be located in note 9 to our consolidated financial statements found elsewhere in this registration statement.  The retirement assumption was based on the respective plans’ normal retirement age.

(2)            AECOM Technology Corporation Pension Plan - The plan’s benefit formula is integrated with Social Security and is based on the participant’s years of service for the Company and “Final Average Compensation.”  Effective April 1, 2004, compensation for use in determining the Final Average Compensation was limited to the participant’s highest annual compensation for any calendar year during the period beginning January 1, 1994 and ending December 31, 2003.  Compensation is further limited to the applicable Internal Revenue Code section 401(a)(17) limit.  The plan benefit is limited to the applicable Internal Revenue Code section 415(b) limit.  Only employees hired before April 1, 1998 are eligible to participate in the plan.  In addition, eligibility for the plan occurs no later than the completion of one year of service.  Early retirement age is the first day of any month after age 55, provided the participant has earned five years of service.  Compensation is the participant’s salary, plus sick pay, overtime pay, shift premiums, contract completion bonuses, incentive compensation bonuses, severance pay paid within 30 days of termination of employment, vacation pay, pre-tax contributions made on the participant’s behalf to a Internal Revenue Code Section 125 cafeteria plan and pre-tax contributions to the Retirement and Savings Plan under Internal Revenue Code Section 401(k).

(3)            AECOM Technology Corporation Management Supplemental Executive Retirement Plan - The plan’s benefit formula is integrated with Social Security and is based on the participant’s years of service for the Company and Final Average Compensation.  Effective April 1, 2004, compensation for use in determining the Final Average Compensation was limited to the participant’s highest annual compensation for any calendar year during the period beginning January 1, 1994 and ending December 31, 2003.  Compensation is further limited to the applicable Internal Revenue Code section 401(a)(17) limit.  The plan benefit is limited to the applicable Internal Revenue Code section 415(b) limit.  The participant’s benefit under this plan is equal to the participant’s Total AECOM Pension Plan Benefit minus the benefit payable to the participant under the AECOM Technology Corporation Pension Plan.  Only employees hired before April 1, 1998 are eligible to participate in the plan.  In addition, eligibility for the plan occurs no later than the completion of one year of service and the participant has to be a member of a select group of management or highly compensated employees, is an officer, is eligible for the AECOM Technology Corporation Incentive Compensation Plan and has been selected by the Compensation and Organization Committee to participate in the plan.  Early retirement age is the first day of any month after age 55, provided the participant has earned five years of service.  Compensation is the participant’s salary, plus sick pay, overtime pay, shift premiums, contract completion bonuses, incentive compensation bonuses, severance pay paid within 30 days of termination of employment, vacation pay, pre-tax contributions made on the participant’s behalf to a Internal Revenue Code Section 125 cafeteria plan and pre-tax contributions to the Retirement and Savings Plan under Internal Revenue Code Section 401(k).

(4)            1992 AECOM Technology Corporation Supplemental Executive Retirement Plan - The plan’s benefit formula is integrated with Social Security and is based on the participant’s years of service for the Company and Final Average Compensation.  Effective April 1, 2004, compensation for use in determining the Final Average Compensation was limited to the participant’s highest annual compensation for any calendar year during the period beginning January 1, 1994 and ending December 31, 2003.  The participant’s benefit under this plan is equal to the participant’s Unlimited AECOM Pension Plan benefit minus the benefit payable to the participant under the AECOM Technology Corporation Management Supplemental Executive Retirement Plan and the AECOM Technology Corporation Pension Plan.  Only employees hired before April 1, 1998 are eligible to participate in the plan.  In addition, eligibility for the plan occurs when the participant is a member of a select group of management or highly compensated employees, has completed at least five years of Service, is at least 50 years old and has been selected by the Board of Directors to participate in the plan.  Early retirement age is the first day of any month after age 55, provided the participant has earned three years of service.  Compensation is the participant’s salary, plus sick pay, overtime pay, shift premiums, contract completion bonuses, incentive compensation bonuses, severance pay paid within 30 days of termination of employment, vacation pay, pre-tax contributions made on the participant’s behalf to a Internal Revenue Code Section 125 cafeteria plan and pre-tax contributions to the Retirement and Savings Plan under Internal Revenue Code Section 401(k).

(5)            1996 AECOM Technology Corporation Supplemental Executive Retirement Plan - The plan’s benefit formula is integrated with Social Security and is based on the participant’s years of service for the Company and Final Average Compensation.  Effective April 1, 2004, compensation for use in determining the Final Average Compensation was limited to the participant’s highest annual compensation for any calendar year during the period beginning January 1, 1994 and ending December 31, 2003.  The participant’s benefit under this plan is equal to the participant’s Unlimited AECOM Pension Plan benefit minus the benefit payable to the participant under the AECOM Technology Corporation Management Supplemental Executive Retirement Plan and the AECOM Technology Corporation Pension Plan.  Only employees hired before April 1, 1998 are eligible to participate in the plan.  In addition, eligibility for the plan occurs when the participant is a member of a select group of management or highly compensated employees, has completed at least five years of service, is at least 50 years old, has a date of hire on or after March 1, 1996 and has been selected by the Board of Directors to participate in the plan.  Early retirement age is the first day of any month after age 55, provided the participant has earned three years of service.  Compensation is the participant’s salary, plus sick pay, overtime pay, shift premiums, contract completion bonuses, incentive compensation bonuses, severance pay paid within 30 days of termination of employment, vacation pay, pre-tax contributions made on the participant’s behalf to a Internal Revenue Code Section 125 cafeteria plan and pre-tax contributions to the Retirement and Savings Plan under Internal Revenue Code Section 401(k).

Nonqualified Deferred Compensation for Fiscal Year 2006
Name and Principal Position	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($) (2)		Aggregate Earnings in Last FY ($) (3)	Aggregate Withdrawals / Distributions ($) (4)	Aggregate Balance at Last FYE ($) (5)
John M. Dionisio President and Chief Executive Officer	$285,080	$51,494		$452,908	($706)	$3,653,055
Richard G. Newman Chairman	$303,756	$52,156		$1,830,737	($701)	$14,535,060
James R. Royer Executive Vice President and Chief Operating Officer	$70,294	$12,833		$582,940	($217)	$4,619,241
Michael S. Burke Executive Vice President and Chief Corporate Officer	$0	$296,749	(6)	$15,477	$0	$311,666
Francis S. Y. Bong (7) Chairman Asia	$0	$0		$0	$0	$0
Glenn R. Robson Senior Vice President and Chief Financial Officer	$30,504	$5,491		$98,541	($229)	$779,995

(1)             Consists of FY 2006 employee contributions to the Stock Purchase Plan (SPP).

(2)             Consists of FY 2006 Company match contributions to the SPP.  The values in this column are also represented in the All Other Compensation column of the Summary Compensation Table above.

(3)             This is the difference in the SPP beginning balance as of October 1, 2005 and the SPP ending balance as of September 29, 2006, less any activity in the plan during the 2006 fiscal year.

(4)             Consists of SPP Company match stock units that were sold in FY 2006 to cover the taxes on the SPP company match earned in calendar year 2005.

(5)             Consists of the September 29, 2006 SPP ending balance, including SPP Senior Executive Equity Investment Plan (SEEIP) company match shares.

(6)             Includes a company match of $54,000 contributed to the SPP based on an 18% match on a $300,000 SEEIP loan note issued on October 3, 2005.

(7)             As our Chairman, Asia and a non-U.S. resident, Mr. Bong is not eligible for the SPP.

Directors Compensation for Fiscal Year 2006
Name and Principal Position	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Non-Qualified Deferred Compensation Earnings	All Other Compensation ($) (3)	Total ($)
H. Frederick Christie (4)	$66,000	$0	$48,600	$0	$0	$13,503	$128,103
John W. Downer (7)	$44,500	$0	$48,600	$0	$0	$13,335	$106,435
James H. Fordyce (5)	$0	$0	$0	$0	$0	$5,000	$5,000
S. Malcolm Gillis	$55,000	$0	$48,600	$0	$0	$12,809	$116,409
Linda Griego	$55,000	$0	$48,600	$0	$0	$12,862	$116,462
Robert J. Lowe	$58,500	$0	$48,600	$0	$0	$9,741	$116,841
William G. Ouchi	$55,500	$0	$48,600	$0	$0	$5,802	$109,902
William P. Rutledge	$64,500	$0	$48,600	$0	$0	$9,024	$122,124
Lee D. Stern (6)	$0	$0	$0	$0	$0	$0	$0

Messrs. Dionisio, Newman and Bong are employee directors and do not receive separate compensation (i.e. annual retainer fees, board and committee meeting fees) for participating as Board members.

1)                   These amounts include annual retainer fees and board and committee meeting fees earned in FY 2006.  The following non-employee directors deferred amounts from their retainer fees and board and committee meeting fees paid in FY 2006 into the Stock Purchase Plan (SPP): Christie - $46,750, Gillis - $32,000, Griego - $41,000, Lowe - $22,750 and Rutledge - $49,000.

2)                   Each non-employee director, excluding Fordyce and Stern as designees of the Class F and Class G stockholders, received an option to purchase 5,000 shares of common stock granted on March 2, 2006 with an exercise price of $25.07 per share.  These awards are valued at a Black-Scholes value of $9.72 per share as of the grant date.  This Black-Scholes valuation includes the following assumptions: Time to Expiration of 7 years, which matches the life of the option as AECOM has historically not experienced early exercise of options by its executives; Risk Factor Rate of 4.66%, which is the market yield on U.S. Treasury securities at 7-year constant maturity as of October 3, 2005; and Volatility of 0.25, which considers volatility of publicly-traded comparable company stocks as of the valuation date.

                           The non-employee directors have the following aggregate number of stock option awards outstanding as of September 29, 2006: Christie — 26,100 exercisable stock options, Downer — 37,000 exercisable stock options, Gillis - 18,600 exercisable stock options, Griego - 10,000 exercisable stock options, Lowe - 26,100 exercisable stock options, Ouchi - 18,000 exercisable stock options and Rutledge - 23,100 exercisable stock options.

3)                   These amounts include company match on deferred pre-tax contributions from fees earned during FY 2006 into the SPP, Company matching contributions to chartable organizations on behalf of the non-employee directors and spousal travel for non-employee directors.

4)                   H. Frederick Christie exercised options to purchase 1,000 shares of common stock on 2/23/2006 with a realized gain of $17,800.

5)                   Mr. Fordyce is the designated director for the holders of Class G preferred stock and is not paid a retainer by AECOM.

6)                   Mr. Stern is the designated director for the holders of Class F preferred stock and is not paid a retainer by AECOM.

7)                   Director Downer retired from the AECOM Board of Directors on December 1, 2006.

2006 Stock Incentive Plan

We established our AECOM Technology Corporation 2006 Stock Incentive Plan effective October 1, 2006 in order to promote the success of AECOM by providing additional long-term incentives for high levels of performance and for significant efforts to improve the financial performance of AECOM.  Persons eligible to receive awards under the 2006 Stock Incentive Plan include key employees and officers of AECOM and its subsidiaries.

The 2006 Stock Incentive Plan authorizes stock options, stock appreciation rights (SARs), restricted stock, restricted stock units, incentive bonuses and performance-based awards. We believe the various forms of awards that may be granted under the 2006 Stock Incentive Plan give us the flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Generally, an option or stock appreciation right will expire, or other award will vest, not more than ten years after the date of grant.

The 2006 Stock Incentive Plan can be administered by our Board of Directors or by one or more committees appointed by our Board of Directors. Currently the Compensation and Organization Committee of our Board of Directors administers the 2006 Stock Incentive Plan. Persons eligible to receive awards under the 2006 Stock Incentive Plan include officers and key employees of AECOM and our subsidiaries and certain consultants and advisors to AECOM or any of our subsidiaries.

The current aggregate share limit under the 2006 Stock Incentive Plan is 10,750,000 shares and the maximum number of shares subject to awards which may be granted to any individual during any calendar year is 2,000,000.  At December 1, 2006, there were 7,343,200 shares available for issuance under this Plan.

Stock options granted under the 2006 Stock Incentive Plan have an exercise price at the later of the date of approval by the Compensation and Organization Committee and the identification of the grantee, but not less than the fair market value of a share on the date of grant. An option may either be an Incentive Stock Option or a Nonqualified Stock Option.  Incentive Stock Options are also subject to more restrictive terms and are limited in amount by the Internal Revenue Code and the Plan. Full payment for shares purchased on the exercise of an option must be made at the time of such exercise in a manner approved by the Committee.

Upon a participant’s retirement after age 65, retirement at age 55 with approval from Compensation and Organization Committee, death or total disability, or upon the occurrence of other events specified in the 2006 Stock Incentive Plan and summarized below, the Compensation and Organization Committee may provide that each option and SAR will become immediately vested and exercisable, each award of restricted stock will immediately vest free of restrictions and each performance share award will become payable to the holder of the award.

Our Compensation and Organization Committee may amend or terminate the 2006 Stock Incentive Plan at any time. In addition, the Compensation and Organization Committee may generally amend or modify the 2006 Stock Incentive Plan from time to time. Stockholder approval for an amendment will generally not be obtained unless required by applicable law or deemed necessary or advisable by our Board of Directors. Unless previously terminated by our Compensation and Organization Committee, the Plan will terminate on September 30, 2016. Outstanding awards may be amended, however, only with the consent of the holder if the amendment alters or impairs the rights of the holder.

Upon our dissolution or liquidation, or if we are not the surviving entity as a result of a reorganization, merger or other consolidation with or into another corporation, the 2006 Stock Incentive

Plan and all outstanding awards will terminate unless the successor corporation has provided for the assumption or substitution of the outstanding awards.

Stock Incentive Plan and 2000 Stock Incentive Plan

In February 2000, we adopted the 2000 Stock Incentive Plan that replaced our Stock Incentive Plan first adopted in 1990.  The 2000 Stock Incentive Plan authorizes the issuance of options to purchase up to 7,000,000 shares of our common stock to officers and key employees of AECOM and our subsidiaries and certain consultants and advisors to AECOM or any of our subsidiaries.   This plan was assumed into the 2006 Stock Incentive Plan on October 1, 2006.

At September 30, 2006, there were 854,650 options outstanding under the Stock Incentive Plan with a weighted average exercise price of $10.02 per share and 3,370,800 options outstanding under the 2000 Stock Incentive Plan with a weighted average exercise price of $18.16 per share.

Stock Incentive Plan for Non-Employee Directors

On July 9, 2002, we adopted an amended and restated Stock Incentive Plan for Non-Employee Directors.  The Stock Incentive Plan for Non-Employee Directors authorizes the issuance of options to purchase up to 250,000 shares of our common stock to directors who are not our employees or who do not own more than 5% of our outstanding voting securities.  This plan terminated on May 25, 2005, although options granted prior to that date will remain exercisable until their respective expiration dates.

At September 30, 2006, there were 112,525 options outstanding under the Stock Incentive Plan for Non-Employee Directors with a weighted average exercise price of $17.79 per share.

2006 Stock Incentive Plan for Non-Employee Directors

The 2006 Stock Incentive Plan for Non-Employee Directors (the “Directors Plan”) authorizes the issuance of options to purchase up to 250,000 shares of our common stock to directors who are not our employees or who do not own more than 5% of our outstanding voting securities.

The Directors Plan is administered by our Board of Directors or by one or more committees appointed by our Board of Directors. Currently the Compensation and Organization Committee of our Board of Directors administers the Directors Plan.

Under this plan, new directors will be granted options to purchase 5,000 shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of grant. On the first business day following our annual meeting of stockholders, each director will be granted options to purchase 5,000 shares of our common stock with an exercise price that is equal to the fair market value of our common stock on the date of grant.

Options vest six months after date of grant.  Revaluing of options is disallowed under this plan.  Shares subject to options that have expired will become available for grant again under the Directors Plan.  During fiscal year 2006, stock options in respect of 35,000 shares were granted to seven of our directors with a weighted average exercise price of $25.07 per share.

This plan was assumed into the 2006 Stock Incentive Plan on October 1, 2006

Performance Earnings Program

We established a Performance Earnings Program, or PEP, in December 2004 to issue incentives to our officers and key employees in lieu of stock options.  Participants can earn up to 100% of the granted credits over a three year performance period.  The performance periods for the fiscal 2005 and fiscal 2006 grants are fiscal years 2005, 2006 and 2007 and 2006, 2007 and 2008, respectively.  The PEP is described in more detail in the “Compensation Discussion and Analysis” section of this registration statement.

Employee Investment Plans

Most full and part-time AECOM employees may purchase AECOM common stock through plans developed to comply with local laws and regulations. The largest such stock investment plan is in the United States, which we refer to as our Retirement & Savings Plan, and, together with all our non-U.S. plans, comprise the AECOM Global Stock Program. The Global Stock Program enables our employees to purchase our common stock through payroll deductions each pay period and contributions from year-end bonuses. After holding AECOM common stock for five years, participants may diversify some or all of those holdings into cash or other investment funds under a diversification program. Employee stock plans are currently established in the United States, Hong Kong, United Kingdom, Australia, New Zealand, United Arab Emirates, Qatar, Canada and Singapore.

In the United States, the Retirement & Savings Plan is a tax-qualified 401(k) plan. During the year, highly compensated employees (generally speaking, employees who earned more than $95,000 in fiscal 2006) may be disqualified from fully participating in the Retirement & Savings Plan. Due to this restriction, we have established a non-qualified plan, the Non-Qualified Stock Purchase Plan, to enable those highly compensated employees to defer compensation that they might otherwise have contributed to the Retirement & Savings Plan.

UMA Group Ltd. Employee Stock Purchase Plan

In the third fiscal quarter of fiscal year 2006, we implemented an employee stock plan in Canada.  This plan, the UMA Group Ltd Employee Stock Purchase Plan, or UMA ESPP, was adopted as a result of our acquisition of UMA Group in Canada.  The UMA ESPP is administered by our Board of Directors and up to 7,000,000 shares of our common stock may be granted under the plan to eligible employees in Canada.  We provide a stock match in the form of common stock at a percentage (currently 18%) equal to the stock match percentage under our Global Stock Incentive Plan on all purchases made under this plan.  The company stock match will have a three year vesting period, and prior service with UMA will count towards the three year vesting period.  None of our current directors or executive officers or any other employees eligible to participate in any other AECOM stock purchase plan will be eligible to participate in the UMA ESPP.

2005 ENSR Stock Purchase Plan

In connection with our September 2005 acquisition of Tiger Acquisition Corp. and its subsidiaries including ENSR International Corp., AECOM agreed to establish the ENSR 2005 Stock Purchase Plan, or ENSR SPP, a non-qualified plan.  The ENSR SPP is administered by our Board of Directors or by one or more committees appointed by our Board of Directors. Under the terms of the plan, our Board of

Directors, or a committee appointed by our Board, will allow those employees of Tiger Acquisition Corp. and its subsidiaries who were shareholders at the time of acquisition to purchase shares of our common stock at the fair market value of our common stock for a period of six months after the adoption of the plan.  Currently, we will also provide an 18% stock match on all purchases made under this plan by crediting such employee’s account under one of AECOM’s Employee Investment Plans described above for U.S. employees and issuing shares for such stock match directly to non-U.S. employees.

Cansult Maunsell Merger Investment Plan

In connection with our September 2006 acquisition of Cansult Limited, AECOM agreed to establish the Cansult Maunsell Merger Investment Plan or MIP, a non-qualified plan.  The MIP is administered by our Board of Directors or by one or more committees appointed by our Board of Directors. Under the terms of the plan, our Board of Directors, or a committee appointed by our Board, will allow those employees of Cansult Limited who were stockholders at the time of acquisition to purchase shares of our AECOM Global Holdings, Ltd. common stock at the fair market value of our common stock for a period of six months after the adoption of the plan.

Equity Investment Plan

In anticipation of future acquisitions, AECOM has established the Equity Investment Plan or EIP, a non-qualified plan.  The EIP is administered by our Board of Directors or by one or more committees appointed by our Board of Directors. Under the terms of the plan, our Board of Directors, or a committee appointed by our Board, will allow those employees who join AECOM via mergers and acquisitions that were shareholders at the time of acquisition to purchase shares of our common stock at the fair market value of our common stock for a period of one month after the closing of the transaction.

U.S. Pension and Related Plans

A number of our employees participate in pension plans maintained by us and our overseas subsidiaries.  In the United States, certain employees participate in the AECOM Pension Plan, a defined benefit plan that was effective on October 1, 1989.  Depending on the participant’s years of service to AECOM, the pension benefits will range from 26% to 30.5% of the employee’s final capped average monthly compensation plus an additional 11% to 12.5% of the employee’s final capped average monthly compensation in excess of specified Social Security base amounts.  As of April 1, 2004, employees’ pensionable compensation was capped at the employee’s highest compensation for one full calendar year from 1994 through 2003.  The employee’s final average compensation will continue to increase until the participant’s average compensation reaches the compensation cap.  Pension benefits will generally be reduced for participants with less than 25 years of service as required by plan rules.  Employee contributions to the Pension Plan of up to 1.5% of compensation were required prior to April 1, 1998.

On April 1, 1998, we amended our Investment Plan (now part of the Retirement & Savings Plan) to add what we refer to as a 401(k) pension component. This 401(k) pension component generally replaced the AECOM Pension Plan. New employees are not permitted to participate in the AECOM Pension Plan and, as described below, benefits under the 401(k) pension component reduce the AECOM Pension Plan benefits for existing AECOM Pension Plan participants. Employees are allowed to make pre-tax or after-tax contributions of 0.5%, 1.0% or 1.5% of their compensation to this 401(k) pension component. We will match dollar for dollar any such contributions and our matching contributions will vest after three years of service (as defined in the Retirement & Savings Plan).

We also amended the AECOM Pension Plan, effective July 1, 1998, to provide that those highly compensated employees who receive bonuses under our incentive compensation program cease earning benefits under the AECOM Pension Plan and instead earn identical benefits under a non-qualified plan, the Management Supplemental Executive Retirement Plan, or MSERP. The MSERP provides a benefit identical in nature to the AECOM Pension Plan but on an unfunded basis.

The terms of our Pension Plan, MSERP, and related plans are more fully described in the “Compensation Discussion and Analysis” section of this registration statement.

Non-U.S. Pension Plans

Our employees outside the United States participate in a variety of public and private retirement and pension plans, both mandatory and voluntary, which provide various benefit levels.

In Australia, many of our senior staff participate in the AECOM Australia Superannuation Fund which was established July 1, 1965.  This plan provides a lump sum defined benefit (at the rate of either 18.5% or 16.5% of the employee’s final average annual compensation per year of service, capped at 7.0 times and 6.6 times the employee’s average annual compensation, respectively) to a small closed group of employees and lump sum defined contribution benefits to the remainder.  In the report on the most recent actuarial valuation at July 1, 2004, the actuary stated that the plan was in a sound financial position.

In Hong Kong, most of our employees participate in a Defined Contribution Scheme established in December 2000 with employee contributions ranging from 3% to 6.5% of salary plus an employer match of 150% of the first 1% to 4% of employee contributions or for designated participants up to 23.5% of salary.

We maintain three principal defined benefit pension schemes in the United Kingdom:  the Maunsell Ltd. Pension Scheme, the Oscar Faber Pension Fund and the Bullen Pension Plan.  The schemes were closed to new participants in 2001, 1999 and 2002, respectively.  In all schemes, increases in the pensionable salary are restricted to the annual increase in inflation, capped at 5% per annum, thus severing the link with final salary.  The three year average of the pensionable salary, or Final Pensionable Salary, at retirement is utilized to calculate the annual pension.  Participants generally accrue 1/60 of Final Pensionable Salary for each year of pensionable service with an option to choose up to 25% of this benefit as a tax-free cash sum at retirement.  All benefits payable are subject to overriding U.K. legislation and are currently restricted to a maximum of 40 years pensionable service (or less for certain participants eligible for higher accrual rates) for the calculation of the pension at retirement.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transaction Policy

We have adopted a written related party transaction policy, which covers transactions between us and our directors, executive officers, 5% or greater stockholders and parties related to the foregoing, such as immediate family members and entities they control.  The policy requires that any such transaction be considered and approved by our Audit Committee prior to entry into such transaction.  In reviewing such transactions, the policy requires the Audit Committee to consider all of the relevant facts and circumstances available to the Committee, including (if applicable) but not limited to the benefits to the Company, the availability of other sources for comparable products or services the terms of the transaction and the terms available to unrelated third parties or to employees generally.

Under the policy, if we should discover related party transactions that have not been approved, the Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

Certain Relationships and Related Transactions

Mr. Ronald Yamiolkoski is employed by our subsidiary DMJM+Harris as an Associate Vice President and he is the brother-in-law of Mr. Richard Newman, our Chairman.  Mr. Yamiolkoski has no reporting responsibility to Mr. Newman and in our fiscal years ended September 30, 2004, 2005 and 2006, Mr. Yamiolkoski received compensation from DMJM+Harris of approximately $129,000, $155,000 and $157,000, respectively.  The employment of Mr. Yamiolkoski was entered into more than 25 years ago, prior to the adoption of our related party transaction policy and has since been ratified by the Audit Committee.

Certain of our subsidiaries have performed design and other services in the ordinary course of business for Lowe Enterprises, which is affiliated with Robert Lowe, one of our directors.  Our subsidiaries received fee payments from Lowe Enterprises in our fiscal years ended September 30, 2005 and 2006 in the amounts of approximately $400,000 and $860,000, respectively.  The transactions with Lowe Enterprises have been ratified by our Audit Committee.

Entities affiliated with GSO Capital Partners and J.H. Whitney Capital Partners, LLC were the primary investors in our February 2006 sale of approximately $235 million of our Class F and Class G convertible preferred stock.  Our board members Lee D. Stern and James H. Fordyce are affiliated with GSO Capital and J.H. Whitney, respectively, and have been designated by such investors pursuant to their respective rights under our Restated Certificate of Incorporation as Class F and Class G convertible preferred stockholders to appoint representatives to our board of directors.

Director Independence

Our Board of Directors has determined that the following members are independent as determined in reference to the standards of the New York Stock Exchange:  Mr. Christie, Mr. Fordyce, Mr. Gillis, Ms. Griego, Mr. Lowe, Mr. Ouchi, Mr. Rutledge and Mr. Stern.  With respect to Messrs. Fordyce and Stern, the Board considered their relationships with J.H. Whitney and GSO Capital Partners, which each beneficially own approximately 10% of our capital stock on an as-converted to common stock basis.  With respect to Mr. Lowe, the Board considered the services provided by one of the Company’s subsidiaries to Lowe Enterprises, as described above under “Certain Relationships and Related Transactions.”

ITEM 8.  LEGAL PROCEEDINGS

As a government contractor, we are subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. Intense government scrutiny of contractors’ compliance with those laws and regulations through audits and investigations is inherent in government contracting, and, from time to time, we receive inquiries, subpoenas, and similar demands related to our ongoing business with government entities. Violations can result in civil or criminal liability as well as suspension or debarment from eligibility for awards of new government contracts or option renewals.

We are involved in various investigations, claims and lawsuits in the normal conduct of our business, none of which, in the opinion of our management, based upon current information and discussions with counsel, is expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or our ability to conduct business.  From time to time we establish reserves for litigation when we consider it probable that a loss will occur.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no public trading market for our common stock, preferred stock or stock options.  As of December 1, 2006, there were:

•                  150,000,000 authorized shares of common stock, of which 23,247,065 shares were outstanding;

•                  2,500,000 authorized shares of convertible preferred stock, of which 54,713.289 shares were outstanding;

•                  200 authorized shares of Class C preferred stock of which 56.524 shares were outstanding;

•                  20 authorized shares of Class E preferred stock of which 5.427 shares were outstanding;

•                  47,000 authorized shares of Class F convertible preferred stock, all of which were outstanding;

•                  47,000 authorized shares of Class G convertible preferred stock, all of which were outstanding; and

•                  outstanding options to purchase 4,372,975 shares of our common stock, 5,652,413.543 of our common stock units and 4,297.578 shares of our convertible preferred stock units.

We have not declared or paid any cash dividends on our common stock, and we do not anticipate doing so in the foreseeable future.  We currently intend to retain future earnings, if any, to operate our business and finance future growth strategies.  Our loan covenants require us to obtain the consent of our lender banks or senior noteholders, as the case may be, prior to the payment of any cash dividends.  As of December 1, 2006, there were approximately 554 holders of record of our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information as of December 1, 2006 with respect to equity compensation plans approved and not approved by stockholders.  See Item 6, “Executive Compensation,” for a description of the plans.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Shares Remaining Available For Future Issuance (Excluding Shares in 1 Column)
Equity compensation plans not approved by stockholders:	N/A	N/A	N/A
Equity compensation plans approved by stockholders:
AECOM Technology Corporation 2006 Stock Incentive Plan	0	N/A	7,344,200
AECOM Technology Corporation Stock Incentive Plan	854,650	$10.02	0
AECOM Technology Corporation 2000 Stock Incentive Plan	3,370,800	$18.16	0
AECOM Technology Corporation Stock Incentive Plan for Non-Employee Directors	112,525	$17.79	0
AECOM Technology Corporation 2006 Stock Incentive Plan for Non-Employee Directors	35,000	$25.07	0
AECOM Technology Global Stock Program(1)	N/A	N/A	126,752,935
Total	4,372,975	$16.72	134,097,135

(1)   The AECOM Technology Global Stock Program consists of our plans in Australia, Canada, Hong Kong, New Zealand, Singapore, United Arab Emirates/Qatar, United Kingdom and for the United States, the Retirement & Savings Plan, Contract Employee 401(k) Plan, ENSR Stock Purchase Plan and Equity Investment Plan.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

Since January 1, 2003, we have issued the following securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

i.                                          18.071 shares of our Class C preferred stock to U.S. Trust for the benefit of our employee shareholders under our Stock Purchase Program.

ii.                                       to our directors, officers, employees and consultants options to purchase 1,872,400 shares of common stock with an average exercise price of $21.83, and have issued 1,787,135 shares of common stock for an average purchase price of $10.52 upon exercise of such options.

iii.                                    to our directors, officers, employees and consultants 9,398,649 shares of common stock of which 2,919,621 shares were issued to employees as part of mergers and acquisitions.

iv.                                   45,565 shares of our convertible preferred stock to our directors, officers and employees.

v.                                      1,807,147 shares of our common stock units and 2,678 shares of our convertible preferred stock units pursuant to our Stock Purchase Program.

vi.                                   in February 2006, we sold 47,000 shares of our Class F convertible preferred stock and 47,000 shares of our Class G convertible for an aggregate purchase price of $235.0 million to three investment funds.

vii.                                in April 2004, we issued 300,600 shares of our common stock valued at $6.2 million to the shareholders of privately-held company in connection with our acquisition of the company.

viii.                             in September 2004, we issued 622,300 shares of our common stock valued at $12.4 million to the shareholders of privately-held company in connection with our acquisition of the company.

ix.                                     in October 2004, we issued 213,705 shares of our common stock valued at $4.4 million to the shareholders of privately-held company in connection with our acquisition of the company.

x.                                        in April 2005, we issued 231,632 shares of our common stock valued at $5.3 million to the shareholders of privately-held company in connection with our acquisition of the company.

xi.                                     in September 2005, we issued 29,786 shares of our common stock valued at $0.7 million to the shareholders of privately-held company in connection with our acquisition of the company.

xii.                                  in December 2005, we issued 1,243,009 shares of our common stock valued at $30.8 million to the shareholders of privately-held company in connection with our acquisition of the company.

xiii.                               in March 2006, we issued 23,959 shares of our common stock valued at $0.6 million to the shareholders of privately-held company in connection with our acquisition of the company.

xiv.                              in June 2006, we issued 9,054 shares of our common stock valued at $245,000 to the shareholders of privately-held company in connection with our acquisition of the company.

xv.                                 in August 2006, we issued 1,806 shares of our common stock valued at $50,000 to the shareholders of privately-held company in connection with our acquisition of the company.

xvi.                              in September 2006, we issued 215,595 shares of our common stock valued at $5.9 million to the shareholders of privately-held company in connection with our acquisition of the company.

xvii.                           in November 2006, we issued 28,169 shares of our common stock valued at $0.8 million to the shareholders of privately-held company in connection with our acquisition of the company.

We issued the securities to identified in paragraphs (i)-(v) above to our directors, officers, employees and consultants under written compensatory benefit plans in reliance upon Rule 701 under the Securities

Act and/or Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.  We issued the securities identified in paragraphs (vi) — (xvii) above in reliance upon Regulation D of the Securities Act and/or Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering or Regulation S promulgated under the Securities Act as sales occurring outside of the United States. The purchasers were provided financial and other information concerning the Company and were allowed the opportunity to ask questions and receive information from the Company prior to making their investment decisions. The sale of these securities were made without general solicitation or advertising.  Based on the limited nature of the offering, the level of knowledge and relationships of the purchasers with the Company, the provision and access to information and restrictions on transfer, and (where applicable) the residence of the purchaser, the Company believes its offerings were exempt from registration under Regulation D, Section 4(2), Regulation S and/or Rule 701.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Our certificate of incorporation authorizes us to issue 150,000,000 shares of Common Stock and 8,000,000 shares of preferred stock, or Preferred Stock.  Our Board of Directors, without further approval of the stockholders, may establish the powers, preferences, rights, qualifications and limitations, including the dividend rights, dividend rates, conversion rights, conversion prices, voting rights and redemption rights, of any series of Preferred Stock and may authorize the issuance of any such series.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. All shares of common stock have equal voting rights.

Subject to the rights pertaining to any series of preferred stock, in the event of our liquidation, holders of our common stock are entitled to share ratably in our assets legally available for distribution after the payment of our debts. The shares of common stock have no preemptive, subscription, conversion or redemption rights.

Subject to the rights of the holders of preferred stock, the holders of the common stock are entitled to receive dividends, when, as and if declared by our Board of Directors, from funds legally available for such dividend payments.

Transfer Restrictions

Our bylaws generally do not allow any holder of our common stock or convertible preferred stock, to sell, gift or otherwise dispose of any such shares, other than to us upon termination of employment.  The bylaws do provide for certain exceptions for transfer, including transfers to family trusts, individual retirement accounts and family members.  The bylaw transfer restrictions do not apply to our Class F and Class G convertible preferred stock.  In addition, unless amended, the bylaw transfer restrictions described in this section expire upon an initial underwritten public offering of our securities registered under the Securities Act of 1933.

Sales of common stock back to us are made at the price per share at which shares of our common stock were sold to our Retirement & Savings Plan, or RSP, or the per share valuation of our common stock under the RSP as of the end of the fiscal year in which the stockholder gives notice of transfer, or if no such sale occurred or no such valuation has been established as of such date, then at the fair market value of a share of our common stock (as determined by an independent appraiser).  Sales of shares of convertible preferred stock back to us are made at the liquidation preference of such shares, which is currently $100.00 per share, plus any accrued and unpaid dividends.

We may elect to make repurchases of our common stock or convertible preferred stock immediately or over a five year period by payment with an unsecured interest-bearing promissory note.  Alternatively, the selling stockholder may elect for us to make five or nine annual repurchases of all or a portion of the shares.  We may accelerate such installment repurchases at any time.

Convertible Preferred Stock

The following is a summary of the material terms of the Convertible Preferred Stock.

General.  The Convertible Preferred Stock is limited to an aggregate of 2,500,000 shares with a par value and liquidation preference of $100 per share.

Dividends.  Holders of the Convertible Preferred Stock are entitled to receive dividends payable in additional shares of Convertible Preferred Stock quarterly at a rate determined by an independent appraiser with reference to the 12-month U.S. Treasury Bill rate.

Redemption.  After shares of Convertible Preferred Stock has been outstanding for at least three years, we may redeem such shares at a price equal to 102.5% of the liquidation preference of the shares, plus the payment of any accrued and unpaid dividends to the redemption date.  After the Convertible Preferred Stock has been held at least one year, the holder of the shares may convert some or all of the shares to our Common Stock.  In any event, at such time as a holder of Convertible Preferred Stock no longer meets the qualifications to be a holder of Employee Stock, the Convertible Preferred Stock held by such holder shall be repurchased by us.

Liquidation Rights.  In the event of our voluntary or involuntary liquidation, dissolution or winding up, or a change in control, the holders of shares of Convertible Preferred Stock are entitled to receive out of our assets available for distribution to stockholders, on parity with holders of our Class C, Class E, Class F and Class G preferred stock, and before any distribution of assets is made to holders of our Common Stock or of any other shares of our stock ranking as to such a distribution junior to the shares of Convertible Preferred Stock, liquidating distributions in the amount of $100 per share plus accrued and unpaid dividends.  After payment of such liquidating distributions, the holders of shares of Convertible Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

Voting Rights.  Except as otherwise required by applicable law, the holders of the Convertible Preferred Stock will be entitled to one vote per share.

If the equivalent of six quarterly dividends payable on the Convertible Preferred Stock are in arrears, the number of our directors will be increased by two and the holders of Convertible Preferred Stock, voting as a class with the holders of shares of any other series of preferred stock ranking on a parity with the Convertible Preferred Stock as to dividends and distribution of assets, will be entitled to elect two directors to fill such vacancies.  Such right to elect two additional directors shall continue until all dividends in arrears have been paid or declared and set apart for payment.

Class F and Class G Convertible Preferred Stock

Dividends.  The Class F and Class G convertible preferred stock do not receive a stated dividend.  If, however, we should declare or pay dividends on our common stock, then holders of our Class F and Class G convertible preferred stock will be entitled to receive dividends equal to the amount that would have been payable had the Class F and Class G convertible preferred stock been converted into common stock immediately prior to the record date for such dividend.

Mandatory Redemption.  We must redeem all outstanding shares of the Class F and Class G convertible preferred stock upon the earlier of (a) February 9, 2012 or (b) the sale of substantially all of our assets.  The redemption price will equal the greater of (i) the liquidation preference of such share of Class F or Class G convertible preferred stock, which is $2,500 per share, and (ii) (A) if the redemption occurs on the maturity date of February 9, 2012, the fair market value of the shares of common stock into which such shares of Class F and Class G would have converted on February 8, 2012 or (B) if the redemption occurs as a result of a sale of substantially all of our assets, the amount (on an as converted to common stock basis) that each share of common stock would be entitled to receive on the date of such sale of substantially all of our assets.

Conversion.  Each share of the Class F and Class G convertible preferred stock is convertible, at the election of the holder thereof, into our common stock at an initial conversion rate of approximately 99.7 shares of common stock for each share of Class F and G convertible preferred stock.  The conversion rate is determined by dividing the liquidation preference of $2,500 per share by the initial conversion price of $25.07 per share.  The conversion rate and conversion price are subject to certain anti-dilution adjustments, based on future issuances of our common stock (other than issuances at fair market value to employees, directors, consultants participating in our stock plans or shareholders of a firm we acquire in the ordinary course of business).

In addition the Class F and Class G convertible preferred stock will automatically be converted into our common stock (A) if our common stock is listed on the New York Stock Exchange, American Stock Exchange or NASDAQ in connection with a public offering with aggregate gross proceeds to us of at least $50,000,000 or (B) the affirmative written election of the holders of the Class F and/or Class G convertible preferred stock, as applicable.

Liquidation Rights.  In the event of our voluntary or involuntary liquidation, dissolution or winding up, or a change of control, the holders of shares of the Class F and Class G convertible preferred stock are entitled to receive, out of our assets available for distribution to stockholders, on parity with our Class C and Class E preferred stock and our Convertible Preferred Stock, and before any distribution of assets or any payments are made to holders of our common stock or of any other shares of our stock ranking as to such a distribution junior to the shares of Class F and Class G convertible preferred stock, liquidating distributions in an amount equal to $2,500 per share. After payment of such liquidating distributions, the holders of shares of Class F and Class G convertible preferred stock will not be entitled to any further participation in any distribution of assets by us.

Voting Rights.  The Class F and Class G convertible preferred stock vote together with our common stock as a single class on all matters voted on by holders of our common stock.  The shares so voted will be the number of shares of our common stock into which such Class F and Class G convertible preferred stock is then convertible.  In addition, the approval of the holders of a majority of our Class F and Class G convertible preferred stock, each voting as a separate class, as applicable will be required for certain actions by the Company that materially affect the Class F or Class G convertible preferred stock.

Designation of Board Members.  The holders of a majority of our Class F convertible preferred stock and the holders of a majority of our Class G convertible preferred stock are each entitled to appoint one member to our board of directors.  Each group of holders will maintain this board appointment right so long as it continues to hold Class F and Class G convertible preferred stock, as applicable, with a liquidation preference equal to at least 50% of the aggregate liquidation preference of the Class F or Class G shares, as applicable, initially purchased by it.

Registration Rights.  The holders of the Class F and Class G convertible preferred stock have certain registration rights that may result in such holders being able to sell their shares of common stock in a registered offering after an initial public offering of our common stock before other holders of our common stock.

Preemptive Rights.  If we issue shares of common stock or securities convertible or exercisable into common stock at a price per share below fair market value, then the holders of Class F and G convertible preferred stock will have a preemptive right to purchase a pro rata share of such new securities, subject to customary exceptions including an exception for shares issued pursuant to our stock plans.

Class C Preferred Stock

Our Class C preferred stock provides certain voting rights for holders of our common stock units and preferred stock units purchased our nonqualified Stock Purchase Plan.  As of September 30, 2006, we had 200 authorized shares of Class C preferred stock, no par value, authorized, of which 56.524 shares were issued to U.S. Trust Company, N.A., as the trustee of the AECOM Technology Corporation Supplemental Trust, which holds shares on behalf of our employee stockholders.  Each share of Class C preferred stock is entitled to 100,000 votes on all matters to be voted on by our holders of common stock, has no right to dividends and has a liquidation and redemption value of $1.00 per share, which will be paid on parity with our Convertible Preferred Stock and our Class E, Class F and Class G preferred stock before any assets are distributed to holders of our common stock upon our voluntary or involuntary liquidation. U.S. Trust Company has sole discretion as to how it votes each share of Class C preferred stock.  We may redeem such shares of Class C preferred stock at our election, in whole or in part, at a redemption price equal to the liquidation preference of such shares.  The Class C preferred stock is not convertible into common stock.

Class E Preferred Stock

As of September 30, 2006, we had 20 shares of Class E preferred stock, par value $0 per share, authorized to be issued, of which 5.427 shares were issued to Computershare Trust Company of Canada in its capacity as trustee for UMA Group, Ltd. and UMA RRSPCO Ltd.  The shares of Class E preferred stock were issued in connection with our acquisition of the UMA group of companies in September 2004 and provide certain voting rights to the former UMA shareholders.  Each share of Class E preferred stock is entitled to 100,000 votes only on certain fundamental matters affecting the Company, such as change of control.

The Class E preferred stock has no right to dividends and has a liquidation and redemption value of $1.00 per share, which will be paid before any assets are distributed to holders of our common stock upon our voluntary or involuntary liquidation.  We may redeem the Class E preferred stock at any time by paying the redemption value of $1.00 per share.  The Class E stock is not convertible into common stock.

Class Y Shares of UMA Group, Ltd. and Class YY Shares of UMA RRSPCO Ltd.

The Class Y and Class YY shares were issued to former shareholders of the UMA group of companies in connection with our acquisition of the UMA group of companies in September 2004.  As of September 30, 2006, there were 440,344 and 102,375 shares outstanding of Class Y and YY shares, respectively.

The Class Y and YY shares are not entitled to vote with the common stock of AECOM.  AECOM, however, has issued to Computershare Trust Company of Canada one share of Class E preferred stock for each 100,000 shares of Class Y or Class YY stock.  As described above, the Class E preferred stock indirectly provides each holder of Class Y and YY shares voting rights upon certain fundamental events of AECOM.

The Class Y and YY shares will be entitled to dividends when and if dividends are declared on the common stock of AECOM and in the same amount as the dividends declared on the common stock of AECOM, subject to the rights of AECOM’s preferred stock currently outstanding or that may hereafter be issued.

Common Stock Units and Convertible Stock Units

We have a Non-Qualified Stock Purchase Plan (SPP) pursuant to which our highly compensated employees (those earning more than approximately $95,000 per year in fiscal 2006) may defer compensation that they might otherwise have contributed to our Retirement and Savings Plan but are disqualified under applicable law from doing so. As a result of these deferrals, employees are credited with common stock units on a tax-deferred basis. The common stock units may only be redeemed for common stock. The holders of common stock units are not entitled to vote but are credited with any dividends that are declared on the common stock. In the event of our liquidation, holders of common stock units will be entitled to the same rights as holders of our common stock.

Our highly compensated employees who receive common stock units through our SPP may elect to exchange their common stock units for convertible preferred stock units. The holders of convertible preferred stock units are not entitled to vote. The convertible preferred stock units may only be redeemed for shares of our convertible preferred stock.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law.  In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date on which the person becomes an interested stockholder, unless (i) the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent).  A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder.  For purposes of Section 203, “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Certificate of Incorporation and Bylaws

Various provisions of our Certificate of Incorporation and Bylaws, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not expressly address cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders. Our Certificate of Incorporation prohibits stockholder action by written consent. It also provides that special meetings of our stockholders may be called only by the Board of Directors or the chief executive officer.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at our principal executive offices not less 60 nor more than 90 days prior to the meeting. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Classified Board of Directors.  Our Certificate of Incorporation divides our board of directors into three classes of directors who are elected for three-year terms.  Therefore, the full board of directors is not subject to re-election at each annual meeting of our stockholders.

Limitations on Liability and Indemnification of Officers and Directors. The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•                  for breach of duty of loyalty;

•                  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•                  under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

•                  for transactions from which the director derived improper personal benefit.

Our Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without the approval of holders of common stock; however, the holders of our Class F and G preferred stock must approve the issuance of certain shares of preferred stock. We may use these additional shares for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Supermajority Provisions. Under our Certificate of Incorporation, we must receive the consent of the holders of at least two-thirds of the outstanding shares of our capital stock, voting together as a single class, to approve a “business combination.” A business combination is defined as:

(i)                                     any merger into, or any consolidation of us with, any other firm, corporation or entity, other than any corporation of which a majority of the voting securities is owned directly or indirectly by us;

(ii)                                  any sale, lease, exchange or other transfer to any individual firm, corporation or entity of all or substantially all of our assets (other than a mortgage or pledge of the assets of AECOM) in one or more related transactions; or

(iii)                               the adoption of any plan for our liquidation or dissolution.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.  Our certificate of incorporation and bylaws provide for indemnification of our officers, directors, employees and agents to the extent and under the circumstances permitted under the Delaware General Corporation Law.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements required by this item are appended to the end of this registration statement, following the signature page.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)             Financial Statements.  Our consolidated financial statements are appended to the end of this registration statement, following the signature page.

(b)            Exhibits.

Exhibit Numbers	Description
3.1	Restated Certificate of Incorporation
3.2	Certificate of Designations for Class C Preferred Stock
3.3	Certificate of Designations for Class E Preferred Stock
3.4	Certificate of Designations for Class F Convertible Preferred Stock, Series 1
3.5	Certificate of Designations for Class G Convertible Preferred Stock, Series 1
3.6	Restated Bylaws
4.1	Form of Common Stock Certificate
4.2	Investor Rights Agreement, dated as of February 9, 2006, among Registrant and the investors party thereto
4.3	Joinder Agreement, dated as of February 9, 2006, between the Registrant and the investor party thereto
4.4	Joinder Agreement, dated as of February 14, 2006, between the Registrant and the investor party thereto
4.5	Amendment No. 1 to Investor Rights Agreement, dated as of February 14, 2006, among the Registrant and the investors party thereto
10.1

Amended and Restated Credit Agreement, dated as of September 22, 2006, among Registrant, the Subsidiary Borrowers, Union Bank of California, N.A., as Administrative Agent, a Letter of Credit Issuing Lender and the Swing Line Lender, Harris N.A., as a Letter of Credit Issuing Lender, Bank of Montreal acting under its trade name BMO Capital Markets, as Syndication Agent and other financial institutions that are parties thereto

10.2

Term Credit Agreement dated as of September 22, 2006, among Maunsell HK Holdings, Ltd., Faber Maunsell Limited, W.E. Bassett & Partners Pty. Ltd., Maunsell Group Limited, and Maunsell Australia Pty Ltd., as the Borrowers, Union Bank of California, N.A., as the Administrative Agent, BMO Capital Markets, as Co-Lead Arrangers and Co-Book Managers, Bank of Montreal, acting under its trade name BMO Capital Markets, as the Syndication Agent and other financial institutions that are parties thereto

10.3	Note Purchase Agreement dated as of June 9, 1998, among Registrant and the purchaser parties thereto for Senior Notes due 2008
10.4	Amendment to Note Purchase Agreement dated as of June 9, 1998
10.5	Private Shelf Agreement, dated December 30, 2004, among Registrant, Prudential Investment Management, Inc. and certain Prudential Affiliates
10.6	Guarantee dated as of January 9, 2007 among Registrant, HSBC Bank USA National Association and the other bank parties thereto
10.7	Office Lease, dated June 13, 2001, between Registrant and Shuwa Investments Corporation
10.8	First Amendment to Office Lease, dated September 2001, between Registrant and Shuwa Investments Corporation
10.9	Second Amendment to Office Lease, dated October 22, 2001, between Registrant and Shuwa Investments Corporation

10.10	Non-Qualified Stock Purchase Plan, restated as of October 1, 2006
10.11	Amendment 2006-1, dated as of October 1, 2006, to Non-Qualified Stock Purchase Plan
10.12	1992 Supplemental Executive Retirement Plan, restated as of November 20, 1997
10.13	First Amendment, effective July 1, 1998, to the 1992 Supplemental Executive Retirement Plan
10.14	Second Amendment to the 1992 Supplemental Executive Retirement Plan
10.15	Third Amendment to the 1992 Supplemental Executive Retirement Plan
10.16	1996 Supplemental Executive Retirement Plan, restated as of November 20, 1997
10.17	First Amendment, effective July 1, 1998, to the 1996 Supplemental Executive Retirement Plan
10.18	Second Amendment to the 1996 Supplemental Executive Retirement Plan
10.19	Agreement of Lease dated as of March 17, 1999, between 650 Third Avenue LLC and Frederick R. Harris, Inc.
10.20	1998 Management Supplemental Executive Retirement Plan
10.21	First Amendment, effective January 1, 2002, to the 1998 Management Supplemental Executive Retirement Plan
10.22	Second Amendment to the 1998 Management Supplemental Executive Retirement Plan
10.23	Third Amendment to the 1998 Management Supplemental Executive Retirement Plan
10.24	1996 Excess Benefit Plan
10.25	First Amendment, effective July 1, 1998, to the 1996 Excess Benefit Plan
10.26	Second Amendment to the 1996 Excess Benefit Plan
10.27	Third Amendment to the 1996 Excess Benefit Plan
10.28	2005 ENSR Stock Purchase Plan
10.29	2005 UMA Group Ltd. Employee Stock Purchase Plan
10.30	2006 Stock Incentive Plan
10.31	Cansult Maunsell Merger Investment Plan
10.32	AECOM Equity Investment Plan
10.33	Global Stock Investment Plan — United Kingdom
10.34	Hong Kong Stock Investment Plan — Grandfathered Directors
10.35	AECOM Retirement & Savings Plan
10.36	Executive Employment Agreement between Registrant and James R. Royer
21.1	Subsidiaries of AECOM

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on January 26, 2007.

AECOM TECHNOLOGY CORPORATION

By:	/s/ JOHN M. DIONISIO
John M. Dionisio
President and Chief Executive Officer

AECOM Technology Corporation
Index to Consolidated Financial Statements
September 30, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

AECOM Technology Corporation

We have audited the accompanying consolidated balance sheets of AECOM Technology Corporation (the “Company”), as of September 30, 2006 and 2005, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures  that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AECOM Technology Corporation at September 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Los Angeles, California

January 24, 2007

AECOM Technology Corporation
Consolidated Balance Sheets
(in thousands, except share data)

	September 30, 2005	September 30, 2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,424	$118,427
Cash in consolidated joint ventures	26,878	9,393
Short-term investments	50	50
Total cash and cash equivalents	54,352	127,870

Accounts receivable—net	703,837	913,178
Prepaid expenses and other current assets	48,541	52,827
Deferred tax assets — net	15,531	—
TOTAL CURRENT ASSETS	822,261	1,093,875

PROPERTY AND EQUIPMENT:
Equipment, furniture and fixtures	84,208	85,201
Leasehold improvements	23,685	31,539
Total	107,893	116,740
Accumulated depreciation and amortization	(28,365)	(26,417)
PROPERTY AND EQUIPMENT—NET	79,528	90,323

DEFERRED TAX ASSETS—NET	36,459	98,449
DEFERRED LOAN COSTS—NET	1,478	1,444
INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES	19,230	19,943
GOODWILL	404,063	466,508
INTANGIBLE AND OTHER ASSETS—NET	32,216	18,168
OTHER NON-CURRENT ASSETS	29,689	37,064

TOTAL ASSETS	$1,424,924	$1,825,774

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term debt	$4,165	$2,716
Accounts payable and other current liabilities	179,810	265,192
Accrued expenses	273,856	365,548
Billings in excess of costs on uncompleted contracts	122,825	143,283
Income taxes payable	11,373	35,646
Deferred tax liability - net	—	12,824
Current portion of share purchase liability	43,215	55,394
Current portion of long-term obligations	16,374	11,949
TOTAL CURRENT LIABILITIES	651,618	892,552

OTHER LONG-TERM LIABILITIES	126,243	112,970
LONG-TERM OBLIGATIONS	216,183	122,790

COMMITMENTS AND CONTINGENCIES (Notes 11, 18 and 22)

MINORITY INTEREST	9,724	18,701
REDEEMABLE COMMON STOCK AND COMMON STOCK UNITS	225,523	280,046
REDEEMABLE PREFERRED STOCK, Class D—authorized, 120,000, issued and outstanding, 75,000 and 0 as of September 30, 2005 and September 30, 2006, respectively	75,000	—
REDEEMABLE PREFERRED STOCK, Class F—authorized, 200,000, issued and outstanding, 0 and 47,000 as of September 30, 2005 and September 30, 2006, respectively, $2,500 liquidation preference value	—	117,500
REDEEMABLE PREFERRED STOCK, Class G—authorized, 200,000, issued and outstanding, 0 and 47,000 as of September 30, 2005 and September 30, 2006, respectively, $2,500 liquidation preference value	—	117,500

STOCKHOLDERS’ EQUITY:
Convertible preferred stock—authorized, 7,879,780 and 7,799,780 shares at September 30, 2005 and September 2006, respectively; issued and outstanding, 46,910 and 56,203 shares at September 30, 2005 and September 30, 2006, respectively, $100 liquidation preference value	4,691	5,620
Preferred stock, Class C—authorized, 200 shares; issued and outstanding, 53.471 and 56.297, as of September 30, 2005 and September 30, 2006, respectively, no par value, $1.00 liquidation preference value	—	—
Preferred stock, Class E—authorized, 20 shares; issued and outstanding, 5.753 and 5.427, as of September 30, 2005 and September 30, 2006, respectively, no par value, $1.00 liquidation preference value	—	—

Common stock—authorized 150,000,000 shares of $0.01 par value; issued and outstanding, 15,792,356 and 17,091,537, as of September 30, 2005 and September 30, 2006, respectively	157	171
Stock warrants issued with Class D convertible preferred stock	1,605	—
Additional paid-in capital	118,212	104,902
Notes receivable from stockholders	(36,103)	(36,552)
Accumulated other comprehensive loss	(65,397)	(36,669)
Retained earnings	97,468	126,243
TOTAL STOCKHOLDERS’ EQUITY	120,633	163,715

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,424,924	$1,825,774

See accompanying Notes to Consolidated Financial Statements.

AECOM Technology Corporation
Consolidated Statements of Income
(in thousands, except per share data)

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006

Revenue	$2,011,975	$2,395,340	$3,421,492

Cost of revenue	1,443,419	1,717,863	2,515,684
Gross profit	568,556	677,477	905,808

Equity in earnings of joint ventures	2,517	2,352	6,554
General and administrative expenses	484,446	581,529	808,953
Income from operations	86,627	98,300	103,409

Minority interest in share of earnings	3,239	8,453	13,924
Interest expense - net	6,968	7,054	10,576
Income before income tax expense	76,420	82,793	78,909

Income tax expense	25,984	28,979	25,223

Net income	$50,436	$53,814	$53,686

Net income allocation:
Preferred stock dividend	$5,443	$5,506	$2,205
Net income available for common stockholders	44,993	48,308	51,481
Net income	$50,436	$53,814	$53,686

Net income per share:
Basic	$1.71	$1.86	$1.88
Diluted	$1.57	$1.68	$1.48

Weighted average shares outstanding:
Basic	26,300	25,940	27,428
Diluted	32,127	31,989	36,329

Consolidated Statements of Comprehensive Income
(in thousands)

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006

Net income	$50,436	$53,814	$53,686

Other comprehensive income (loss):
Foreign currency translation adjustments	2,183	(7,308)	11,236
Minimum pension liability adjustments	5,841	(26,356)	17,492
Other comprehensive income (loss)	8,024	(33,664)	28,728

Comprehensive income	$58,460	$20,150	$82,414

See accompanying Notes to Consolidated Financial Statements.

AECOM Technology Corporation
Consolidated Statements of Changes in Stockholders’ Equity
(in thousands)

	September 30, 2004	September 30, 2005	September 30, 2006

PREFERRED STOCK:
Balance at the beginning of the year	$2,418	$3,651	$4,691
Repurchase of preferred stock	(120)	(72)	(598)
Liquidation of Class B preferred stock	(50)	—	—
Preferred stock issued under stock match programs	146	78	105
Issuance of convertible preferred stock	1,068	778	1,117
Paid-in-kind dividend on convertible preferred stock	189	256	305
Balance at the end of the year	3,651	4,691	5,620

COMMON STOCK:
Balance at the beginning of the year	159	162	157
Repurchase of common stock	(13)	(12)	—
Common stock issued	12	7	14
Transfer to common stock from common stock units	4	—	—
Balance at the end of the year	162	157	171

STOCK WARRANTS:
Balance at the beginning of the year	1,605	1,605	1,605
Liquidation of Class D preferred stock	—	—	(1,605)
Balance at the end of the year	1,605	1,605	—

ADDITIONAL PAID-IN CAPITAL:
Balance at the beginning of the year	130,243	133,013	118,212
Liquidation preference of Class B preferred stock	50	—	1,605
Common stock and common stock units issued under stock match programs	1,212	1,678	3,712
Issuance of Class B and Class C common and preferred stock	36,542	32,038	87,419
Tax benefit of exercise of non-qualified stock options	2,893	2,853	3,479
Adjustment of Class D preferred stock issuance costs	—	—	2,100
Redemption of Class D preferred stock	—	—	(41,486)
Issuance costs of Class F and Class G preferred stock	—	—	(2,880)
Transfer from (to) redeemable common stock and common stock units	(37,927)	(51,370)	(67,259)
Balance at the end of the year	133,013	118,212	104,902

NOTES RECEIVABLE FROM STOCKHOLDERS:
Balance at the beginning of the year	(23,294)	(22,239)	(36,103)
Net repayment (purchase) of notes receivable from stockholders	2,590	(11,856)	1,662
Interest receivable on notes receivable from stockholders	(1,535)	(2,008)	(2,111)
Balance at the end of the year	(22,239)	(36,103)	(36,552)

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME:
Balance at the beginning of the year	(39,757)	(31,733)	(65,397)
Foreign currency translation adjustments	2,183	(7,308)	11,236
Defined benefit minimum pension liability adjustment	5,841	(26,356)	17,492
Balance at the end of the year	(31,733)	(65,397)	(36,669)

RETAINED EARNINGS:
Balance at the beginning of the year	37,821	74,655	97,468
Net income	50,436	53,814	53,686
Stock purchase plan repurchase price adjustment	(13,417)	(41,922)	(37,513)
Tax benefit related to appreciation in value under stock purchase plan	5,258	16,427	14,807
Paid-in-kind dividend on convertible preferred stock and preferred stock units	(193)	(256)	(305)
Dividend on Class D preferred stock	(5,250)	(5,250)	(1,900)
Balance at the end of the year	74,655	97,468	126,243

Total Stockholders’ Equity	$159,114	$120,633	$163,715

See accompanying Notes to Consolidated Financial Statements.

AECOM Technology Corporation
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$50,436	$53,814	$53,686
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,918	19,928	39,830
Equity in earnings of unconsolidated joint ventures	(2,517)	(2,352)	(6,554)
Stock match	1,811	3,214	14,779
Write-off of Class D preferred stock issuance costs	—	—	2,100
Interest income on notes from stockholders	(1,623)	(2,008)	(2,111)
Deferred income tax expense (benefit)	6,774	13,093	(12,136)
Gain on termination of interest rate hedge	—	—	(1,139)

Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	12,679	(72,407)	(135,418)
Prepaid expenses and other assets	(13,919)	(15,418)	(12,845)
Distribution of earnings from unconsolidated affiliates	1,734	364	6,867
Accounts payable	(13,507)	18,757	47,433
Accrued expenses	1,977	35,593	74,550
Billings in excess of costs on uncompleted contracts	(1,081)	24,782	14,525
Other liabilities	10,029	34,545	(16,060)
Income taxes receivable/payable	11,372	(30,036)	29,822
Change in deferred foreign currency translation adjustment	(5,350)	(8,926)	6,445
Change in defined benefit minimum pension liability adjustment	5,841	(26,356)	17,492
Net cash provided by operating activities	77,574	46,587	121,266

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for business acquisitions, net of cash acquired	(14,467)	(158,894)	(53,296)
(Payments to) proceeds from investments, net	(10,515)	60,538	—
Deferred income tax on gain from the sale of a building	—	—	(6,494)
Net investment in unconsolidated affiliates	(1,023)	(8,249)	(1,026)
Payments for capital expenditures	(18,926)	(31,175)	(32,300)
Proceeds on sale of property and equipment	603	785	21,301
Net cash used in investing activities	(44,328)	(136,995)	(71,815)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings under credit agreements	—	130,000	342,161
Repayments of borrowings under credit and senior note agreements	(24,482)	(9,106)	(442,013)
Proceeds from issuance of common stock and preferred stock, net of notes receivable	19,938	13,986	51,070
Proceeds from issuance of stock upon exercise of stock options	3,908	4,914	5,754
Proceeds from issuance of common and preferred stock units	6,479	23,071	11,108
Payments to repurchase of former employees’ common stock and common stock units	(44,373)	(70,913)	(58,560)
Payments to redeem stockholders’ notes issued in acquisitions	(1,002)	(2,625)	(595)
Proceeds from issuance of convertible preferred stock	—	—	235,000
Payments of issuance costs of convertible preferred stock	—	—	(2,880)
Payments to redeem preferred stock	—	—	(116,486)
Proceeds from terminating interest rate hedge	—	—	1,139
Payments of dividends on convertible preferred stock	(5,250)	(5,250)	(1,900)
Net cash (used in) provided by financing activities	(44,782)	84,077	23,798

EFFECT OF EXCHANGE RATE CHANGES ON CASH	2,318	196	269

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,218)	(6,135)	73,518
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	69,655	60,437	54,302

CASH AND CASH EQUIVALENTS AT END OF YEAR	$60,437	$54,302	$127,820

SUPPLEMENTAL CASH FLOW INFORMATION:
Retirement of fully depreciated equipment (non-cash)	$27,012	$11,554	$8,122

Interest paid	$9,192	$8,788	$14,584
Income taxes paid, net of refunds received	$16,142	$20,182	$16,366

See accompanying Notes to Consolidated Financial Statements.

AECOM TECHNOLOGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Significant Accounting Policies

Organization— AECOM Technology Corporation, or the Company, provides professional technical services to the United States government, state, local and non-U.S. governments and agencies and commercial customers. These services encompass a variety of technical disciplines, including consulting, planning, architecture, engineering, construction management, project management, asset management, environmental services and design-build services.  These services are applied to a number of areas and industries, including transportation infrastructure; research, testing and defense facilities; water, wastewater and other environmental programs; land development; security and communication systems; institutional, mining, industrial and commercial and energy-related facilities. The Company also provides operations and maintenance services to governmental agencies throughout the United States and abroad.

Fiscal Year—The Company reports results of operations based on 52 or 53-week periods ending on the Friday nearest September 30. For clarity of presentation, all periods are presented as if the year ended on September 30.  Fiscal years 2004, 2005 and 2006 contained 53, 52 and 52 weeks, respectively and ended on October 1, September 30 and September 29, respectively.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates affecting amounts reported in the consolidated financial statements relate to revenues under long-term contracts and self-insurance accruals. Actual results could differ from those estimates.

Principles of Consolidation and Presentation—The consolidated financial statements include the accounts of all subsidiaries and material joint ventures in which the Company has control or is the primary beneficiary. All inter-company accounts have been eliminated in consolidation.

Investments in Unconsolidated Joint Ventures—The Company has non-controlling operational interests in joint ventures accounted for under the equity method. Services performed by the Company and billed to joint ventures with respect to work done by the Company for third-party customers are recorded as revenues of the Company in the period in which such services are rendered. In certain joint ventures, a fee is added to the respective billings from the Company and the other joint venture partners on the amounts billed to the third- party customers. These fees result in earnings to the joint venture and are split with each of the joint venture partners and paid to the joint venture partners upon collection from the third-party customer. The Company records its allocated share of these fees as equity in earnings of joint ventures.

Variable Interest Entities—The Financial Accounting Standards Board (FASB) Financial Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities,” (FIN 46R) requires the primary beneficiary of a variable interest entity (VIE) among other things, to consolidate into its financial statements the financial results of the VIE and to make certain disclosures regarding the VIEs (unless the primary beneficiary also holds a majority voting interest).  At September 30, 2006, the total assets and liabilities of VIEs where the Company was the primary beneficiary were $34.0 million and $22.8 million, respectively, as compared to total assets of $88.7 million and total liabilities of $69.9 million at September 30, 2005.

Revenue Recognition and Costs—In the course of providing its services, the Company routinely subcontracts for services and incurs other direct costs on behalf of its clients. These costs are passed through to clients and, in accordance with industry practice and generally accepted accounting principles, are included in the Company’s revenue. Because subcontractor services and other direct costs can change significantly from project to project and period to period, changes in revenue may not be indicative of business trends.

The Company’s contract revenues are determined using the percentage-of-completion method based generally on the ratio of direct labor dollars incurred to estimated total direct labor dollars at the completion of the contract.  Recognition of revenue and profit under this revenue recognition method is dependent upon the accuracy of a variety of estimates, including engineering progress, materials quantities, the achievement of milestones, penalty provisions, labor productivity and cost estimates.  Due to uncertainties inherent in the estimation progress, it is possible that actual completion costs may vary from estimates.  If estimated total costs on contracts indicate a loss, the Company recognizes that estimated loss in the period the estimated loss first becomes known.

Cost-Plus Contracts.    The Company enters into two major types of cost-plus contracts:

Cost-Plus Fixed Fee.    Under cost-plus fixed fee contracts, the Company charges clients for its costs, including both direct and indirect costs, plus a fixed negotiated fee. The total estimated cost plus the fixed negotiated fee represents the total contract value. The Company recognizes revenue based on the actual labor and other direct costs incurred, plus the portion of the fixed fee it has earned to date.

Cost-Plus Fixed Rate.    Under the Company’s cost-plus fixed rate contracts, the Company charges clients for its direct and indirect costs based upon a negotiated rate. The Company recognizes revenue based on the actual total costs it has expended and the applicable fixed rate.

Certain cost-plus contracts provide for award fees or a penalty based on performance criteria in lieu of a fixed fee or fixed rate. Other contracts include a base fee component plus a performance-based award fee. In addition, the Company may share award fees with subcontractors. The Company records accruals for fee-sharing as fees are earned. The Company generally recognizes revenue to the extent of costs actually incurred plus a proportionate amount of the fee expected to be earned. The Company takes the award fee or penalty on contracts into consideration when estimating revenue and profit rates, and it records revenue related to the award fees when there is sufficient information to assess anticipated contract performance. On contracts that represent higher than normal risk or technical difficulty, the Company may defer all award fees until an award fee letter is received. Once an award letter is received, the estimated or accrued fees are adjusted to the actual award amount.

Certain cost-plus contracts provide for incentive fees based on performance against contractual milestones. The amount of the incentive fees varies, depending on whether the Company achieves above, at, or below target results. The Company originally recognizes revenue on these contracts based upon expected results. These estimates are revised when necessary based upon additional information that becomes available as the contract progresses.

Fixed-Price Contracts.    The Company enters into fixed-price contracts:

Firm Fixed-Price.    The Company’s firm fixed-price contracts have historically accounted for most of its fixed-price contracts. Under firm fixed-price contracts, clients pay the Company an agreed amount negotiated in advance for a specified scope of work. The Company recognizes revenue on firm fixed-price contracts using the percentage-of-completion method described above. Prior to completion, recognized profit margins on any firm fixed-price contract depend on the accuracy of the Company’s estimates and will increase to the extent that its actual costs are below the estimated amounts. Conversely, if the Company’s costs exceed these estimates, its profit margins will decrease and the Company may realize a loss on a project.

Time-and-Materials Contracts.    The Company enters into time-and-materials contracts:

Time-and-Materials Contracts.    Under the Company’s time-and-materials contracts, the Company negotiates hourly billing rates and charges its clients based on the actual time that it expends on a project. In addition, clients reimburse the Company for its actual out-of-pocket costs of materials and other direct incidental expenditures that it incurs in connection with its performance under the contract. The Company’s profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that it directly charges or allocates to contracts compared to negotiated billing rates. Many of the Company’s time-and-materials contracts are subject to maximum contract values and, accordingly, revenue relating to these contracts is recognized as if these contracts were a fixed-price contract.

Service-Related Contracts.  The Company enters into service-related contracts:

Service-Related Contracts.  Service-related contracts, including operations and maintenance services and a variety of technical assistance services, are accounted for over the period of performance, in proportion to the costs of performance.

Contract Claims—In accordance with the American Institute of Certified Public Accountants Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” the Company records contract revenue related to claims only if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated.  If both criteria are met, the Company records revenue only to the extent that contract costs relating to the claim have been incurred.  As of September 30, 2005 and September 30, 2006, the Company had no significant receivables related to contract claims.

 Government Contract Matters—The Company’s federal government and certain state and local agency contracts are subject to among other regulations, regulations issued under the Federal Acquisition Regulations (FAR).  These regulations can limit the recovery of certain specified indirect costs on contracts and subjects the Company to multiple audits by government agencies such as the Defense Contract Audit Agency (DCAA). In addition, most of the Company’s federal and state and local contracts are subject to termination at the discretion of the client.

Audits by the DCAA and other agencies consist of reviews of the Company’s overhead rates, operating systems and cost proposals to ensure that the Company accounted for such costs in accordance with the Cost Accounting Standards of the FAR (CAS). If the DCAA determines the Company has not accounted for such costs consistent with CAS, the DCAA may disallow these costs.  Historically, the Company has not had any material cost disallowances by the DCAA as a result of audit. However, there can be no assurance that audits by the DCAA or other governmental agencies will not result in material cost disallowances in the future.

Cash and Cash Equivalents—The Company’s cash equivalents include highly liquid investments which have an initial maturity of 90 days or less.

Allowance for Doubtful Accounts—The Company records its accounts receivable net of an allowance for doubtful accounts.  This allowance for doubtful accounts is estimated based on management’s evaluation of the contracts involved and the financial condition of its clients. The factors the Company considers in its contract evaluations include, but are not limited to:

•                  Client type — federal or state and local government or commercial client;

•                  Historical contract performance;

•                  Historical collection and delinquency trends;

•                  Client credit worthiness; and

•                  General economic conditions

Concentration of Credit Risk—Financial instruments, which subject the Company to credit risk, consist primarily of cash and cash equivalents and net accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions.  As of September 30, 2005 and September 30, 2006, no accounts receivable from a single commercial client exceeded 10% of the Company’s total accounts receivable. The Company regularly performs credit evaluations of its clients and considers these evaluations in the determination of its allowance for doubtful accounts.

Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The carrying amount of the revolving credit facility and loans under the Senior Executive Equity Investment Plan approximates fair value because the interest rates are based upon variable reference rates. The fair value of the senior secured notes as of September 30, 2005 and September 30, 2006 was not materially different than the carrying value.

Property and Equipment—Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Typically, estimated useful lives range from three to ten years for equipment, furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining terms of the underlying lease agreement.

Deferred Loan Costs—Deferred loan costs that relate to the Company’s Amended and Restated Credit Agreement, Term Credit Agreement and the Senior Notes due 2008 and 2012 are being amortized over the terms of their respective agreements.

Long-lived Assets—Long-lived assets to be held and used are reviewed for impairment whenever events or circumstances indicate that the assets may be impaired.  For assets to be held and used, impairment losses are recognized based upon the excess of the asset’s carrying amount over the fair value of the asset.  For long-lived assets to be disposed, impairment losses are recognized at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Related Intangible Assets—Goodwill represents the excess amounts paid over the fair value of net assets acquired in mergers and acquisitions. In order to determine the amount of goodwill resulting from a merger or acquisition, the Company performs an assessment to determine the value of the acquired company’s tangible and identifiable intangible assets and liabilities. In its assessment, the Company determines whether identifiable intangible assets exist, such as backlog and customer relationships, established workforce, patents, trademarks/trade names and other assets.

Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets”, requires that the Company perform an impairment test of its goodwill at least annually for each reporting unit of the Company. Reporting units for purposes of this test are consistent with the Company’s reportable segments and consist of Professional Technical Services and Management Support Services. The impairment test is a two-step process. During the first step, the Company estimates the fair value of the reporting unit and compares that amount to the carrying value of that reporting unit’s goodwill.  In the event the fair value of the reporting unit is determined to be less than the carrying value, a second step is required.  The second step requires the Company to perform a hypothetical purchase allocation to compare the current implied fair value of the goodwill to the current carrying value of the goodwill.  In the event that the current fair value of the goodwill is less than the carrying value, an impairment charge is recognized.  The Company performs this test annually in its fiscal fourth quarter.

Pension Plans—The Company has certain defined benefit pension plans.  The Company calculates the market-related value of assets, which is used to determine the return-on-assets component of annual pension expense and the cumulative net unrecognized gain or loss subject to amortization.  This calculation reflects the Company’s anticipated long-term rate of return and amortization of the difference between the actual return (including capital, dividends, and interest) and the expected return over a five-year period. Cumulative net unrecognized gains or losses that exceed 10% of the greater of the projected benefit obligation or the market related value of plan assets are subject to amortization.

Insurance Reserves—The Company maintains insurance for business risks.  Insurance coverage contains various retention and deductible amounts for which the Company provides accruals based upon reported claims and an actuarially determined estimated liability for certain claims incurred but not reported.  For certain professional liability risks, the Company’s retention amount under its claims-made insurance policies does not include an accrual for claims incurred but not reported due to the Company’s inability to reliably estimate any potential liability including any potential legal expense to be incurred in defending the Company’s position against such claims if they occur.  The Company believes that its accruals for estimated liabilities associated with professional and other liabilities are sufficient and any excess liability beyond the accrual is not expected to have a material adverse effect on the Company’s results of operations or financial position.

Foreign Currency Translation—Results of operations for foreign entities are translated to U.S. dollars using the average exchange rates during the period. Assets and liabilities for foreign entities are translated using the exchange rates in effect as of the date of the balance sheet. Resulting translation adjustments are recorded as a foreign currency translation adjustment into other comprehensive income/(loss) in stockholders’ equity.  The cumulative foreign currency translation adjustments at September 30, 2005 and 2006, was $(1.8) million and $9.4 million, respectively.

Accounting for Derivative Instruments and Hedging—SFAS No. 133, Accounting for Derivative Instruments and Hedging requires all derivatives to be stated on the balance sheet at fair value. Derivatives that are not hedges or are ineffective hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in other comprehensive income/(loss) until the hedged item is recognized in earnings. The Company’s derivatives are recorded on the balance sheet at fair value and changes in the value of the derivatives are adjusted through income.  As of September 30, 2006, the Company had no derivative instruments reflected on its balance sheet.

Selling, General and Administrative Expenses—Selling, general and administrative expenses are expensed in the period incurred.

Income Taxes—The Company files a consolidated federal income tax return and combined California franchise tax return. In addition, the Company files other returns that are required in the states and jurisdictions in which it does business, which includes the Company and its subsidiaries. The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. In determining the need for a valuation allowance, management reviewed both positive and negative evidence, including current and historical results of operations, future income projections, and potential tax planning strategies. Based upon management’s assessment of all available evidence, the Company has concluded that it is more likely than not that the deferred tax assets will be realized, net of valuation allowance.

Earnings Per Share—Basic earnings per share (EPS) excludes dilution and is computed by dividing the income available to common stock and common stock unit holders by the weighted average number of shares and units outstanding for the period. Diluted EPS is computed by dividing income available to common stock and common stock unit holders by the weighted average number of shares and units outstanding and the weighted average number of potential common shares.  Potential common shares include the dilutive effects of outstanding stock options, stock match shares and units, preferred stock and warrants. The issuance of stock match shares and units is reflected in basic EPS on the last day of the fiscal quarter when the actual number of shares and units is determined based on the quarter-end price per share and in diluted EPS when the match is accrued based on the then current price per share.

Stock-Based Compensation—The Company’s stock compensation plans including its employee stock option plan are accounted for in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations. Under APB 25, to the extent the exercise price equals or exceeds the market price of the underlying stock on the date of the grant, no compensation expense is recognized for options granted to employees.

Recently Issued Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”  (SFAS 158). SFAS 158 requires employers to fully recognize the obligations associated with defined benefit pension plans in their financial statements. The Company will be required to recognize such obligations as of September 30, 2007. Additionally, the Company will be required to measure such obligations as of the end of its fiscal year, rather than up to three months earlier as had been previously permitted, effective in its fiscal year ending September 30, 2009.  The Company is currently evaluating the impact of the provisions of SFAS 158 on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the fiscal year ending September 30, 2009. The Company is currently evaluating the impact of the provisions of SFAS 157 on its results of operations and financial position.

In June 2006, the FASB issued FASB Interpretation FIN, No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. FIN 48 prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Additionally, FIN 48 provides guidance on recognition or de-recognition of interest and penalties, changes in judgment in interim periods, and disclosures of uncertain tax positions.  FIN 48 becomes effective for the Company in fiscal year beginning October 1, 2007.  The Company is in the process of determining the effect of the adoption of FIN 48 on its results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154), which applies to all voluntary changes in accounting principle, as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized in net income as a cumulative effect of changing to the new accounting principle.  SFAS 154 now requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to do so.  SFAS 154 becomes effective for the Company in fiscal year beginning October 1, 2006.  The Company does not currently anticipate any voluntary changes in accounting principle or errors that would require such retroactive application.

In December 2004, the FASB issued its final SFAS on accounting for share-based payments (SBPs) SFAS No. 123 (revised 2004), “Share-Based Payments” (SFAS 123R) that requires the Company to expense the value of employee stock options and similar awards. Under SFAS 123R, SBP awards result in a cost that will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. Compensation expense for awards that vest would not be reversed if the awards expire without being exercised. SFAS 123R becomes effective for the Company in its fiscal year beginning October 1, 2006. Upon adoption of SFAS 123R, the Company will adopt the prospective transition method. Under this method, prior periods will not be restated to reflect the impact of SFAS 123R.  To the extent that the Company issues stock options after October 1, 2006, results of operations will be negatively impacted.

2.  Mergers and Acquisitions

In fiscal year 2004, the Company consummated the following two strategic merger and acquisition transactions:

•                  Planning and Development Collaborative International, Inc., (PADCO).  In April 2004, the Company acquired 100% of the capital stock of PADCO, a Virginia-based professional technical services firm which provides services to the U.S. Agency for International Development and other multi-lateral aid and development agencies.  The consideration consisted of cash and Company common stock.

•                  UMA Group Ltd. (UMA).  In September 2004, the Company acquired 100% of the capital stock of UMA, a Vancouver, B.C.-based professional technical services firm which provides services to community infrastructure, earth and water, industrial and transportation market sectors.  The consideration consisted of cash and exchangeable stock of a subsidiary.

The aggregate value of all consideration for the fiscal 2004 mergers and acquisitions was approximately $35.5 million.

In fiscal year 2005, the Company consummated seven merger and acquisition transactions, the largest of which was:

Tiger Acquisition Corp.  In September 2005, the Company acquired 100% of the capital stock of Tiger Acquisition Corp., parent company of ENSR International, a U.S.-based professional technical services firm and a leader in the environmental management market.  The consideration was valued at $135.0 million and consisted of cash.

In addition, in fiscal year 2005, the Company consummated other strategic merger and acquisition transactions including the following:

•                  W.E. Bassett (Bassett).  In October 2004, the Company acquired 100% of the capital stock of Bassett, an Australian professional technical services firm which specializes in building engineering. The consideration consisted of cash and Company common stock.

•                  The Austin Company (Austin).  In January 2005, the Company acquired certain assets and certain liabilities of two offices of Austin, an Illinois-based professional technical services firm which is a leader in design-build projects.  Subsequent to the acquisition, the Company combined those purchased assets with certain of its other design-build operations to form Austin-AECOM.  The consideration consisted of cash.

•                  Bullen Consultants Limited (Bullen).  In March 2005, the Company acquired 100% of the capital stock of Bullen, a U.K.-based professional technical services firm which specializes in transportation and environmental engineering.  The consideration consisted of cash and Company common stock.

Further, in fiscal year 2005, small niche acquisitions included JWD Group, a California-based professional technical services firm, Entranco, Inc. a Washington-based professional technical services firm and JF Thompson, a Texas-based professional technical services firm.

The aggregate value of all consideration for the fiscal 2005 mergers and acquisitions was approximately $176.7 million.

In fiscal year 2006, the Company consummated four merger and acquisition transactions, the largest of which was:

EDAW, Inc. (EDAW).  In December 2005, the Company acquired 100% of the capital stock of EDAW, a San-Francisco based professional technical services firm which specializes in global urban development and planning projects.  The consideration  was valued at $70.0 million and consisted of cash and Company common stock and is subject to a purchase allocation adjustment based upon the final determination of its tangible and intangible net asset value as of the date of acquisition.

In addition, in fiscal year 2006 the Company consummated the following strategic merger and acquisition transaction:

Cansult Limited (Cansult).  In September 2006, the Company, through its wholly-owned subsidiary AECOM CM Holding Corporation, acquired 100% of the capital stock of Cansult, a Toronto, Canada-based professional technical services firm that is a market leader in the infrastructure development in the UAE.  The consideration consisted of cash and is subject to a purchase allocation adjustment based upon the final determination of its tangible and intangible net asset value as of the date of acquisition.  Simultaneous with the transaction, the Company made a capital contribution into Cansult.  The proceeds of this capital contribution were primarily used to fund the payment of certain employment-related liabilities.  Subsequent to the transaction, Cansult was combined with certain of the Company’s Middle Eastern subsidiaries to form the operating company Cansult Maunsell.

Further, in fiscal year 2006, small niche acquisitions included Pittndrigh, Shinkfield and Bruce, a Sydney, Australia based professional technical services firm and City Planning Consultants Limited, a Hong-Kong, China-based professional technical services firm.

The aggregate value of all consideration for the fiscal 2006 mergers and acquisitions was approximately $89.5 million.

The following table summarizes the estimated fair values, in thousands, of the assets acquired and liabilities assumed as of the dates of the acquisitions:

	Fiscal Year Ended
	September 30, 2005	September 30, 2006

Current assets	$99,158	$91,064
Property and equipment	10,175	7,062
Other non-current assets	7,284	931
Goodwill	101,628	55,643
Other intangible assets	20,290	9,600
Current liabilities	(59,529)	(72,824)
Other non-current liabilities	(2,319)	(1,982)
Net assets acquired	$176,687	$89,494

All of the acquisitions above were accounted for under the purchase method of accounting.  As such, the purchase consideration of each acquired company was allocated to acquired tangible and intangible assets and liabilities based upon their fair values. The excess of the purchase consideration over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill and is included in the accompanying consolidated balance sheets. The results of operations of each of the companies acquired have been included in the Company’s financial statements from the dates of acquisition.

The table below presents summarized unaudited pro forma operating results assuming that the Company had acquired UMA, ENSR, EDAW and Cansult at the beginning of the fiscal years immediately preceding each acquisition (the beginning of fiscal year 2004, 2004, 2005 and 2006, respectively) presented (in thousands, except per share data-unaudited):

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006
Revenue	$2,254,285	$2,769,800	$3,508,587
Income from operations	$83,064	$96,756	$119,729
Net income	$43,300	$49,755	$60,478

Earnings per share:
Basic	$1.61	$1.81	$2.18
Diluted	$1.49	$1.65	$1.71

Weighted average shares outstanding:
Basic	26,890	27,476	27,694
Diluted	32,717	33,525	36,598

3.   Goodwill and Other Intangible Assets

Effective October 1, 2001, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement changed the accounting method for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. The Company did not record a transitional goodwill impairment charge nor has it incurred any goodwill impairment charges since its adoption of this standard.

The changes in the carrying value of goodwill by segment for the fiscal years ended September 30, 2005 and September 30, 2006 were as follows:

	Fiscal Year 2005
	September 30, 2004	Goodwill Additions	Post-Acquisition Adjustments	September 30, 2005
	(in thousands)
Reporting Unit :
Professional Technical Services	$284,411	$88,958	$21,761	$395,130
Management Support Services	8,933	—	—	8,933
Total	$293,344	$88,958	$21,761	$404,063

	Fiscal Year 2006
	September 30, 2005	Goodwill Additions	Post-Acquisition Adjustments	September 30, 2006
	(in thousands)
Reporting Unit:
Professional Technical Services	$395,130	$61,273	$1,172	$457,575
Management Support Services	8,933	—	—	8,933
Total	$404,063	$61,273	$1,172	$466,508

The gross amounts and accumulated amortization of the Company’s acquired identifiable intangible assets with finite useful lives as of September 30, 2005 and September 30, 2006, included in Intangible and other assets—net in the accompanying Consolidated Balance Sheets, were as follows:

	September 30, 2005		September 30, 2006
Identifiable Intangible Assets:	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
	(in thousands)
Backlog	$8,052	$2,348	$16,687	$15,254
Customer relationships	22,313	619	18,179	2,180
Trademarks/Trade-names	4,900	82	899	163
Total	$35,265	$3,049	$35,765	$17,597

Identifiable intangible assets acquired during the fiscal years ended September 30, 2005 and September 30, 2006 consisted of the following amounts, in thousands, with the following weighted average amortization periods:

	September 30, 2005		September 30, 2006
Identifiable Intangible Assets:	Value Ascribed	Weighted Average Life	Value Ascribed	Weighted Average Life

Backlog	$9,283	1.1 years	$5,485	0.9 years
Customer relationships	10,407	10.0 years	3,816	10.0 years
Trademarks/Trade-names	600	5.0 years	299	5.0 years
Total	$20,290	5.8 years	$9,600	4.7 years

At the time of acquisition, the Company estimates the amount of the identifiable intangible assets acquired based upon historical valuations and the facts and circumstances available at the time.  The Company concludes the value of identifiable intangible assets during the purchase allocation period.  This period may cross into the next fiscal year.  For the years ended September 30, 2005 and September 30, 2006, the Company’s amortization expense for acquired intangible assets with finite useful lives was $3.0 million and $14.5 million, respectively.  The following table presents, in thousands, estimated future amortization expense for acquired intangibles:

2007	$2,969
2008	2,459
2009	1,998
2010	1,988
2011	1,844
Thereafter	6,910
Total	$18,168

The goodwill and other identifiable intangible assets created in the acquisitions are amortizable for tax purposes relative to the Austin and Entranco acquisitions.  The goodwill and other identifiable intangibles created in the acquisitions, relative to the remaining acquisitions, are not amortizable for tax purposes.

4.  Accounts Receivable—Net

Net accounts receivable consisted of the following as of September 30, 2005 and September 30, 2006:

	Fiscal Year Ended
	September 30, 2005	September 30, 2006
	(in thousands)
Billed	$408,337	$543,606
Unbilled	291,495	372,034
Contract retentions	31,096	38,921
Total accounts receivable—gross	730,928	954,561

Allowance for doubtful accounts	(27,091)	(41,383)
Total accounts receivable—net	$703,837	$913,178

Billings in excess of costs on uncompleted contracts	$122,825	$143,283

Billed accounts receivable represent amounts invoiced to clients that have yet to be collected. Contract retentions represent amounts invoiced to clients; however payment has been withheld pending the completion of certain milestones, other contractual conditions or upon the completion of the project.  These retention agreements vary from project to project and could be outstanding several months or years. Unbilled accounts receivable represents revenue recognized but not yet invoiced to the client due to contract terms or the timing of accounting invoicing cycles. Substantially all unbilled receivables as of September 30, 2006 are expected to be billed and collected within twelve months.

Other than U.S. government, no single client accounted for more than 10% of the Company’s outstanding receivables at September 30, 2005 and September 30, 2006.

5.  Off Balance Sheet Risk and Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company’s cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in the United States, Europe, Australia, New Zealand and Hong Kong. In the U.S., the Company invests its excess cash through a major bank in commercial paper of companies with strong credit ratings and in a variety of industries, and through a large financial asset manager in various marketable debt securities. These securities typically mature within 30 days and, therefore, bear minimal risk. If the Company extends a significant portion of its credit to clients in a specific geographic area or industry, the Company may experience disproportionately high levels of default if those clients are adversely affected by factors particular to their geographic area or industry.  Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base, including, in large part, governments, government agencies and quasi-government organizations, and their dispersion across many different industries and geographies. In fiscal year 2006, foreign revenues represented approximately 27.0% of the Company’s total revenues. In order to mitigate credit risk, the Company continually reviews the credit worthiness of its major private clients

6.  Income Taxes

Income tax expense for fiscal years 2004, 2005 and 2006 consisted of the following:

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006
	(in thousands)
Current:
Federal	$9,547	$3,399	$19,135
State	3,078	3,219	5,916
Foreign	6,585	9,268	12,308
Total current income tax expense	19,210	15,886	37,359

Deferred:
Federal	3,541	13,223	(10,388)
State	3,233	(130)	(3,165)
Foreign	—	—	1,417
Total deferred income tax expense/(benefit)	6,774	13,093	(12,136)

Total income tax expense	$25,984	$28,979	$25,223

Temporary differences comprising the net deferred income tax asset (liability) shown on the accompanying consolidated balance sheets were as follows:

	Fiscal Year Ended
	September 30, 2005	September 30, 2006
	(in thousands)
Deferred Tax Asset:
Compensation and benefit accruals not currently deductible	$64,025	$94,124
Gain on the disposal of assets	—	6,892
Net operating loss carryover	40,996	44,854
Self insurance reserves	14,398	22,511
R&D tax credit carryover	24,906	7,680
Pension liability	30,896	23,918
Foreign tax attributes	1,997	1,817
Accrued liabilities	7,929	12,816
Foreign and other tax credits	391	256
Investments in joint ventures/non-controlled subsidiaries	540	554
Other	—	156
Total deferred tax asset	186,078	215,578

Deferred Tax Liability:
Unearned revenue	(50,490)	(75,388)
Depreciation and amortization	(13,266)	(18,842)
Acquired intangible assets	(12,835)	—
State taxes	(130)	(4,611)
Other	(187)	—
Total deferred tax liability	(76,908)	(98,841)

Valuation allowance	(57,180)	(31,112)
Net deferred tax asset	$51,990	$85,625

As of September 30, 2006, the Company had state research & development (R&D) credit carry-forwards for income tax purposes of approximately $7.7 million, which will begin to expire in 2020, Federal net operating loss carry-forwards of approximately $103.8 million and state net operating loss carry-forwards of approximately $123.9 million, both of which will begin to expire in 2007.  Under the Tax Reform Act of 1986, Federal and California tax credits may be subject to a future annual limitation on their usage if the Company has an ownership change as defined in the Internal Revenue Code, or IRC.

As of September 30, 2006, the deferred tax asset was $215.6 million.  The Company has recorded a valuation allowance of approximately $31.1 million related to state R&D tax credits, net operating loss carryovers and foreign tax attributes.  The Company has performed the required assessment of positive and negative evidence regarding the realization of the net deferred tax asset in accordance with SFAS No. 109, “Accounting for Income Taxes.”  This assessment included the evaluation of scheduled reversals of deferred tax liabilities, the availability of carry-forwards and estimates of projected future taxable income.  Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the remaining asset of $184.5 million will be realized and, as such, no additional valuation allowance has been provided.

Total income tax expense was different than the amount computed by applying the Federal statutory rate as follows:

	Fiscal Year Ended
	September 30, 2004		September 30, 2005		September 30, 2006
	Amount	%	Amount	%	Amount	%
	($ in thousands)
Tax at federal statutory rate	$26,747	35%	$28,977	35%	$27,619	35%
Tax credits	(759)	(1)%	—	—%	—	—%
State taxes, net of Federal benefit	3,078	4%	3,219	4%	1,788	2%
Foreign income tax	(4,597)	(6)%	(5,528)	(7)%	(2,498)	(3)%
Foreign tax attributes	1,450	2%	—	—%	—	—%
Section 965 dividend	—	—%	—	—%	2,495	3%
Disallowance of meals & entertainment expense	774	1%	827	1%	770	1%
Other permanent differences	740	1%	1,484	2%	(1,105)	(1)%
Valuation allowance	(1,449)	(2)%	—	—%	(3,846)	(5)%
Total income tax expense	$25,984	34%	$28,979	35%	$25,223	32%

The Company’s income tax returns are regularly audited and reviewed by the Internal Revenue Service (IRS) and state taxing authorities. During the fourth quarter of 2006, the IRS completed an examination and its Joint Committee review for fiscal years 1996 through 2004. The major issue raised by the IRS related to R&D tax credits recognized during fiscal years 2000 through 2004.  The amount of R&D tax credits recognized for financial statement purposes represented the amount that the Company estimated would be ultimately realized.  However, with the completion of the examination and review, the Company has determined that the amount of R&D tax credits to which the Company is entitled to is more than the estimated realizable amount.  Consequently, the Company has recognized a decrease in the valuation allowance for the Federal R&D tax credits of $3.8 million.

The Company has not provided for U.S. taxes or foreign withholding taxes on approximately $71.8 million of undistributed earnings from non-U.S. subsidiaries because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits may become available under current law to reduce the resulting U.S. income tax liability.

 During October 2004, The American Jobs Creation Act of 2004 (the Act) was signed into law, adding Section 965 to the IRC. Section 965 of the IRC provides a special one-time deduction of 85.0% of certain foreign earnings that are repatriated under a domestic reinvestment plan, as defined therein. The effective Federal tax rate on any qualified repatriated foreign earnings under Section 965 equals 5.25%. The Company could elect to apply this provision to a qualified earnings repatriation made during its fiscal year 2006.   During the fourth quarter of 2006, the Company and its Board of Directors approved a plan to repatriate approximately $67.0 in previously un-remitted foreign earnings under the Act, which were remitted in the Company’s fourth quarter of 2006.  Of the $67.0 million of earnings repatriated from its foreign subsidiaries, approximately $61.7 million qualifies for the 85.0% dividends received deduction under Section 965. A tax provision of approximately $2.5 million for the repatriation of certain foreign earnings has been recorded as income tax expense for year ended September 30, 2006.

7.  Investments in Unconsolidated Joint Ventures

The Company’s unconsolidated joint ventures provide architecture, engineering, program management, construction management and operations and maintenance services. Joint ventures, the combination of two or more partners, are generally formed for a specific project. Management of the joint venture is typically controlled by a joint venture executive committee, comprised of a representative from each joint venture partner with equal voting rights, irrespective of the ownership percentage.  The ownership percentage is typically representative of the work to be performed or the amount of risk assumed by each joint venture partner. The executive committee provides management oversight and assigns work efforts to the joint venture partners.

The majority of the Company’s unconsolidated joint ventures have no employees and minimal operating expenses. For these joint ventures, the Company’s own employees perform work for the joint venture, which is then billed to a third-party customer by the joint venture. These joint ventures function as pass through entities to bill the third-party customer. The Company includes the services performed for these joint ventures, and the costs associated with these services, in the Company’s results of operations. In certain joint ventures where a fee is added by the joint venture to client billings, the Company’s portion of that fee is recorded in equity in earnings of joint ventures.

The Company also has unconsolidated joint ventures that have their own employees and operating expenses and to which the Company generally makes a capital contribution. These joint ventures generally provide operations and maintenance services for governmental facilities. The Company accounts for these joint ventures using the equity method.

Summary financial information on the unconsolidated joint ventures is as follows:

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006
Financial position:
Current assets	$23,271	$82,566	$149,547
Current liabilities	(17,787)	(44,864)	(105,767)
Working capital	5,484	37,702	43,780
Non-current assets	5,466	6,632	9,794
Non-current liabilities	(214)	(1,384)	(3,047)
Joint ventures’ equity	$10,736	$42,950	$50,527

Amount recorded as investment in joint ventures	$8,993	$19,230	$19,943

Joint Ventures’
Total revenues	$421,536	$508,007	$966,938
Cost of revenues	414,576	495,794	947,415
Net income	$6,960	$12,213	$19,523

Equity in earnings of joint ventures	$2,517	$2,352	$6,554

8.  Property and Equipment

Property and equipment, at cost, consists of the following:

	Fiscal Year Ended
	September 30, 2005	September 30, 2006
	(in thousands)

Land	$1,354	$—
Buildings	11,029	—
Leasehold improvements	23,685	31,539
Computer systems and equipment	55,743	72,359
Furniture and fixtures	14,095	10,923
Automobiles	1,987	1,919
Total	107,893	116,740
Accumulated depreciation and amortization	(28,365)	(26,417)
Property and equipment, net	$79,528	$90,323

Depreciation expense for the fiscal years ended September 30, 2005 and September 30, 2006 was $16.3 million and $24.2 million, respectively.  Amortization expense of capitalized software costs for fiscal years ended September 30, 2005 and September 30, 2006 was $2.3 million and $3.9 million, respectively. The unamortized capitalized software costs at September 30, 2005 and September 30, 2006 were $19.9 million and $21.5 million, respectively. During the fiscal years ended September 30, 2005 and September 30, 2006, the Company retired $11.6 million and $8.1 million, respectively, of fully depreciated equipment.

Depreciation and amortization are provided using primarily the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements and capitalized leases, the lesser of the remaining life of the lease or its estimated useful life. Estimated useful lives for the building was 20 years and ranges from two to 12 years for leasehold improvements, three to seven years for machinery and equipment, five to 10 years for furniture and fixtures and three to 10 years for automobiles and trucks.

9.  Employee Benefit Plans

Pension Plan—In the United States, the Company sponsors a Defined Benefit Pension Plan (the Pension Plan) which covers substantially all permanent employees hired as of March 1, 1998, is subject to eligibility and vesting requirements, and required contributions from participating employees through March 31, 1998. Benefits under this plan generally are based on the employee’s years of creditable service and compensation. Effective April 1, 2004, the Company set a maximum on the amount of compensation used to determine pension benefits based on the highest calendar year of compensation earned in the 10 completed calendar years from 1994 through 2003, or the relevant IRS annual compensation limit, currently $200,000, whichever is lower.

Effective April 1, 1998, the Company adopted a new Floor Offset Defined Contribution Pension Plan (the 401k Pension Plan) to replace the Pension Plan. The 401(k) Pension Plan accepts pre-tax and after-tax contributions from participants in amounts up to 1.5% of compensation, which are then matched dollar for dollar by the Company, and are invested in the Defined Contribution 401 (k) account. Company matches become vested five years after participant’s date of hire. The benefits of participants who were enrolled in the Pension Plan as of March 1, 1998, are grandfathered: i.e., upon retirement, the participant will receive the balance in the participant’s Defined Contribution Account and, in addition, the Pension Plan will pay the participant a benefit actuarially based on the difference between the benefit calculated under the Pension Plan and the balance that the participant will have in his or her Defined Contribution Account, if the participant contributes 1.5% from April 1, 1998, until the participant’s retirement, and, if the Defined Contribution Account remains invested in the Retirement Benchmark Fund. In the event that a participant elects to contribute less than 1.5% or moves the participant’s Defined Contribution Account out of the Retirement Benchmark Fund prior to retirement, the Pension Plan will pay the participant a differential, wherein the total benefit may be more or less than the benefit provided for under the Pension Plan depending on the amount of the participant’s contributions and the performance of the participant’s self-directed investment. In the case of highly compensated employees, in order to comply with IRS requirements, some, or all, of this differential may be paid by the Company rather than by the Pension Plan. Employees who were not participants in the Pension Plan as of March 1, 1998, will be entitled to receive only the vested balance in their Defined Contribution Account.  Outside the United States, the Company sponsors various pension plans which are appropriate to the country in which the Company operates, some of which are government mandated.

The following tables provide reconciliations of the changes in the total Company’s, U.S.’ and non-U.S.’ plans’ benefit obligations and reconciliations of the changes in the fair value of assets for the years ending September 30, 2004, 2005, and 2006, and reconciliations of the funded status as of September 30 of each year.

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006
	(in thousands)
Total Company
Change in Benefit Obligation:

Benefit obligation at beginning of year	$300,499	$324,687	$432,896
Service cost	8,283	7,722	8,325
Participant contributions	3,081	3,706	2,980
Interest cost	16,697	19,989	21,959
Plan amendments	(16,968)	—	424
Benefits paid	(9,525)	(12,599)	(14,752)
Actuarial (gain) loss	7,549	56,005	(24,569)
Acquisitions	—	38,452	(277)
Foreign currency translation loss (gain)	15,071	(5,066)	17,760
Benefit obligation at end of year	$324,687	$432,896	$444,746

U.S. Plans
Change in Benefit Obligation:

Benefit obligation at beginning of year	$115,712	$110,164	$130,109
Service cost	3,624	2,987	3,060
Participant contributions	444	406	243
Interest cost	6,534	6,710	6,711
Plan amendments	(8,665)	—	424
Benefits paid	(5,255)	(6,025)	(7,526)
Actuarial (gain) loss	(2,230)	15,867	(10,042)
Acquisitions	—	—	—
Foreign currency translation loss (gain)	—	—	—
Benefit obligation at end of year	$110,164	$130,109	$122,979

Non-U.S. Plans
Change in Benefit Obligation:

Benefit obligation at beginning of year	$184,787	$214,523	$302,787
Service cost	4,659	4,735	5,265
Participant contributions	2,637	3,300	2,737
Interest cost	10,163	13,279	15,248
Plan amendments	(8,303)	—	—
Benefits paid	(4,270)	(6,574)	(7,226)
Actuarial (gain) loss	9,779	40,138	(14,527)
Acquisitions	—	38,452	(277)
Foreign currency translation loss (gain)	15,071	(5,066)	17,760
Benefit obligation at end of year	$214,523	$302,787	$321,767

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006
	(in thousands)
Total Company
Change in Plan Assets:

Fair value of plan assets at beginning of year	$172,055	$215,246	$278,703
Actual return on plan assets	26,726	26,101	27,523
Acquisitions	—	27,250	(277)
Employer contributions	15,336	23,079	22,282
Participant contributions	3,081	3,706	2,980
Benefits paid	(9,525)	(12,599)	(14,752)
Administrative expenses	(1,236)	(1,249)	—
Foreign currency translation (loss) gain	8,809	(2,831)	12,154
Fair value of plan assets at end of year	$215,246	$278,703	$328,613

U.S. Plans
Change in Plan Assets:

Fair value of plan assets at beginning of year	$63,263	$75,049	$80,662
Actual return on plan assets	10,897	5,868	8,132
Acquisitions	—	—	—
Employer contributions	6,936	6,613	7,864
Participant contributions	444	406	243
Benefits paid	(5,255)	(6,025)	(7,526)
Administrative expenses	(1,236)	(1,249)	—
Foreign currency translation (loss) gain	—	—	—
Fair value of plan assets at end of year	$75,049	$80,662	$89,375

Non-U.S. Plans
Change in Plan Assets:

Fair value of plan assets at beginning of year	$108,792	$140,197	$198,041
Actual return on plan assets	15,829	20,233	19,391
Acquisitions	—	27,250	(277)
Employer contributions	8,400	16,466	14,418
Participant contributions	2,637	3,300	2,737
Benefits paid	(4,270)	(6,574)	(7,226)
Administrative expenses	—	—	—
Foreign currency translation (loss) gain	8,809	(2,831)	12,154
Fair value of plan assets at end of year	$140,197	$198,041	$239,238

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006
	(in thousands)
Total Company
Reconciliation of Funded Status:

Funded status at end of year	$(109,441)	$(154,193)	$(116,133)
Unrecognized actuarial loss	84,928	113,805	84,033
Unrecognized prior service cost	(18,060)	(15,768)	(13,838)
Accrued benefit cost	(42,573)	(56,156)	(45,938)
Contribution made after measurement date	10,100	7,124	12,586
Accrued benefit cost	$(32,473)	$(49,032)	$(33,352)

U.S. Plans
Reconciliation of Funded Status:

Funded status at end of year	$(35,115)	$(49,447)	$(33,604)
Unrecognized actuarial loss	33,004	40,713	28,949
Unrecognized prior service cost	(8,116)	(6,877)	(5,295)
Accrued benefit cost	(10,227)	(15,611)	(9,950)
Contribution made after measurement date	27	28	159
Accrued benefit cost	$(10,200)	$(15,583)	$(9,791)

Non-U.S. Plans
Reconciliation of Funded Status:

Funded status at end of year	$(74,326)	$(104,746)	$(82,529)
Unrecognized actuarial loss	51,924	73,092	55,084
Unrecognized prior service cost	(9,944)	(8,891)	(8,543)
Accrued benefit cost	(32,346)	(40,545)	(35,988)
Contribution made after measurement date	10,073	7,096	12,427
Accrued benefit cost	$(22,273)	$(33,449)	$(23,561)

In accordance with the provisions of SFAS No. 87, “Employers Accounting for Pensions” (SFAS 87) the Company recorded a minimum pension liability representing the excess of the accumulated benefit obligation over the fair value of plan assets. The liability has been offset by intangible assets to the extent possible. Because the asset recognized may not exceed the amount of unrecognized past service cost, the balance of the liability is reported in accumulated other comprehensive income, net of applicable deferred income taxes.

The following table sets forth the amounts recognized in the balance sheet as of September 30 of each year:

	Fiscal Year Ended
	September 30,	September 30,	September 30,
	2004	2005	2006
	(in thousands)
Total Company
Amounts Recognized in the Balance Sheet:

Prepaid benefit costs	$4,740	$5,585	$6,040
Accrued benefit liability (included in other long-term liabilities)	(84,591)	(126,642)	(99,117)
Intangible assets	11	1,278	1,008
Accumulated other comprehensive income	37,267	63,623	46,131
Contribution made after measurement date	10,100	7,124	12,586
Net amount recognized at year-end	$(32,473)	$(49,032)	$(33,352)

U.S. Plans
Amounts Recognized in the Balance Sheet:

Prepaid benefit costs	$—	$—	$—
Accrued benefit liability (included in other long-term liabilities)	(28,330)	(43,809)	(29,392)
Intangible assets	11	1,278	1,008
Accumulated other comprehensive income	18,092	26,920	18,434
Contribution made after measurement date	27	28	159
Net amount recognized at year-end	$(10,200)	$(15,583)	$(9,791)

Non-U.S. Plans
Amounts Recognized in the Balance Sheet:

Prepaid benefit costs	$4,740	$5,585	$6,040
Accrued benefit liability (included in other long-term liabilities)	(56,261)	(82,833)	(69,725)
Intangible assets	—	—	—
Accumulated other comprehensive income	19,175	36,703	27,697
Contribution made after measurement date	10,073	7,096	12,427
Net amount recognized at year-end	$(22,273)	$(33,449)	$(23,561)

The following table details the components of net periodic benefit cost for the plans in fiscal years 2004, 2005 and 2006:

	Fiscal Year Ended
	September 30,	September 30,	September 30,
	2004	2005	2006
	(in thousands)
Total Company
Components of Net Periodic Benefit Cost:
Service cost	$8,283	$7,722	$8,325
Interest cost	16,697	19,989	21,959
Expected return on plan assets	(16,274)	(18,989)	(20,191)
Amortization of prior service costs	(1,198)	(2,122)	(2,037)
Recognized actuarial loss	5,108	5,908	11,565
Settlement loss	—	399	—
Net periodic benefit cost	12,616	12,907	19,621
Company matches in 401(k) plan	5,041	5,234	6,474
Total net periodic benefit cost and company matches	$17,657	$18,141	$26,095

U.S. Plans
Components of Net Periodic Benefit Cost:
Service cost	$3,624	$2,987	$3,060
Interest cost	6,534	6,710	6,711
Expected return on plan assets	(5,800)	(6,167)	(6,482)
Amortization of prior service costs	(642)	(1,239)	(1,158)
Recognized actuarial loss	4,247	3,821	5,730
Settlement loss	—	—	—
Net periodic benefit cost	7,963	6,112	7,861
Company matches in 401(k) plan	5,041	5,234	6,474
Total net periodic benefit cost and company matches	$13,004	$11,346	$14,335

Non-U.S. Plans
Components of Net Periodic Benefit Cost:
Service cost	$4,659	$4,735	$5,265
Interest cost	10,163	13,279	15,248
Expected return on plan assets	(10,474)	(12,822)	(13,709)
Amortization of prior service costs	(556)	(883)	(879)
Recognized actuarial loss	861	2,087	5,835
Settlement loss	—	399	—
Net periodic benefit cost	4,653	6,795	11,760
Company matches in 401(k) plan	—	—	—
Total net periodic benefit cost and company matches	$4,653	$6,795	$11,760

The amount, net of applicable deferred income taxes, included in other comprehensive income arising from a change in the additional minimum pension liability was $(5.8) million, $26.4 million and $(17.5) million in fiscal 2004, 2005 and 2006, respectively.

The table below provides additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets.

	Fiscal Year Ended
	September 30,	September 30,	September 30,
	2004	2005	2006
	(in thousands)
Total Company
Projected benefit obligation	$307,015	$414,125	$423,323
Accumulated benefit obligation	$280,821	$376,265	$390,956
Fair value of plan assets	$197,428	$258,236	$306,146

U.S. Plans
Projected benefit obligation	$110,164	$130,108	$122,979
Accumulated benefit obligation	$103,379	$124,471	$118,767
Fair value of plan assets	$75,049	$80,662	$89,375

Non-U.S. Plans
Projected benefit obligation	$196,851	$284,017	$300,344
Accumulated benefit obligation	$177,442	$251,794	$272,189
Fair value of plan assets	$122,379	$177,574	$216,771

The table below provides the expected future benefit payments:

	Total	U.S.	Non-U.S
	(in thousands)
2007	$14,396	$6,090	$8,306
2008	19,311	11,423	7,888
2009	17,459	8,052	9,407
2010	18,602	8,588	10,014
2011	21,408	8,847	12,561
2012 - 2016	122,830	52,149	70,681

The underlying assumptions for the pension plans are as follows:

	Fiscal Year Ended
	September 30,	September 30,	September 30,
	2004	2005	2006
Major assumptions for U.S.-based plans at plan year-end:

Discount rate	6.25%	5.25%	5.25%
Rate of increase in compensation levels	4.00%	4.00%	4.00%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%

Major assumptions for U.K./Australia-based plans at plan year-end:

Discount rate	5.75% / 5.50%	5.75% / 5.50%	5.00%
Rate of increase in compensation levels	3.50%	3.50%	n/a / 3.50%
Expected long-term rate of return on plan assets	7.25%	7.25%	5.00% / 7.00%

Pension costs are determined using the assumptions as of the beginning of the plan year (October 1). The funded status is determined using the assumptions as of the end of the plan year.

The following supplemental information is provided for the qualified plan in the U.S.:

	Fiscal Year Ended
	September 30, 2005	September 30, 2006
Asset Allocation Information:
Actual asset allocations:
Domestic equity	54%	54%
International equity	15%	15%
Debt	30%	27%
Cash	1%	4%
Total	100%	100%

The following supplemental information is provided for the qualified plan in the U.K.:

	Fiscal Year Ended
	September 30, 2005	September 30, 2006
Asset Allocation Information:
Actual asset allocations:
Domestic equity	40% / 43%	36%
International equity	25% / 29%	26%
Debt	31% / 32%	38%
Cash	—%	—%
Total	100%	100%

The following supplemental information is provided for the qualified plan in Australia:

	Fiscal Year Ended
	September 30, 2005	September 30, 2006
Asset Allocation Information:
Actual asset allocations:
Domestic equity	38%	38%
International equity	24%	25%
Property	7%	7%
Debt	24%	28%
Cash	7%	2%
Total	100%	100%

The Company’s policy is to minimize the risk of large losses through diversification in a portfolio of stocks, bonds, and cash equivalents which may reflect varying rates of return.  The percentage of assets allocated to cash is to assure liquidity to meet benefit disbursements and general operating expenses.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio and the diversification of the portfolio.  This resulted in the selection of an 8% long-term rate of return on assets assumption for the fiscal year ending September 2006.

Other Plans—Inaddition, substantially all permanent employees are eligible to participate in other defined contribution plans provided by the Company. Under these plans, participants may make certain contributions as a percentage of their salary. The Company does not make direct cash contributions to these plans; however, it is anticipated that the “Retirement and Savings Plan,” or RSP, (Note 13—Stock Plans) will make allocations of the Company’s Common Stock (based on Company Contributions of Common Stock to the RSP and/or forfeitures of Common Stock within the RSP) to employee accounts in the RSP and the Company may also make matching contributions of Common Stock Units to the Stock Purchase Plan (Note 13—Stock Plans) both based, in part, on the employee’s contributions to these other defined contribution plans.

10.   Accrued Expenses

Accrued expenses of the Company consist of the following:

	September 30, 2005	September 30, 2006
	(in thousands)
Accrued salaries and benefits	$153,906	$190,504
Accrued contract costs	98,015	153,071
Other accrued expenses	21,935	21,973
Total accrued expenses	$273,856	$365,548

11.   Leases

The Company and its subsidiaries are lessees in non-cancelable leasing agreements for office buildings and equipment which expire at various dates. The following table presents, in thousands, amounts payable under non-cancelable operating lease commitments during the following fiscal years:

Fiscal Year:	Operating
2007	$87,163
2008	71,905
2009	60,071
2010	48,580
2011	41,509
Thereafter	137,403
Total	$446,631

Included in the above table are commitments totaling $33.3 million related to the sale-leaseback of the Company’s Orange, California facility during fiscal 2006.  The sales price of this facility was $20.1 million of which $16.9 million in gain on sale-leaseback was deferred and is being amortized over the 12-year term of the lease.  See Note 12 for further information.

The Company also has similar non-cancelable leasing agreements that due to the terms of the underlying leases, are accounted for as capital lease obligations.  At September 30, 2006, the Company had total lease obligations under capital leases of $1.7 million.  Rent expense for the years ended September 30, 2004, 2005, and 2006, was approximately $62.5 million, $65.7 million and $90.6 million, respectively.

12.   Long-Term Obligations

Long-term obligations consisted of the following:

	September 30, 2005	September 30, 2006
	(in thousands)
Amended and Restated Credit Agreement	$130,000	$—
Senior Notes	99,714	68,810
Term Credit Agreement	—	65,000
Short-term borrowings	4,165	2,716
Other Debt	2,843	929
Total long-term obligations	$236,722	$137,455
Less: Current portion of long-term obligations and short-term borrowings	(20,539)	(14,665)
Long-term obligations, less current portion	$216,183	$122,790

Amended and Restated Credit Agreement

The Company has an unsecured credit agreement with a syndicate of banks to support its working capital and acquisition needs.  On September 22, 2006, the Company amended and restated this agreement, or ARCA, primarily to modify pricing, certain technical terms and to extend the maturity to March 31, 2011, or earlier, at the Company’s discretion.  As of September 30, 2006, the ARCA provided a revolving line of credit in the amount of $300.0 million which included a sub-limit for standby letters of credit of $50.0 million. The Company may borrow, at its option, at either (a) a base rate (the greater of the federal funds rate plus 0.50% or the bank’s reference rate) plus a margin which ranges from 0.00% to 0.25%, or (b) an offshore, or LIBOR, rate plus a margin which ranges from 0.75% to 1.75%.  In addition to these borrowing rates, there is a commitment fee which ranges from 0.175% to 0.375% on any unused commitment.  Borrowings under the ARCA are limited by certain financial covenants.  At September 30, 2005 and September 30, 2006, borrowings under this ARCA totaled $130.0 million and $0.0, respectively.  At September 30, 2005 and September 30, 2006, outstanding standby letters of credit totaled $21.1 million and $23.1 million, respectively.  At September 30, 2006, the Company had $276.9 million available for borrowing under this ARCA.

Senior Notes

On September 9, 2002, the Company issued $25.0 million of 6.23% senior notes due October 15, 2008, or the October 2008 Notes.  The October 2008 Notes are unsecured and have an average life of five years.  The annual principal payments of $8.3 million were scheduled to begin October 15, 2006, however, the Company elected to pre-pay the first principal payment in September 2006.

On September 7, 2001, the Company issued $21.0 million of 6.47% senior notes due October 7, 2006, or the October 2006 Notes. The October 2006 Notes were paid in full on September 29, 2006.  The October 2006 Notes were unsecured and had an average life of four years.  The annual principal payments of $7.0 million began October 7, 2004. The first principal and last principal payments due on the October 2006 Notes were prepaid.

On April 14, 2000, the Company issued $35.0 of 8.38% senior notes due April 14, 2012, or the April 2012 Notes. The April 2012 Notes are unsecured and have an average life of 10 years.  The annual principal payments of $7.0 million will begin April 14, 2008.

On June 9, 1998, the Company issued $60.0 million of 6.93% senior notes due June 9, 2008, or the June 2008 Notes. The June 2008 Notes are unsecured and have an average life of seven years.  The annual principal payments of $8.6 million began June 9, 2002.

All of the senior notes require interest to be paid either quarterly or semi-annually in arrears and are subject to certain financial covenants. Proceeds from the October 2006 Notes, the June 2008 Notes and the October 2008 Notes were used to repay outstanding debt borrowed under the then bank credit agreement while proceeds of the April 2012 Notes were used to fund business acquisitions.

Term Credit Agreement

On September 22, 2006, the Company, through certain of its wholly-owned subsidiaries, closed an unsecured term credit agreement with a syndicate of banks to facilitate dividend repatriations under section 965 of the American Jobs Creation Act.  The term credit agreement, or AJCA, provides for a $65.0 million, five-year term loan amongst four subsidiary borrowers and one subsidiary guarantor.  In order to obtain favorable pricing, the Company also provided a parent-company guarantee.  The terms and conditions of the agreement are substantially similar to those contained in the ARCA.  Principal payments are scheduled to begin June 30, 2007, or earlier at the borrowers discretion.  At September 30, 2006, borrowings under this AJCA totaled $65.0 million.

Other Debt

The Company also has a $25.0 million unsecured line of credit and a $10.0 million letter of credit line for use outside of the United States.

The Company also issued promissory notes to certain former shareholders of Maunsell and other acquired companies in connection with those mergers and mortgage debt.  The promissory notes of $0.9 million due to the former Oscar Faber shareholders carry fixed and LIBOR-indexed interest rates, which at September 30, 2006, was 4.5%. These promissory notes have maturities ranging from January 2006 to April 2010. The mortgage debt of $1.4 million at September 30, 2005 was assumed when the Company bought out its joint venture partner as co-owner of its Orange, California, facility. The Company had previously recorded its interest as a capitalized lease. The mortgage debt required equal monthly payments of principal and interest at 8.75% through September 2008.   This debt was repaid in full upon the sale of the facility in May 2006.  See Note 11 for further information.

The following table presents, in thousands, scheduled maturities of the Company’s long-term obligations:

Fiscal Year:
2007	$14,665
2008	30,805
2009	25,485
2010	20,000
2011	39,500
Thereafter	7,000
Total	$137,455

13.   Stock Plans

Global Stock Program—In 1990, the Company adopted the AECOM Technology Corporation Employee Stock Ownership Plan (the ESOP) covering substantially all permanent U.S. based employees and as of September 30, 1998, all shares in the ESOP had been released to ESOP participants’ accounts.

On October 1, 2000, the Company’s Stock Investment Plan, the 401(k) Pension Plan, and the Investment Plan were merged with and into the ESOP; however, individual plan account balances continue to be separately maintained.  Also effective October 1, 2000, the Company adopted the AECOM Technology Corporation Global Stock Plans (the Global Plans).  The Global Plans provide a vehicle for non-U.S. employees to purchase stock in accordance with AECOM bylaws and local laws.  The Global Plans are available to employees under plans in Australia, Hong Kong, New Zealand, Qatar, Singapore, United Arab Emirates and the United Kingdom.

Effective May 1, 2002 the ESOP component was amended so that it no longer qualified as a stock bonus plan or an employee stock ownership plan but rather as a profit sharing plan.  The ESOP was renamed the AECOM Technology Corporation Retirement & Savings Plan (RSP).

The RSP and the Global Plans comprise AECOM’s Global Stock Program, or the GSP.

During fiscal 2005 and 2006, the GSP sold to the Company 912,817 and 814,170 shares of Common Stock for $18.9 million and $20.3 million, respectively. These shares, which were attributable to former employees entitled to distributions under the GSP, were canceled.

For individuals who no longer qualify to be employees of the Company and whose vested shares have an initial value in excess of $5,000, the Company will repurchase the shares, the majority of which were terminated or retired, ratably over five years at the then current share price. At September 30, 2006, the Company’s repurchase obligation covered 4,025,664 Common Shares allocated to former employees by the GSP.  The fair value of these shares at September 30, 2006, was $114.3 million included in Redeemable common stock and common stock units.

Stock Match Program—Effective as of October 3, 1998, the Company implemented a Stock Match Program that provided stock matches on participants’ contributions to the Company’s Stock Investment Plan and Stock Purchase Plan. Effective October 1, 2002, the Board of Directors approved a new Stock Match Program (18% for common stock purchases and 10% for preferred stock purchases) and allocation of the stock matches quarterly.

Stock matches are made at the end of each quarter.  The expense is based upon the value of the stock at the end of such quarter and is expensed in the period the match is made.  For fiscal years ended September 30, 2004, September 30, 2005 and September 30, 2006, stock match expense was $1.8 million, $3.2 million and $14.8 million, respectively.

Stock Purchase Plan—Effective June 1, 1991, the Company adopted the Stock Purchase Plan to provide an opportunity for eligible employees to continue to invest in the Company when the Company’s qualified Investment Plan and/or Stock Investment Plan are no longer available to them due to limitations contained in the U.S. Internal Revenue Code. Under the Stock Purchase Plan, participants are permitted to defer compensation, on a pre-tax basis, for investment in Common Stock Units. These amounts will not be held in trust and would be subject to the general creditors of the Company.

The number of Common Stock Units issued corresponds to an equal number of shares of Common Stock based on the valuation of Common Stock determined at the next valuation date for Stock Purchase Plan purposes. Effective December 31, 1999, shares of the Company’s Common Stock have been valued quarterly and purchases of Common Stock and Common Stock Units are valued at the then most recent valuation.

When a participant in the Stock Purchase Plan ends employment, the Company will make a single sum payment in whole shares of AECOM Common Stock based on the total number of share units credited to his/her account. These shares will be subject to the buyback provisions under the bylaws of the Company. In the alternative, a participant’s Common Stock Units may be converted to a cash book account entry, determined as though the share units were shares of Common Stock and will be redeemed under the same buyback provisions for Common Stock as allowed by the Company’s bylaws. During fiscal 2005 and 2006, the Stock Purchase Plan sold to the Company 497,014 and 348,642 shares of Common Stock for $10.3 million and $8.6 million, respectively.  These shares, which were attributable to former employees entitled to distributions under the Stock Purchase Plan, were canceled.

For individuals who no longer qualify to be employees of the Company, and whose vested Common Stock Units have a value at the end of the fiscal year in which such person ceased to qualify as an employee in excess of $5,000, the Company will repurchase the Common Stock Units ratably over five or 10 years at the then current share price.  At September 30, 2006 the Company’s repurchase obligation covered 1,433,272 Common Stock Units allocated to former employees by the Stock Purchase Plan.  The fair value of these shares at September 30, 2006 was $40.7 million.   The Stock Purchase Plan has been extended indefinitely by the Board of Directors.

The Company also has a program in which non-employee directors can elect, in lieu of cash compensation, to have all or a portion of their director compensation contributed to the Stock Purchase Plan to acquire Common Stock Units of the Company. A total of 5,629,734 Common Stock Units have been issued to the Stock Purchase Plan as of September 30, 2006.

Direct Ownership—The Company has shareholders who hold their shares directly, the majority of whom acquired these shares through a merger or acquisition. When a direct shareholder ends employment, these direct ownership shares will be subject to the buyback provisions under the bylaws of the Company.

During fiscal 2005 and 2006, the direct shareholders sold to the Company 1,577,803 and 636,403 shares of Common Stock for $32.9 million and $16.1 million, respectively. These shares, which were attributable to share diversification, the special liquidity program and former employees entitled to distributions under the bylaws, were canceled.

For individuals who no longer qualify to be employees of the Company, and whose direct ownership shares have an initial value in excess of $5,000, the Company will repurchase the direct ownership shares ratably over five years at the then current share price.  At September 30, 2006 the Company’s repurchase obligation covered 2,155,835 direct ownership shares allocated to former employees.  The fair value of these shares at September 30, 2006 was $61.2 million.

Stock Incentive Plans—The Company has stock incentive plans under which key employees can purchase up to 9,700,000 shares of Common Stock under stock options or restricted stock awards while non-employee directors can purchase up to 250,000 shares of Common Stock under stock options. Stock options may be granted to employees and non-employee directors at a price not less than the fair market value of the stock on the date of grant, and, for employees, options may be accompanied by stock appreciation rights (SARs). SARs entitle employees to surrender stock options and receive cash or stock in an amount equal to the excess of the market value of the optioned shares over their option price. Unexercised options and any accompanying SARs lapse not later than 10 years after the date of grant (seven years if granted subsequent to March 2000). The stock purchase options are accounted for under the intrinsic value based method under APB25.

Options granted to non-employee directors vest six months after the date of grant. Restricted stock awards entitle employees to purchase shares at a cost, if any, that may be less than fair market value, to vote such shares and to receive any dividends thereon, but such shares are subject to forfeiture upon completion of service before the restriction period ends. No SARs or restricted stock awards have been granted.

During the three years in the period ended September 30, 2006, option activity was as follows:

	Number of Options	Weighted Average Exercise Price
	(in thousands, except exercise price)
Balance, September 30, 2003	4,588,200	$11.84
Granted	842,000	$19.58
Exercised	(203,610)	$16.16
Cancelled	(537,590)	$7.28
Balance, September 30, 2004	4,689,000	$13.56
Granted	549,000	$21.02
Exercised	(119,660)	$16.49
Cancelled	(560,265)	$8.11
Balance, September 30, 2005	4,558,075	$15.05
Granted	525,545	$25.43
Exercised	(566,020)	$18.94
Cancelled	(53,280)	$10.16
Balance, September 30, 2006	4,464,320	$16.85

Exercisable as of September 30, 2004	2,315,615	$10.27
Exercisable as of September 30, 2005	2,172,780	$11.88
Exercisable as of September 30, 2006	4,464,320	$16.85

The following table summarizes information concerning outstanding and exercisable options as of September 30, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 8.15 - $ 8.30	190,875	1.85	$8.30	190,875	$8.30
$ 9.22 - $ 9.98	308,875	2.88	$9.97	308,875	$9.97
$10.06 - $10.91	331,225	3.81	$10.82	331,225	$10.82
$11.75 - $12.76	222,250	2.17	$12.57	222,250	$12.57
$13.68 - $17.51	1,548,300	3.28	$15.57	1,548,300	$15.57
$17.58 - $20.67	843,750	5.01	$19.37	843,750	$19.37
$20.78 - $22.97	506,000	6.21	$21.06	506,000	$21.06
$24.81 - $27.68	513,045	7.37	$25.47	513,045	$25.47
$ 8.15 - $27.68	4,464,320	4.31	$16.85	4,464,320	$16.85

The remaining contractual life of options outstanding at September 30, 2006, range from 0.3 to 7.0 years and have a weighted average remaining contractual life of 3.3 years.

Effective as of March 2, 1998, the Company established the Executive/Director Loan Program and Stock Repurchase Program to facilitate the exercise of options. Loans, with full recourse, will be for a term of not less than six months or more than 12 months and will bear interest at a rate of six-month LIBOR plus 1%. Upon maturity of a loan, the Company will offer to repurchase the number of shares which, when multiplied by the then-current fair market value of the shares of Common Stock, will equal the principal and accrued interest on the loan and the loan will be retired from the proceeds of the repurchase. The Board of Directors established a revolving loan pool of up to $10.0 million under this program.  As of September 30, 2006, loans totaling $1.2 million were outstanding. At September 30, 2006, 4,464,320 shares of Common Stock had been reserved for the exercise of Stock Options.

The following pro forma information regarding net income has been calculated as if the Company had accounted for its employee stock options and stock purchase plan using the fair value method under SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123):

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006
	(in thousands, except per share data)
Net income as reported	$50,436	$53,814	$53,686
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,315)	(1,303)	(1,392)
Pro forma net income	$49,121	$52,511	$52,294
Earnings per share:
Basic—as reported	$1.71	$1.86	$1.88
Basic—pro forma	$1.66	$1.81	$1.83
Diluted—as reported	$1.57	$1.68	$1.48
Diluted—pro forma	$1.53	$1.64	$1.44

The results of applying the fair value method could have a materially different effect on pro forma net income in future years.

The fair value of the Company’s stock options used to compute pro forma net income and pro forma earnings per share disclosures is the estimated value using the “Minimum Value” method as allowed for non-public companies’ option-pricing model. The weighted average fair values per share of options granted in fiscal 2004, 2005 and 2006 are $2.85, $4.34 and $5.91, respectively. The following assumptions were used in completing the model:

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006
Dividend yield	0.0%	0.0%	0.0%
Risk-free rate of return, annual	3.39%	3.93%	4.52%
Expected life	6 years	6 years	6 years

Senior Executive Equity Investment Plan—Effective as of March 2, 1998, the Company established the Senior Executive Equity Investment Program (SEEIP) to encourage senior executives, primarily its executive officers, to increase their ownership interests in the Company. Executives who qualify for this program are extended a full recourse, unsecured loan, which bears a fixed interest rate approximating the most recent placement of the Company’s long-term debt. The principal and accrued interest on the loan will be due upon the sale of the Common Stock acquired under this program. If an executive terminates employment with AECOM prior to normal retirement, the principal and accrued interest will become due and payable. The Board of Directors has established a loan pool of up to $30.0 million to fund this program. As of September 30, 2006, loans totaling $26.7 million (plus accrued interest of $9.9 million) with an average interest rate of 6% had been extended under the Senior Executive Equity Investment Program. The Company recorded interest income of $1.6 million and $2.0 million in fiscal years 2005 and 2006, respectively. Common Stock purchased under this program was eligible for a Company stock match and is fully vested. See Note 24 for further information.

During fiscal years ending September 30, 2005 and 2006, the Company awarded performance unit awards under its Performance Earnings Program (PEP) and had accrued approximately $12.0 million relating to the PEP at September 30, 2006.

14.  Redeemable Common Stock and Common Stock Units

Since Company securities are not freely tradable, the Company implemented a program to repurchase such securities from former employees by means of a five-year interest-bearing note.  Alternatively, the former employee may elect to sell, in equal installments, his or her (a) shares of stock over five or nine years or (b) stock units over five or ten years.

The repurchase obligations at September 30, 2006 are based on a stock and unit price of $28.40 per share, as determined by an independent valuation firm. Repurchase obligations in stock and stock units over the next five years and later years for former employees where payout dates have been determined based on the agreed upon repurchase dates are as follows:

Repurchase Date:	Shares/Units
December 2006	1,950,493
December 2007	1,700,149
December 2008	1,497,158
December 2009	1,340,146
December 2010	1,148,377
Thereafter	27,143
7,663,466
Current employees’ Stock Purchase Plan Balance	4,147,802
Total	11,811,268

15.  Stockholders’ Equity

Preferred Stock—The Restated Certificate of Incorporation of the Company authorizes the issuance of 8,000,000 shares of Preferred Stock, par value $.01 per share (the Preferred Stock). The holders of Preferred Stock are generally entitled to one vote per share on all matters to be voted on by the Company’s stockholders and will vote as one class with the Common Stock.

Convertible Preferred Stock—Convertible Preferred Stock is limited to an aggregate of 2,500,000 shares with a par value and liquidation preference of $100 per share. Holders of the Convertible Preferred Stock are entitled to receive dividends payable in additional shares of Convertible Preferred Stock at the Applicable Rate determined as set forth below. Dividends on the Convertible Preferred Stock are payable quarterly on January 1, April 1, July 1, and October 1 of each year.

The Applicable Rate will be set annually by the independent appraiser engaged by the Trustee of  AECOM Common Stock in the Retirement & Savings Plan at a level that it determines is necessary for the fair value of the Convertible Preferred Stock to be equal to its par value.

After a share of Convertible Preferred Stock has been outstanding for at least three years, the Company may redeem such Convertible Preferred Stock at the Company’s election, in whole or in part, upon not less than 30 or more than 60 days’ written notice. The redemption price shall be equal to 102.5% of the liquidation preference of the share of Convertible Preferred Stock to be redeemed, plus the payment of any accrued and unpaid dividends to the redemption date. In any event, at such time as a holder of Convertible Preferred Stock no longer meets the qualifications to be a holder of Employee Stock, the Convertible Preferred Stock held by such holder shall be repurchased by the Company.

If the Convertible Preferred Stock has been held at least one year, on each January 1, April 1, July 1, and October 1, or a Preferred Conversion Date, the holder of shares of Convertible Preferred Stock may convert some or all of the shares of Convertible Preferred

Stock held into shares of the Company’s Common Stock. The number of shares of the Company’s Common Stock to be received upon conversion shall be determined by dividing (i) the aggregate liquidation preferences and accrued and unpaid dividends to the applicable Preferred Conversion Date of the shares of Convertible Preferred Stock to be converted, by (ii) the per share price of the Company’s Common Stock on the applicable Preferred Conversion Date.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Convertible Preferred Stock are entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of the Company’s Common Stock or of any other shares of stock of the Company ranking as to such a distribution junior to the shares of Convertible Preferred Stock, liquidating distributions in the amount of $100 per share plus accrued and unpaid dividends. After payment of such liquidating distributions, the holders of shares of Convertible Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

Except as expressly required by applicable law, the holders of the Convertible Preferred Stock will be entitled to one vote per share.

If the equivalent of six quarterly dividends payable on the Convertible Preferred Stock are in arrears, the number of directors of the Company will be increased by two and the holders of Convertible Preferred Stock, voting as a class with the holders of shares of any one or more other series of preferred stock ranking on a parity with the Convertible Preferred Stock as to payment of dividends and the distribution of assets and upon which like voting rights have been conferred and are exercisable, will be entitled to elect two directors to fill such vacancies. Such right to elect two additional directors shall continue until all dividends in arrears have been paid or declared and set apart for payment. Each director elected by the holders of shares of the Convertible Preferred Stock and all other classes of preferred stock whose holders are entitled to vote shall continue to serve as such director for the full term for which he or she shall have been elected, notwithstanding that prior to the end of such term such default shall cease to exist.

Class B and Class C Stock—Effective as of September 10, 1999, the Company established a new class of Preferred Stock, Class B Stock, and issued the shares to U.S. Trust Company, N.A., as Trustee of the AECOM Technology Corporation Supplemental Trust. This Class B Stock has been issued to secure, in part, the Company’s obligation under the Stock Purchase Plan, although the stock is subject to the claims of the Company’s creditors. Only the Trustee is eligible to hold this stock. The participants in the Stock Purchase Plan have no ownership interest in this stock. The shares carry one vote per share and are voted by the Trustee in its sole discretion. Upon distribution or reduction of Common Stock Units by the Stock Purchase Plan, the corresponding number of shares of Class B Stock will be returned by the Trustee to the Company for cancellation. Upon issuance of additional Common Stock Units to the Stock Purchase Plan, a like number of shares of Class B Stock will be issued to the Trustee. The Class B Stock has a par value of $.01 per share, carries with it a liquidation preference and redemption value of $.01 per share, and has no right to any dividend.

On April 15, 2003, the Company amended its Certificate of Incorporation to authorize the issuance of Class C Stock.  The Class C Stock has no par value, each share is entitled to 100,000 votes on all matters to be voted on by the Company’s shareholders, has no right to any dividend and enjoys a liquidation and redemption value of $1.00 per share.

Both the Class B Stock and the Class C Stock exist as part of the Company’s Stock Purchase Plan, or SPP.  Until the Class B authorized share limit is reached for each Common Stock Unit acquired under the SPP, a share of Class B Stock was issued to the trustee of the Company’s stock plan (the only entity eligible to hold such stock) and once the Class B authorized share limit is reached, for each 100,000 Common Stock Units acquired under the SPP, a share of Class C Stock will be issued to the trustee.  Conversely, upon cancellation of (i) a common stock unit or (ii) 100,000 common stock units, the trustee will return a share of Class B Stock or one share of Class C Stock, respectively, to the Company for cancellation.  The trustee has sole discretion as how it votes each share of Class B Stock and Class C Stock.

Pursuant to an exchange agreement dated January 14, 2004, U.S. Trust exchanged the 5.0 million shares of Class B preferred stock held by it in exchange for 50 shares of Class C preferred stock.  Shortly after such exchange, the Company deposited $49,950, representing the additional liquidation preference of the Class B preferred stock tendered by U.S. Trust over the liquidation preference of the Class C preferred stock received by it, into the Supplemental Trust in respect of the common stock units.  Thereafter, a certificate of elimination was filed by the Company with the Delaware Secretary of State eliminating the Class B preferred stock and the Company withdrew $49,950 from the Supplemental Trust in accordance with the trust rules.  This has the effect of restoring Class B shares exchanged to the status of authorized but unissued shares of preferred stock, which can be issued by the Company in the future.  The only voting stock associated with our SPP units going forward will be the Class C stock.

Redeemable Preferred Stock, Class D—Prior to February 9, 2006, the Company had outstanding Class D convertible preferred stock which was limited to an aggregate of 120,000 shares with a par value of $0.01 per share and a liquidation preference of $1,000 per share. Holders of the convertible preferred stock were entitled to receive dividends payable at the rate of 7% per annum on the liquidation preference either in cash or in additional shares of Class D stock, at the Company’s election; provided, however, that so long as a Default Rate Event (as defined below) had occurred and continued, the dividend rate would increase to 10% per annum.  The terms of the Class D stock prohibited the Company from paying cash dividends in respect of its common stock until the Company consummated an Initial Public Offering (IPO).  “Default Rate Event” means (i) the Company’s failure to redeem all the outstanding shares of the Class D stock on June 25, 2010; (ii) the Company’s failure to meet its obligations upon a liquidation event; and (iii) the Company’s material breach of the special class voting rights provisions.  Dividends on the Class D stock wee payable quarterly on last day of February, May, August, and November of each year.  On February 9, 2006, the Company redeemed all of the outstanding shares of the Class D convertible preferred stock and repurchased all of the outstanding warrants held by the holders of the Class D convertible preferred stock to purchase its common stock.

Class E Stock—The Class E preferred stock is limited to an aggregate of 20 shares, has no par value, and has a liquidation preference of $1.00 per share.  These shares may only be issued to and held by the Trustee of the AECOM Technology Corporation Supplemental Trust and are not entitled to receive any dividends.  These shares have limited voting rights primarily involving voluntary liquidation, dissolution or winding up the affairs of the Company; sale of all or substantially all of the properties of the Company; change in beneficial ownership of more than fifty percent of the voting stock of the Company; and the issuance on sale of stock in an initial public offering in which the Company’s common stock is listed on the New York Stock Exchange or the NASDAQ National Market.  In such cases, each share is entitled 100,000 votes per share on all matters voted on by holders of Class E stock.  The Company, with notice, may redeem Class E stock by paying the liquidation preference.  The holders of Class E stock have no conversion rights.

All shares of Class E stock redeemed or repurchased by the Corporation shall be restored to the status of authorized but un-issued shares of Preferred Stock, without designation as to series.

Class F and Class G Convertible Preferred Stock

Dividends.  The Class F and Class G convertible preferred stock do not receive a stated dividend.  If, however, we should declare or pay dividends on our common stock, then holders of our Class F and Class G convertible preferred stock will be entitled to receive dividends equal to the amount that would have been payable had the Class F and Class G preferred shares been converted into common stock immediately prior to the record date for such dividend.

Mandatory Redemption.  We must redeem all outstanding shares of the Class F and Class G convertible preferred stock upon the earlier of (a) February 9, 2012 or (b) the sale of substantially all of our assets.  The redemption price will equal the greater of (i) the liquidation preference of such share of Class F or Class G preferred stock, which is $2,500 per share, and (ii) (A) if the redemption occurs on the maturity date of February 9, 2012, the fair market value of the shares of common stock into which such shares of Class F and Class G would have converted on February 8, 2012 or (B) if the redemption occurs as a result of a sale of substantially all of our assets, the amount (on an as converted to common stock basis) that each share of common stock would be entitled to receive on the date of such sale of substantially all of our assets.

Conversion.  Each share of the Class F and Class G convertible preferred stock is convertible, at the election of the holder thereof, into our common stock at an initial conversion rate of approximately 99.7 shares of common stock for each share of Class F and G preferred stock.  The conversion rate is determined by dividing the liquidation preference of $2,500 per share by the initial conversion price of $25.07 per share.  The conversion rate and conversion price are subject to certain anti-dilution adjustments, based on future issuances of our common stock (other than issuances at fair market value to employees, directors, consultants participating in our stock plans or shareholders of a firm we acquire in the ordinary course of business).

In addition the Class F and Class G convertible preferred stock will automatically be converted into our common stock (A) if our common stock is listed on the New York Stock Exchange, American Stock Exchange or NASDAQ in connection with a public offering with aggregate gross proceeds to us of at least $50,000,000 or (B) the affirmative written election of the holders of the Class F and/or Class G preferred stock, as applicable.

Liquidation Rights.  In the event of our voluntary or involuntary liquidation, dissolution or winding up, or a change of control, the holders of shares of the Class F and Class G convertible preferred stock are entitled to receive, out of our assets available for distribution to stockholders before any distribution of assets or any payments are made to holders of our common stock or of any other shares of our stock ranking as to such a distribution junior to the shares of Class F and Class G convertible preferred stock, liquidating distributions in an amount equal to $2,500 per share. After payment of such liquidating distributions, the holders of shares of Class F and Class G convertible preferred stock will not be entitled to any further participation in any distribution of assets by us.

Voting Rights.  The Class F and Class G convertible preferred stock vote together with our common stock as a single class on all matters voted on by holders of our common stock.  The shares so voted will be the number of shares of our common stock into which such Class F and Class G convertible preferred stock is then convertible.  In addition, the approval of the holders of a majority of our Class F and Class G convertible preferred stock, each voting as a separate class, as applicable will be required for certain actions by the Company that materially affect the Class F or Class G convertible preferred stock.

Designation of Board Members.  The holders of a majority of our Class F convertible preferred stock and the holders of a majority of our Class G convertible preferred stock are each entitled to appoint one member to our board of directors.  Each group of holders will maintain this board appointment right so long as it continues to hold Class F and Class G convertible preferred stock, as applicable, with a liquidation preference equal to at least 50% of the aggregate liquidation preference of the Class F or Class G shares, as applicable, initially purchased by it.

Registration Rights.  The holders of the Class F and Class G convertible preferred stock have certain registration rights that may result in such holders being able to sell their shares of common stock in a registered offering after an initial public offering of our common stock before other holders of our common stock.

Preemptive Rights.  If we issue shares of common stock or securities convertible or exercisable into common stock at a price per share below fair market value, then the holders of Class F and G convertible preferred stock will have a preemptive right to purchase a pro rata share of such new securities, subject to customary exceptions including an exception for shares issued pursuant to our stock plans.

Common and Preferred Stock Units—Common and Preferred Stock Units (Stock Units) under the Stock Purchase Plan may only be redeemed for Common Stock. The holders of Stock Units are not entitled to vote but are entitled to dividends if dividends are declared on Common Stock. In the event of the liquidation of the Company, holders of the Stock Units are entitled to no right greater than holders of Common Stock.

Stock Warrants—The Company issued 500,000 warrants in conjunction with the sale of Class D convertible preferred stock.  The warrants entitled the holders to purchase Common Stock of the Company at $16.74 per share, in whole or in part, at any time and from time to time on or before the expiration date of the Warrants on June 24, 2010, as long as all the Class D stock had been redeemed.  If all the Class D stock had not been redeemed, then the proportional amount of Warrants associated with the unredeemed Class D stock would have expired when all the Class D convertible preferred stock had been redeemed, but in no event later than June 24, 2011.  Until exercise of the Warrants, the holders of the Warrants did not have nor exercise any rights as a stockholder of the Company, either at law or in equity.  The Warrants were valued at issuance using the Black-Scholes Warrant pricing model.  On February 9, 2006, the Company repurchased 100% of the outstanding warrants.

16.  Earnings Per Share

Basic EPS excludes dilution and is computed by dividing the income available to common stock and common stock unit holders by the weighted average number of shares and units outstanding for the period. Diluted EPS is computed by dividing income available to common stock and common stock unit holders by the weighted average number of shares and units outstanding and the weighted average potential common shares.  Potential common shares include the dilutive effects of outstanding stock options, stock match shares and units, preferred stock and warrants. The issuance of stock match shares and units is reflected in basic EPS on the last day of the fiscal quarter when the actual number of shares and units is determined based on the quarter-end price per share and in diluted EPS when the match is accrued based on the then current price per share.

The following table sets forth a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006
	(in thousands, except per share data)
Numerator for basic earnings per share:
Net income	$50,436	$53,814	$53,686
Preferred stock dividends	(5,443)	(5,506)	(2,205)
Net income available for common stockholders	$44,993	$48,308	$51,481
Denominator for basic earnings per share:
Weighted average shares	26,300	25,940	27,428
Numerator for diluted earnings per share:
Net income	$50,436	$53,814	$53,686
Denominator for diluted earnings per share:
Denominator for basic earnings per share	26,300	25,940	27,428
Potential common shares:
Preferred stock, Class D	4,480	4,480	1,582
Preferred stock, Class F and Class G	—	—	5,963
Stock options	1,103	1,242	1,079
Preferred stock, other	138	171	184
Stock matches	16	14	20
Stock units	11	15	14
Stock warrants	79	127	59
Denominator for diluted earnings per share	32,127	31,989	36,329
Earnings per share:
Basic	$1.71	$1.86	$1.88
Diluted	$1.57	$1.68	$1.48

For the fiscal years ended September 30, 2004, September 30, 2005 and September 30, 2006, no options were excluded from the calculation of potential common shares because their exercise prices exceeded the average market price for that period.

17.  Foreign Currency

The Company uses forward exchange contracts from time to time to mitigate foreign currency risk. The Company limits exposure to foreign currency fluctuations in most of its contracts through provisions that require client payments in currencies corresponding to the currency in which costs are incurred. As a result of this natural hedge, the Company generally does not need to hedge foreign currency cash flows for contract work performed. The functional currency of all significant foreign operations is the respective local currency.

18.  Commitments and Contingencies

The Company is a defendant in various lawsuits arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the financial position of the Company.

The Company is contingently liable in the amount of approximately $43.6 million under standby letters of credit issued primarily in connection with general and professional liability insurance programs and for payment and performance guarantees relating to domestic and overseas contracts. In addition, in some instances the Company guarantees that a project, when complete, will achieve specified performance standards. If the project subsequently fails to meet guaranteed performance standards, the Company may either incur significant additional costs or be held responsible for the costs incurred by the client to achieve the required performance standards.

Under joint venture arrangements, if a partner is financially unable to complete its share of the contract, the other partner(s) will be required to complete those activities. The Company generally only enters into joint venture arrangements with partners who are reputable, financially sound and who carry appropriate levels of surety bonds for the project in order to adequately assure completion of their assignments. The Company is a partner in certain joint ventures where the joint venture has contracted with sub-consultants for certain specialized professional services. The joint venture, or the Company to the extent that the joint venture partner (s) are unable to fulfill their responsibilities, is liable to the third-party customer for performance of the sub-consultant and would be liable to the sub-consultant if the third-party customer failed to make payments due the joint venture for sub-consultant services.

Prior to fiscal 2002 the Company had Performance Unit Plans (PUPs) under which the Board of Directors granted performance unit awards to executive officers and key employees of AECOM and its subsidiaries. In the first quarter of fiscal 2002, the Company terminated the PUPs and accrued and fully vested all participants, as a group, at the projected level of each participant’s award.  At September 30, 2005, the Company had awards outstanding under the PUP in the amount of $3.0 million which was paid prior to September 30, 2006.

In July 2006, the Company executed a definitive purchase agreement, subject to, among other conditions, Chinese government regulatory approvals, to acquire a 10% interest in Shanghai Tunnel Engineering Co., Ltd., or STEC.  STEC is a Shanghai, China-based professional technical services firm which specializes in transportation design.  If we receive approval by China’s Ministry of Commerce, the consideration would consist of cash.  In December 2006, the Company was notified that China’s Ministry of Commerce has approved the investment as of November 9, 2006.  The agreement calls that the consideration be paid no greater than 120 day after the effective date of such approval, or March 9, 2007.  As of the date of this report, the Company has not funded the STEC investment.

19.  Reportable Segments and Geographic Information

The Company’s management has organized its operations into two reportable segments: Professional Technical Services and Management Support Services. This segmentation corresponds to how the Company manages its business as well as the underlying characteristics of its markets.

Management internally analyzes the results of its operations using several non-GAAP measures. A significant portion of the Company’s revenues relates to services provided by subcontractors and other non-employees that it categorizes as other direct costs. Those pass-through costs are typically paid to service providers upon our receipt of payment from the client. Other direct costs are segregated from cost of revenues resulting in net service revenues which is a measure of work performed by AECOM employees. The Company has included information on net service revenues as it believes that it is a more accurate measure on which to base gross margin. In addition, compensation expense, included in both cost of revenues and general and administrative expense, associated with the non-cash stock matches, is segregated and shown below general and administrative expense as it is considered by management to be a function of the level of stock purchased by employees and not a cost of work performed.

The following tables set forth summarized financial information concerning the Company’s reportable segments:

Reportable Segments:

	Professional Technical Services	Management Support Services	Total
	(in thousands)
Fiscal Year Ended September 30, 2004:
Revenue	$1,777,718	$232,143	$2,009,861
Net service revenue	1,198,354	35,785	1,234,139
Gross profit	561,392	6,386	567,778
Gross profit as a % of revenue	31.6%	2.8%	28.2%
Gross profit as a % of net service revenue	46.8%	17.8%	46.0%
Equity in earnings of joint ventures	2,517	—	2,517
General and administrative expenses	460,331	5,636	465,967
Segment income from operations	100,270	1,944	102,214
Segment assets	910,554	69,352	979,906

Fiscal Year Ended September 30, 2005:
Revenue	$2,082,618	$309,053	$2,391,671
Net service revenue	1,415,450	42,977	1,458,427
Gross profit	662,219	13,967	676,186
Gross profit as a % of revenue	31.8%	4.5%	28.3%
Gross profit as a % of net service revenue	46.8%	32.5%	46.4%
Equity in earnings of joint ventures	2,352	—	2,352
General and administrative expenses	555,642	8,129	563,771
Segment income from operations	106,228	5,838	112,066
Segment assets	1,257,093	87,685	1,344,778

Fiscal Year Ended September 30, 2006:
Revenue	$2,772,833	$647,188	$3,420,021
Net service revenue	1,787,078	89,794	1,876,872
Gross profit	872,305	38,873	911,178
Gross profit as a % of revenue	31.5%	6.0%	26.6%
Gross profit as a % of net service revenue	48.8%	43.3%	48.5%
Equity in earnings of joint ventures	2,958	4,942	7,900
General and administrative expenses	745,237	20,886	766,123
Segment income from operations	130,026	22,929	152,955
Segment assets	1,601,634	111,726	1,713,360

Reconciliations:

	Fiscal Year Ended
	September 30, 2004	September 30, 2005	September 30, 2006
	(in thousands)
Revenue:
Revenue from reportable segments	$2,009,861	$2,391,671	$3,420,021
Other revenue	2,114	3,669	1,471
Total consolidated revenue	$2,011,975	$2,395,340	$3,421,492

Gross profit:
Gross profit from reportable segments	$567,778	$676,186	$911,178
Other contributions to gross profit	778	1,291	(5,370)
Total consolidated gross profit	$568,556	$677,477	$905,808

General and administrative expenses:
G&A expenses from reportable segments	$465,967	$563,771	$766,123
Unallocated corporate general and administrative expenses	18,479	17,758	42,830
Total consolidated general and administrative expenses	$484,446	$581,529	$808,953

Income from operations:
Income from operations from reportable segments	$102,214	$112,066	$152,955
Expenses not allocated to reportable segments	(15,587)	(13,766)	(49,546)
Total consolidated income from operations	$86,627	$98,300	$103,409

Total assets:
Total assets from reportable segments	$979,906	$1,344,778	$1,713,360
Total assets not allocated to segments and eliminations	141,973	80,146	112,414
Total consolidated assets	$1,121,879	$1,424,924	$1,825,774

Geographic Information:

	Fiscal Year Ended
	September 30, 2004		September 30, 2005		September 30, 2006
	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets
	(in thousands)
United States	$1,492,953	$189,809	$1,680,452	$326,168	$2,497,769	$377,375
Foreign Countries	519,022	192,754	714,888	220,655	923,723	256,075
Total	$2,011,975	$382,563	$2,395,340	$546,823	$3,421,492	$633,450

20.   Major Clients

Approximately, 19%, 22% and 28% of the Company’s revenue was derived through direct contracts with agencies of the U.S. Federal Government in the years ended September 30, 2004, 2005, and 2006, respectively. One of these contracts accounted for approximately 9% of the Company’s revenue in each of the years ended September 30, 2004, 2005, and 2006.  No single client accounted for more than 10% of the Company’s revenue.

21.  Quarterly Financial Information—Unaudited

In the opinion of management, the following unaudited quarterly data for the fiscal years ended September 30, 2005 and September 30, 2006 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature.

Fiscal Year 2005:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Revenue	$531,064	$579,507	$624,931	$659,838
Cost of revenue	381,298	412,234	451,435	472,896
Gross profit	149,766	167,273	173,496	186,942
Equity in earnings of joint ventures	763	223	130	1,236
General and administrative expenses	130,090	146,695	149,559	155,185
Income from operations	20,439	20,801	24,067	32,993
Minority interest in share of earnings	1,465	2,504	2,329	2,155
Interest expense, net	1,763	2,286	1,366	1,639
Income before income tax expense	17,211	16,011	20,372	29,199
Income tax expense	6,023	5,604	7,130	10,222
Net income	$11,188	$10,407	$13,242	$18,977

Net income allocation:
Preferred stock dividend	$1,373	$1,373	$1,378	$1,382
Net income available to common stockholders	9,814	9,034	11,864	17,595
Net income	$11,188	$10,407	$13,242	$18,977

Basic earnings per share	$0.37	$0.36	$0.46	$0.67
Diluted earnings per share	$0.34	$0.34	$0.42	$0.59

Weighted average common shares outstanding:
Basic	26,835	24,822	25,846	26,259
Diluted	32,585	30,709	31,764	32,174

Fiscal Year 2006:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Revenue	$746,797	$858,930	$911,486	$904,279
Cost of revenue	546,758	629,907	678,581	660,438
Gross profit	200,039	229,023	232,905	243,841
Equity in earnings of joint ventures	1,670	893	1,554	2,437
General and administrative expenses	176,983	204,838	209,340	217,792
Income from operations	24,726	25,078	25,119	28,486
Minority interest in share of earnings	1,951	3,530	3,022	5,421
Interest expense, net	3,723	4,067	2,528	258
Income before income tax expense	19,052	17,481	19,569	22,807
Income tax expense	6,097	5,594	6,262	7,270
Net income	$12,955	$11,887	$13,307	$15,537

Net income allocation:
Preferred stock dividend	$1,384	$663	$78	$80
Net income available to common stockholders	11,571	11,224	13,229	15,457
Net income	$12,955	$11,887	$13,307	$15,537

Basic earnings per share	$0.43	$0.42	$0.47	$0.55
Diluted earnings per share	$0.40	$0.34	$0.36	$0.40

Weighted average common shares outstanding:
Basic	26,644	26,838	27,881	28,350
Diluted	32,612	35,153	36,941	39,018

22.  Related Party Transactions

In conjunction with an acquisition made in fiscal 2005, the Company assumed an operating lease in which the lessor is a company affiliated with the former shareholder of the acquired entity, who now serves as the President of one of the Company’s operating subsidiaries.  Remaining amounts payable under the lease, which expires in August 2015, are $6.2 million.  In the fiscal years ended September 30, 2005 and 2006, lease payments to this related party totaled $0.0 million and $0.7 million, respectively.

23.  Litigation and Legal Proceedings

The Company is subject to certain claims and lawsuits filed against engineering and technical services firms.  From time to time, the Company is a defendant in lawsuits involving its alleged professional liability, personal injury, contract and other disputes arising in the normal course of business.  To some extent, these matters are covered by insurance, and in other cases, the Company is self-insured.

24.  Subsequent Events—Unaudited

In January 2007, the Company acquired 100% of the capital stock of Hayes, Seay, Mattern & Mattern, Inc. (HSMM), a Virginia-based engineering and architectural firm which provides professional technical services for buildings, infrastructure development and environmental restoration.  The consideration consisted of cash and is subject to a purchase price allocation adjustment based upon the final determination of HSMM’s tangible and intangible net asset value as of January 3, 2007.

The Company has entered into a letter of intent to acquire 100% of the capital stock of RETEC, Inc., a Massachusetts-based environmental consulting and engineering firm.  The Company expects the transaction to close in the second quarter of fiscal 2007.

The Company is in the process of the termination and repayment of all outstanding loans previously made to its directors and senior officers under its SEEIP.  SEEIP loans were made by the Company to encourage its senior officers to hold AECOM stock by providing loans to fund the purchases of the stock.  The Company expects that all SEEIP loans will be terminated and repaid prior to February 15, 2007.  At September 30, 2006, there were SEEIP loans outstanding with an aggregate principal amount of approximately $26.7 million.

In December 2006, the Company sold it’s equity investment in a U.K. based company for approximately 7.5 million GBP, or approximately $14.7 million.